Attachment 1

File No.82-4814

"Economics plus" Newspaper, dated 04.02.2004 No.08

**To attention of shareholders
of OJSC "Nizhnedneprovskiy Pipe-Rolling Plant"!**

General shareholders' meeting of OJSC the "Nizhnedneprovskiy Pipe-Rolling Plant" is convoked on initiative of the shareholder owning more than 10 % of voices, will take place on March, 26, 2004 in 15-00 in recreation Centre "Metallurgist" in the address: Dnepropetrovsk, Kosiora street, 27.

Agenda:

1. Revocation and election of members of the Review Board and candidate members of the Review Board.
2. Revocation and election of members of Administration.
3. About alienation and operations with property of OJSC "NTZ".
4. About participation of OJSC "NTZ" in the unions of enterprises and payments (investments) in their chartered capital (fund).
5. About participation of OJSC "NTZ" in charitable organizations.

Registration will be carried out at the place of holding of the meeting on March, -26, 2004 from 12-40 to 14-40.

For participation in shareholders' meeting it is necessary to have on oneself:
- for the shareholders – a document certifying personality.
- for the representatives of shareholders - the power of attorney, drawn up in accordance with the legislation in force or other document, confirming the powers of representative and document certifying the personality of such representative.

With the materials related to the agenda, the shareholders can familiarize themselves in the address: Dnepropetrovsk, Kosiora street, 27 in accordance with the legislation of Ukraine currently in force.

Additional information can be obtained by calling:
(0562) 35-83-47, 34-94-66

Administration

3

dlw 11/5

"Dnepr Vecherniy" Newspaper, dated 07.02.2004 No.20

To attention of shareholders
of OJSC "Nizhnedneprovskiy Pipe-Rolling Plant"!

General shareholders' meeting of OJSC the "Nizhnedneprovskiy Pipe-Rolling Plant" is convoked on initiative of the shareholder owning more than 10 % of voices, will take place on March, 26, 2004 in 15-00 in recreation Centre "Metallurgist" in the address: Dnepropetrovsk, Kosiora street, 27.

Agenda:

1. Revocation and election of members of the Review Board and candidate members of the Review Board.
2. Revocation and election of members of Administration.
3. About alienation and operations with property of OJSC "NTZ".
4. About participation of OJSC "NTZ" in the unions of enterprises and payments (investments) in their chartered capital (fund).
5. About participation of OJSC "NTZ" in charitable organizations.

Registration will be carried out at the place of holding of the meeting on March, -26, 2004 from 12-40 to 14-40.

For participation in shareholders' meeting it is necessary to have on oneself:
- for the shareholders – a document certifying personality.
- for the representatives of shareholders - the power of attorney, drawn up in accordance with the legislation in force or other document, confirming the powers of representative and document certifying the personality of such representative.

With the materials related to the agenda, the shareholders can familiarize themselves in the address: Dnepropetrovsk, Kosiora street, 27 in accordance with the legislation of Ukraine currently in force.

Additional information can be obtained by calling:
(0562) 35-83-47, 34-94-66

Administration

"Pridneprovsky metalwoker" Newspaper, dated 06.02.2004 No.4

To attention of shareholders
of OJSC "Nizhnedneprovskiy Pipe-Rolling Plant"!

General shareholders' meeting of OJSC the "Nizhnedneprovskiy Pipe-Rolling Plant" is convoked on initiative of the shareholder owning more than 10 % of voices, will take place on March, 26, 2004 in 15-00 in recreation Centre "Metallurgist" in the address: Dnepropetrovsk, Kosiora street, 27.

Agenda:

1. Revocation and election of members of the Review Board and candidate members of the Review Board.
2. Revocation and election of members of Administration.
3. About alienation and operations with property of OJSC "NTZ".
4. About participation of OJSC "NTZ" in the unions of enterprises and payments (investments) in their chartered capital (fund).
5. About participation of OJSC "NTZ" in charitable organizations.

Registration will be carried out at the place of holding of the meeting on March, -26, 2004 from 12-40 to 14-40.

For participation in shareholders' meeting it is necessary to have on oneself:
- for the shareholders – a document certifying personality.
- for the representatives of shareholders - the power of attorney, drawn up in accordance with the legislation in force or other document, confirming the powers of representative and document certifying the personality of such representative.

With the materials related to the agenda, the shareholders can familiarize themselves in the address: Dnepropetrovsk, Kosiora street, 27 in accordance with the legislation of Ukraine currently in force.

Additional information can be obtained by calling:
(0562) 35-83-47, 34-94-66

Administration

Attachment 2

File No.82-4814

"Economics plus" Newspaper, dated 09.03.2004 No.18

To kind attention of shareholders
of Open Joint Stock Company "Nizhnedneprovsky Tube Rolling Plant"

In accordance with Art. 43 of the Ukrainian Law "About Economic Companies", upon the request of shareholder - LLC firm "Kuvera" - having more than 10 % of the votes, the agenda of the General Meeting of shareholders of OJSC "Nizhnedneprovsky Tube Rolling Plant" which will be held on March 26, 2004 in address: Dnipropetrovs'k, Kosiora st., 27, Palace of Culture "Metalurg", is added with following items:

6. The approval of the report of Company's Board about the results of activity for year 2003, and approval of the main directions of Company's activity for year 2004.
7. The approval of the report and conclusions of Company's Auditing Committee upon the results of auditing of the Company's economic activity in year 2003.
8. The approval of annual results of economic activity of the Company in year 2003, the profit distribution order. The approval of the time limits and the order of dividends payment.
9. The approval of basic parameters of financial and economic activity of the Company for year 2004.
10. The introduction of amendments and supplements to the Company's Charter.
11. The withdrawal and the election of the members of Company's Auditing Committee and candidates to Auditing Committee members.
12. About participation of OJSC "NTRP" in creation of economic company.
13. About approval of resolutions adopted by Company's Supervisory Board.

(The publication on the agenda of the above general meeting of shareholders was placed in newspapers "Ekonomika plus" No. 08(119) dd. 04.02.2004 and "Dnepr vecherniy" No. 20(10885) dd. 07.02.2004).

The information can be obtained by tel.: (0562) 35-83-47, 34-94-66.

The Board

"Dnepr Vecherniy" Newspaper, dated 10.03.2004 No.37

To kind attention of shareholders
of Open Joint Stock Company "Nizhnedneprovsky Tube Rolling Plant"

In accordance with Art. 43 of the Ukrainian Law "About Economic Companies", upon the request of shareholder - LLC firm "Kuvera" - having more than 10 % of the votes, the agenda of the General Meeting of shareholders of OJSC "Nizhnedneprovsky Tube Rolling Plant" which will be held on March 26, 2004 in address: Dnipropetrovs'k, Kosiora st., 27, Palace of Culture "Metalurg", is added with following items:

6. The approval of the report of Company's Board about the results of activity for year 2003, and approval of the main directions of Company's activity for year 2004.

7. The approval of the report and conclusions of Company's Auditing Committee upon the results of auditing of the Company's economic activity in year 2003.

8. The approval of annual results of economic activity of the Company in year 2003, the profit distribution order. The approval of the time limits and the order of dividends payment.

9. The approval of basic parameters of financial and economic activity of the Company for year 2004.

10. The introduction of amendments and supplements to the Company's Charter.

11. The withdrawal and the election of the members of Company's Auditing Committee and candidates to Auditing Committee members.

12. About participation of OJSC "NTRP" in creation of economic company.

13. About approval of resolutions adopted by Company's Supervisory Board.

(The publication on the agenda of the above general meeting of shareholders was placed in newspapers "Ekonomika plus" No. 08(119) dd. 04.02.2004 and "Dnepr vecherniy" No. 20(10885) dd. 07.02.2004).

The information can be obtained by tel.: (0562) 35-83-47, 34-94-66.

The Board

"Pridneprovsky metalwoker" Newspaper, dated 12.03.2004 No.9

To kind attention of shareholders
of Open Joint Stock Company "Nizhnedneprovsky Tube Rolling Plant"

In accordance with Art. 43 of the Ukrainian Law "About Economic Companies", upon the request of shareholder - LLC firm "Kuvera" - having more than 10 % of the votes, the agenda of the General Meeting of shareholders of OJSC "Nizhnedneprovsky Tube Rolling Plant" which will be held on March 26, 2004 in address: Dnipropetrovs'k, Kosiora st., 27, Palace of Culture "Metalurg", is added with following items:

6. The approval of the report of Company's Board about the results of activity for year 2003, and approval of the main directions of Company's activity for year 2004.
7. The approval of the report and conclusions of Company's Auditing Committee upon the results of auditing of the Company's economic activity in year 2003.
8. The approval of annual results of economic activity of the Company in year 2003, the profit distribution order. The approval of the time limits and the order of dividends payment.
9. The approval of basic parameters of financial and economic activity of the Company for year 2004.
10. The introduction of amendments and supplements to the Company's Charter.
11. The withdrawal and the election of the members of Company's Auditing Committee and candidates to Auditing Committee members.
12. About participation of OJSC "NTRP" in creation of economic company.
13. About approval of resolutions adopted by Company's Supervisory Board.

(The publication on the agenda of the above general meeting of shareholders was placed in newspapers "Ekonomika plus" No. 08(119) dd. 04.02.2004 and "Dnepr vecherniy" No. 20(10885) dd. 07.02.2004).

The information can be obtained by tel.: (0562) 35-83-47, 34-94-66.

The Board

File No.82-4814

MINUTES No.9

Of the general Meeting of shareholders of the Open Joint-Stock Company "Nizhnedneprovsky tube rolling plant"

Dnepropetrovsk March 26, 2004

The Chairman of the Board of Directors - the Director General of the plant, Gennady Aleksandrovich Esaulov greets the shareholders present in the assembly hall and their representatives.

The Chairman of the Board of Directors informs that registration of all shareholder present at the Meeting and their representatives has been carried out by the Registrar of the Company – the Company with limited liability "Alpha – Invest".

The floor to read the minutes of the registration results of the shareholders present at the Meeting is granted to the representative of the Registrar, Larissa Nikolaevna Kljuchnik:

According to the Statute of the Open Joint-Share Company "Nizhnedneprovsky tube-rolling plant" the total number of votes is equal to 53 885 000.

For participation in general Meeting shareholders with the right to vote 82 persons has been registered (shareholders and their representatives) representing 47 497 572 votes that constitute 88.15 % from total number of votes.

According to the minute, there is a quorum for holding a valid general Meeting of shareholders.

The chairman of Board informs shareholders that **the Meeting is declared open.**

By the proposal of the Chairman of the Board of Directors the counting board consisting of the following persons is suggested for approval: Bezbah V.J., Bezbah Ju.A., Gorbulin A.V., Grupp Ya.V., Gubarenko S.V., Dragan T.V., Zhuk O.V., Kucherenko O.V., Lysenko E.V., Marchenko V.P., Molotkova A.O., Nedashkovskaya L.I., Okhmat O.P., Rudchik S.M., Sklyar G.V., Slobodyan V.V., Sossik R.A., Spiridonov I.V., Staroverova L.G., Taqrasyuk T.N., Troyan I.I., Chernookaya M.I., Chechelnitskiy A.N.

The Chairman of the Board of Directors informs that prior to election of the counting board counting of the votes participating in voting on issues suggested for consideration of the general Meeting of shareholders has been carried out by the Registrar. It is offered to vote on the issue of approval of the whole list of the offered membership of the Counting Board. There were no other suggestion as to the procedure of voting. The Registrar is told to start counting of votes on the issue of the approval of the suggested membership of the Counting Board.

Votes have been cast.

For announcement of the voting results the floor has been given the representative of the Registrar - Larissa Nikolaevna Kljuchnik.

It has been decided:

To affirm the suggested membership of the Counting Board:

Bezbah V.J., Bezbah Ju.A., Gorbulin A.V., Grupp Ya.V., Gubarenko S.V., Dragan T.V., Zhuk O.V., Kucherenko O.V., Lysenko E.V., Marchenko V.P., Molotkova A.O., Nedashkovskaya L.I., Okhmat O.P., Rudchik S.M., Sklyar G.V., Slobodyan V.V., Sossik R.A., Spiridonov I.V., Staroverova L.G., Taqrasyuk T.N., Troyan I.I., Chernookaya M.I., Chechelnitskiy A.N.

Results of voting according to the Minutes counted by the Registrar:

Yea	-	45 294 873	votes	99.57	%
Nay	-	none			
Abstainers	-	none			
Have not taken part in voting	-	202 699	votes	0.43	%

The decision is accepted the majority of votes.

The floor is given to the member of the Counting Board, Marchenko V.P. for announcement of Minute No.1 of the Meeting of the Counting Board of the general Meeting of shareholders OJSC "NTZ" dated March 26, 2004.

Marchenko V.P.: According to Minute No.1 of the Meeting of the Counting Board of the general Meeting of shareholders of the Open Joint-Stock Company "NTZ" dated June 19, 2002.

It has been decided:
To elect Vladimir Porfiryevich Marchenko as Chairman of the Counting Board.
To elect Lyudmila Ivanovna Nedashkovskaya as Secretary of the Counting Board.

The Chairman of the Board of Directors, Director General, proposes the elected Counting Board to start it work of counting of votes cast for the next issues suggested for consideration of the general Meeting of shareholders.

The Chairman of the Board of Directors, Director General, proposes to elect Sojatov Vladimir Segreevich as Chairman of the General Meeting Of Shareholders. There were no other propositions. The issue is put to vote. The Counting Board is suggested to count the votes.

It has been decided:
To elect Sojatov Vladimir Segreevich as Chairman of Meeting.

Results of voting according to Minute No.2 of the Meeting of the Counting Board:

Yea	-	47 266 741	votes	99.51	%
Nay	-	none			
Abstainers	-	29 195	votes	0.06	%
Have not taken part in voting	-	201 636	votes	0.43	%

The decision has been accepted by majority of votes.

Sojatov V.S. has begun executing his duties of the Chairman of the Meeting.

By the proposal of the Chairman of the Meeting, Sojatov V.S, the issue on elections of the Secretary of the Meeting and the Secretariat is put to voting. The Chairman of the Meeting, Sojatova V.S, proposes to elect Tertychko V.D. as Secretary of the Meeting and the following persons that has been suggested by Organizing Committee as members of the Secretariat: Karpenko M.V., Khomenko L.B., Miroshnichenko I.E., Kutniy I.A., Palenko P.P. There were no other propositions as to the candidatures of the Secretary of the Meeting and the Secretariat. The issue is put to vote. The Counting Board is suggested to count the votes.

It has been decided:
To elect Tertychko Victor Dmitrievich as Secretary of Meeting and the suggested structure of the Secretary: Karpenko M.V., Khomenko L.B., Miroshnichenko I.E., Kutniy I.A., Palenko P.P.

Results of voting according to the minutes No. 3 Meetings of the Counting Board:

Yea	-	47 294 873	votes	99.57	%
Nay	-	none			
Abstainers	-	none			
Have not taken part in voting	-	202 699	votes	0.43	%

The decision has been accepted by majority of votes.

The Chairman of the Meeting, Sojatov V.S. proposed the elected Secretary of the Meeting and the Secretariat to occupy their seats and to begin execution of their duties.

By suggestion of the Chairman of the Meeting, the Editorial Committee composed of the shareholder Skosareva L.P., shareholder Bondarenko L.G., representative of the shareholder of the Company with limited liability "ABiKO", Parusnikova V.B. suggested by the Organizing Committee is submitted for approval of the Meeting.

There were no other proposals as to the members of the Editorial Committee. The issue is put to vote. The Counting Board has been suggested to count the votes.

It has been decided:
To elect the following members of the Editorial Committee:
Skosarevoj L. P., Bondarenko L.G., Parusnikova V.B.

Results of voting according to the minutes No. 4 of the Meetings of the Counting Board:

Yea	-	47 294 873	votes	99.57	%
Nay	-	none			
Abstainers	-	none			
Have not taken part in voting	-	202 699	votes	0.43	%

The decision has been accepted by majority of votes.

The Chairman of the Meeting proposes the following agenda for consideration and the time limits:

1. Approval of the report of the Company's Board of Directors on business results in 2003 and approval of the main directions of the Company's business in 2004 (reporter: Chairman of the Board of Directors - Director General, Esaulov G.A.) - 20 minutes.
2. Approval of the report and conclusions of the Auditing Committee of the Company on the results of checks of the financial and economic activity of the Company in 2003 (reporter: Chairman of the Auditing Committee, Melikidze A.A.) - 10 minutes.
3. Approval of the annual results of the financial and economic activity of the Company in 2003, procedure of profit distribution. Approval of the terms and procedure of profit distribution (reporter - Nakhod A.I) - 15 minutes.
4. Approval of the main indices of the financial and economic activity of the Company for 004 (reporter - Nakhod A.I) - 10 minutes.
5. On alienation and operations with property of the OJSC "NTZ" (reporter – Sebina E.P.) - 15 minutes.
6. On the OJSC "NTZ" participation in Associations of enterprises and contributions into the Authorized Capital (reporter – Krikun G.T.) - 10 minutes.
7. On the OJSC "NTZ" participation in charity organizations (reporter – Pochkay M.V.) - 7 minutes;
8. On introduction of changes to the Statute of the Company (reporter – Skosareva L.P.) - 20 minutes;
9. Recall and election of members of the Supervisory Council, candidates in members of the Supervisory Council (the reporter - Parusnikova V.B.) – up to 5 minutes;
10. Recall and election of the members of the Board of the Company (reporter Akhremenko V.A.) – up to 5 minutes.
11. Recall and election of the members of the Auditing Committee, Candidates to members of the Auditing Committee (reporter - Melikidze A.A) – up to 5 minutes.
12. On approval of decisions made by the Supervisory Council (the reporter - Parusnikova V.B.) – up to 7 minutes;
13. On the OJSC "NTZ" participation in establishment of a company (reporter – Skosareva L.P.) - 10 minutes.

Discussant – up to 3 minutes

For rational use of time and impartial assessment of the Company it is suggested to consider issues of the agenda in the following sequence:

- At the beginning, first two issues of the agenda, then discussion and voting;
- Simultaneously the third and fourth issues of the agenda, and then discussion and voting.

The Meeting should be held without any breaks

To save time it is suggested to submit questions to the reporters and proposals to the Secretariat in writing.

The Board of Directors shall prepare answers to the received questions in writing.

There were no other proposals as to the procedure, sequence of the agenda consideration and time-limits of the Meeting.

The Chairman's proposals on the procedure, sequence of the agenda consideration and time-limits of the Meeting are put to vote. The Counting Board is suggested to count the votes.

It has been decided:

To approve the suggested procedure, sequence of the agenda and the time limits for the General Meeting of the OJSC "NTZ"'s shareholders.

Results of voting according to the minutes No. 5 of the Meeting of the Counting Board:

Yea	-	47 294 873	votes	99.57	%
Nay	-	none			
Abstainers	-	none			
Have not taken part in voting	-	202 699	votes	0.43	%

The decision has been accepted by majority of votes.

Adoption of decisions on points of order is completed, the Meeting proceeded considering of the agenda.

I. First two issues of the agenda:

LISTENED:

The report of the Chairman of the Board of Directors - Director General, Esaulov A.I. on the business results of the Board of Directors of the Company in 2003 and on the main directions of the Company's business in 2003.

(Report is attached).

The report of the Chairman of the Auditing Committee, Melikidze A.A. on the work and conclusions of the Auditing Committee concerning the inspection results of the financial and economic business in 2003.

(Report is attached).

No proposals concerning the points of the agenda under consideration were submitted to the Secretariat. The Chairman of the Meeting suggested the drafts of the decision on the considered issues. There were no other proposals. The drafts of the decision are put to vote. The Counting Board is suggested to count the votes

IT HAS BEEN DECIDED (the first issue of the agenda):

1. To approve the report of the Board of Directors of the Company on the results of the Company's business in 2003.
2. To approve the main directions of the Company's business in 2004.

Results of voting according to the minutes No. 6 of the Meeting of the Counting Board:

Yea	-	47 289 703	votes	99.56	%
Nay	-	5 170	votes	0.01	%
Abstainers	-	none			
Have not taken part in voting	-	202 699	votes	0.43	%

The decision has been by majority of votes.

IT HAS BEEN DECIDED (the second issue of the agenda):

To approve the report and conclusions of the Auditing Committee of the Company by the results of checks of financial and economic activity of the Company in 2003.

Results of voting according to the minutes No. 7 of the Meetings of the Counting Board:

Yea	-	47 289 703	votes	99.56	%
Nay	-	5 157	votes	0.01	%
Abstainers	-	13	votes		
Have not taken part in voting	-	202 699	votes	0.43	%

The decision has been by majority of votes.

II. The third and fourth issues of the agenda:

LISTENED:

The report of the Deputy Director of finance and economy Nakhod A.I.:

- On annual results of the financial and economic activity of the Company in 2003, on procedure of profit distribution ;
- On the main indices of the financial and economic business of the Company in 2004.

(Report is attached).

No proposals concerning the points of the agenda under consideration were submitted to the Secretariat. The Chairman of the Meeting suggested the drafts of the decision on the considered issues. There were no other proposals. The drafts of the decision are put to vote. The Counting Board is suggested to count the votes.

IT HAS BEEN DECIDED (the third issue of the agenda):

1. To approve the annual results of financial and economic business of the Company in 2003.
2. To approve the suggested procedure of profit distribution, including:

- to establish the Reserve Fund in the amount of - 907.9 thousand hrivnas;
- to establish the Participants Payment Fund (dividends) in the amount - 3 000.0 thousand hrivnas;
- to allocate the fund to development of production facilities - 14 251.1 thousand hrivnas;

3. To approve the following amount, terms and procedure of dividends payment:

3.1. To pay dividends by the results of the Company's financial and economic activity in 2003.

3.2. To approve dividends per one share in the amount of 5.56 kopecks.

3.3. To approve the term for dividends payment from May 24 till December 31, 2004.

3.4. Dividends shall be paid as follows:

3.4.1. Shareholders – legal entities – by cashless settlement to the settlement account number given in the Register.

3.4.2. Nominal holders - by cashless settlement to the payment account of the nominal holder (depositary) for subsequent transfer to the money accounts of the holder of securities or to settlement accounts provided by the holder (depository).

3.4.3. Shareholders – individuals – according to the instructions given in the Register, namely:

- Through the plant's cashier's office;
- Through the cashier's office of the CB "Credit-Dnepr";
- By postal (money) order to the shareholder's address;
- By transfer to current account with the bank.

3.4.4. Shareholders – non-residents of Ukraine – by transfer to the currency account in US dollars by the exchange rate set by the National Bank of Ukraine as of the date of money transfer.

3.5. Information on the terms and procedure of dividends payment shall be published in the newspapers "Business Ukraine", "The Evening Dnieper" and "Pridneprovsky Metallurgist" within 30 days from the date of decision approval.

Results of voting according to the minutes No. 8 of the Meeting of the Counting Board:

Yea	-	47 294 860	votes	99.57	%
Nay	-	none			
Abstainers	-	13	votes		
Have not taken part in voting	-	202 699	votes	0.43	%

The decision has been by majority of votes.

IT HAS BEEN DECIDED (the fourth issue of the agenda):

1. To approve the main indices of the financial and economic activity of the Company (planned budget) in 2003:

- Net income (receipts) from sale of products - 1 889 million hrivnas;
- Production price of sales - 1 650 million hrivnas;
- Net profit not less than - 30 million hrivnas.

Results of voting according to the minutes No. 9 of the Meeting of the Counting Board:

Yea	-	47 294 873	votes	99.57	%
Nay	-	none			
Abstainers	-	none			
Have not taken part in voting	-	202 699	votes	0.43	%

The decision has been by majority of votes.

III. The fifth issue of the agenda:

LISTENED:

The report of the Director of Center of Social Development, E.P. Sebina on alienation and operations with the property of the OJSC "NTZ".

The reporter has offered the draft of the decision on the this issue:

1. To alienate (sale) of the building and facilities of the pig breeding farm belonging to the OJSC "NTZ" and located in Novomoskovsk for the price not less than 118 thousand hrivnas, VAT excluded.
2. To alienate (sale) of the building of the Kindergarten No.218 located by the address: 8, Reshetilovskaya Street for the price not less than 271 thousand hrivnas, VAT excluded

No proposals concerning the points of the agenda under consideration were submitted to the Secretariat.

The draft of the decision is put to vote. The Counting Board is suggested to count the votes.

Results of voting according to the Minutes No. 10 of the Meeting of the Counting Board:

Yea	-	44 293 261	votes	99.567	%
Nay	-	1 599	votes	0.003	%
Abstainers	-	13	votes		
Have not taken part in voting	-	202 699	votes	0.43	%

The decision is accepted by the majority of votes.

IV. The sixth issue of the agenda:

LISTENED:

Report of Krikun G.T. on participation of the OJSC "NTZ" in Associations of enterprises and contributions to the Authorized Capital (Fund).

The reporter suggested the draft of decision on this issue:

1. To take part in establishment of the Association, Industrial Metallurgical Consortium "Investment Metallurgical Union" and to make contribution to the Authorized Capital (Fund) of the Association of Enterprises in the amount of 53 300 000 (fifty three million three hundred thousand) hrivnas, which make 10 (ten) percents of the Association's Authorized Capital (Fund).

1.1. To authorize the Supervisory Council to make decisions on any issues related to establishment and business of the Association by forming its Authorized Capital (Fund), decisions on contribution to the Authorized Capital (Fund) of the Association, in particular, decisions on changes (increase or decrease) to contribution to the Authorized Capital (Fund) of the Association, changes to the name of the Association, decisions on investments of the Association's means and investment projects, decisions on acquiring by the Association of corporate rights, on possession, use, disposal, and management of corporate rights, as well as to make decisions on reorganization and liquidation of the Association with subsequent approval of the General Meeting of the Company's Shareholders.

1.2. To authorize the Supervisory Council to assign authorized persons, which will, on the basis of the Power of Attorney signed by the Chairman of the Board – Director General of the Company or his Deputy, represent the Company at general meetings of founders (participants) of the Association and / or ensure the Company's participation in the governing bodies of the Association.

1.3. To entrust the Supervisory Council of the Company with the right to co-ordinate constituent instruments of the Association and the right to introduce, if necessary, changes and additions into such documents.

1.4. To authorize, with the right of reassignment, the Chairman of the Board – Director General, and in case of his absence, his Deputy, to represent the Company's interests at establishment of the Association, to take part in the meetings of the Association's founders (participants), to sign on behalf of the Company, constituent instruments of the Association, and if necessary, changes and additions to constituent instruments, to sign minutes of the Association's founders (participants) meetings and other documents required for establishment, registration and getting appropriate permits, to sign other documents, and to provide letters of attorney required for performance of actions related to participation in meetings of founders (participants) of the Association, as well as to establishment, registration and getting the required permits, and business of the Association.

2. To authorize the Supervisory Council to make decisions on participation of the OJSC "NTZ" in establishment of any other associations of enterprises, to determine to size of the contribution to the Authorized Capital (Fund) of such associations, to make decisions on formation of the Authorized Capital (Fund) of the association, decisions on the contribution to the Authorized Capital (Fund) of the association, in particular, decisions on changes (increase or decrease) to contribution to the Authorized Capital (Fund) of the association, decisions on investments of the Association's means and investment projects, decisions on acquiring by the Association of corporate rights, on possession, use, disposal, and management of corporate rights, any decisions related to the association business, as well as to make decisions on reorganization and liquidation of the association with subsequent approval of the General Meeting of the Company's Shareholders, to make decisions on assignment of authorized persons, which will, on the basis of the Power of Attorney signed by the Chairman of the Board – Director General of the Company or his Deputy, represent the Company at general meetings of founders (participants) of the Association and / or ensure the Company's participation in the governing bodies of the Association, to approve constituent instruments of the association with the right to introduce, if necessary, changes and additions into such documents.

3. In case of acceptance by the OJSC "NTZ" Supervisory Council of the decision on establishment of any Associations of Enterprises, to authorize, with the right of re-assignment, the Chairman of the Board – Director General, and in case of his absence, his Deputy, to sign constituent instruments of the Association, and if necessary, changes and additions to constituent instruments, minutes of the meeting of founders (participants) of the Association, to sign other documents and to provide letters of attorney required for performance of actions related to participation in meetings of founders (participants) of the Association, as well as for establishment, registration and getting the required permits and business of the Association.

No proposals concerning the points of the agenda under consideration were submitted to the Secretariat. The draft of the decision is put to vote. The Counting Board is suggested to count the votes.

Results of voting according to the Minutes No. 11 of the Meeting of the Counting Board:

Yea	-	46 569 286	votes	98.05	%
Nay	-	5 656	votes	0.01	%
Abstainers	-	719 918	votes	1.51	%
Have not taken part in voting	-	202 712	votes	0.43	%

The decision is accepted by the majority of votes.

V. The seventh issue of the agenda:

LISTENED:

Report of M.B. Pochekay on participation of the OJSC "NTZ" in charity organizations.
The reporter has suggested the graft of the decision on this issue:

1. The OJSC "NTZ" should become one of the founders of the Membership Charity Organization "Fund of Social Salvation".

2. To entrust the Supervisory Council of the Company with the right to make decisions related to amount and procedure of funds contribution to the Membership Charity Organization "Fund of Social Salvation", as well as to make any other decision related to the Company's participation in the Membership Charity Organization "Fund of Social Salvation".

3. To entrust the Chairman of the Board – Director General, G.A. Esaulov, to address the General Meeting of the Membership Charity Organization "Fund of Social Salvation" with the statement on the Company's decision to become one of its founders, as well as to sign all documents related to the Company's joining the Membership Charity Organization "Fund of Social Salvation" .

No proposals concerning the points of the agenda under consideration were submitted to the Secretariat.
The draft of the decision is put to vote. The Counting Board is suggested to count the votes.

Results of voting according to the Minutes No. 12 of the Meeting of the Counting Board:

Yea	-	47 287 210	votes	99.56	%
Nay	-	7 663	votes	0.01	%
Abstainers	-	none			
Have not taken part in voting	-	202 699	votes	0.43	%

The decision is accepted by the majority of votes.

VI. The eighth issue of the agenda:
LISTENED:

Report of the Head of Legal Department, L.P. Skosareva, on introduction of changes and additions to the Company's Statute.

The reporter has suggested the graft of the decision on this issue (attached):
No proposals concerning the points of the agenda under consideration were submitted to the Secretariat.
The draft of the decision is put to vote. The Counting Board is suggested to count the votes.

Results of voting according to the Minutes No. 13 of the Meeting of the Counting Board:

Yea	-	47 294 828	votes	99.57	%
Nay	-	none			
Abstainers	-	32	votes		
Have not taken part in voting	-	202 712	votes	0.43	%

The decision is accepted by the majority of votes.

VII. The ninth issue of the agenda:
LISTENED:

Report of the Secretary of the Supervisory Council, V.B. Parusnikova, on recall and election of the members of the Supervisory Council, Candidates to the members of the Supervisory Council.

The reporter has offered the drafts of decisions on these issues.

The Chairman of the Meeting has suggested voting on the list for the recalled members of the Supervisory Council and Candidates to the members of the Supervisory Council, for election of the Candidatures to the members of the Supervisory Council and Candidates to the members of the Supervisory Council – for each candidature separately.

There were no other proposals related to the agenda and the suggested draft of the decision submitted to the Secretariat

The suggested draft of the decision is put to vote.
The Counting Board is suggested to count the votes.

IT HAS BEEN DECIDED:

1. To recall the following shareholders from the structure of the Supervisory Council:
Members of the Supervisory Council:

- Victor Vladimirovich Deliergiev;
- Company "Bridmar Investments Limited" represented by Alexander Alexandrovich Vraneshich;
- Company with limited liability "AbiKO" represented by Victoriay Borisovna Parusnikova.

Candidates to the Members of the Supervisory Council:

- Company with limited liability, investment company "ABiKO" represented by Andrey Nikolaevich Korotkov;
- Company with limited liability, firm "Kuvera" represented by Evgeniy Nikolaevich Kopaev.

Voting has been carried out for the list of the members of the Supervisory Council and Candidates to the members of the Supervisory Council to be recalled.

Results of voting according to the Minutes No. 14 of the Meeting of the Counting Board:

Yea	-	47 294 860	votes	99.57	%
Nay	-	none			
Abstainers	-	none			
Have not taken part in voting	-	202 712	votes	0.43	%

The decision has been accepted by majority of votes.

IT HAS BEEN DECIDED:

2. To elect the following shareholders into the structure of the Supervisory Council:
- Company "Bridmar Investments Limited" represented by Alexander Alexandrovich Vraneshich;
- Company with limited liability "AbiKO" represented by Victoriay Borisovna Parusnikova;
- Andrey Nikolaevich Korotkov.

Voting has been carried out for each member of the Supervisory Council to be elected.

Results of voting according to the Minutes No. 14 of the Meeting of the Counting Board:

Voting on election in members of the Supervisory Council, shareholder of the Company "Bridmar Investments Limited" represented by Alexander Alexandrovich Vraneshich:

Yea	-	47 283 577	votes	99.55	%
Nay	-	none			
Abstainers	-	8 757	votes	0.02	%
Have not taken part in voting	-	205 238	votes	0.43	%

The decision has been accepted by majority of votes.

Voting on election to the members of the Supervisory Council, shareholder, Company with limited liability "ABiKO" represented by Victoriay Borisovna Parusnikova;

Yea	-	47 290 714	votes	99.567	%
Nay	-	none			
Abstainers	-	1 620	votes	0.003	%
Have not taken part in voting	-	205 238	votes	0.43	%

The decision has been accepted by majority of votes.

Voting on election to the members of the Supervisory Council, shareholder Andrey Nikolaevich Korotkov.

Yea	-	47 292 334	votes	99.57	%
Nay	-	none			
Abstainers	-	none			
Have not taken part in voting	-	205 238	votes	0.43	%

The decision has been accepted by majority of votes.

VIII. The tenth issue of the agenda:

LISTENED:

Report of the member of the Board of the Company, V.A. Akhremenko, on recall and election of the members of the Board of the Company.

The reporter has offered the drafts of decisions on these issues.

The Chairman of the Meeting has suggested voting on the list for the recalled members of the Board of the Company, for election of the Candidatures to the members of the Board of the Company – for each candidature separately.

There were no other proposals related to the agenda and the suggested draft of the decision submitted to the Secretariat

The suggested draft of the decision is put to vote.

The Counting Board is suggested to count the votes.

IT HAS BEEN DECIDED:

1. To recall the following members of the Board of the Company:
- Alexander Alexandrovich Deryugin;
- Maria Vasiljevna Plokhiy;
- Vladimir Nikolaevich Erak;

- Jury Vladimirovich Cherkaschenko.

Voting on the list of the recalled members of the Board has been carried out.

Results of voting according to the Minutes No. 15 of the Meeting of the Counting Board:

Yea	-	47 294 796	votes	99.57	%
Nay	-	none			
Abstainers	-	none			
Have not taken part in voting	-	202 773	votes	0.43	%

The decision has been accepted by majority of votes.

<u>IT HAS BEEN DECIDED:</u>

1. To elect the following shareholders into the structure of Board:
- Georgiy Nikolaevich Polskiy;
- Irina Vladimirovna Sokolova;
- Oleg Georgievich Derets;
- Alexey Vasiljevich Turyshev.

Voting on election of the members of the Board has been carried out for each candidature separately.

Results of voting according to the Minutes No. 15 of the Meeting of the Counting Board:

Voting on election of the member of the Board, Georgiy Nikolaevich Polskiy:

Yea	-	47 293 859	votes	99.568	%
Nay	-	none			
Abstainers	-	937	votes	0.002	%
Have not taken part in voting	-	202 776	votes	0.43	%

The decision has been accepted by majority of votes.

Voting on election of the member of the Board, Irina Vladimirovna Sokolova:

Yea	-	47 196 836	votes	99.37	%
Nay	-	none			
Abstainers	-	none			
Have not taken part in voting	-	300 736	votes	0.63	%

The decision has been accepted by majority of votes.

Voting on election of the member of the Board, Oleg Georgievich Derets:

Yea	-	47 294 796	votes	99.57	%
Nay	-	none			
Abstainers	-	none			
Have not taken part in voting	-	202 776	votes	0.43	%

The decision has been accepted by majority of votes.

Voting on election of the member of the Board, Alexey Vasiljevich Turyshev:

Yea	-	47 294 796	votes	99.57	%
Nay	-	none			
Abstainers	-	none			
Have not taken part in voting	-	202 776	votes	0.43	%

The decision has been accepted by majority of votes.

IX. The eleventh issue of the agenda:

<u>LISTENED:</u>

Report of the Chairman of the Board of the Company's Auditing Committee, A.A. Melikidze, recall and election of members of the Auditing Committee and Candidates to the members of the Auditing Committee.

The reporter has offered the drafts of decisions on these issues.

The Chairman of the Meeting has suggested voting on the list for the recalled members of the Auditing Committee – for each candidature separately.

There were no other proposals related to the agenda and the suggested draft of the decision submitted to the Secretariat

The suggested draft of the decision is put to vote.
The Counting Board is suggested to count the votes.
IT HAS BEEN DECIDED:
1. To recall of the following shareholders from the structure of the Auditing Committee:
- Nikolay Petrovich Ivashchenko;
- Tamara Efimovna Gorun;

Voting for the list of the recalled members of the Auditing Committee has been carried out.

Results of voting according to the Minutes No. 16 of the Meeting of the Counting Board:

Yea	-	47 294 796	votes	99,57	%
Nay	-	none			
Abstainers	-	none			
Have not taken part in voting	-	202 776	votes	0.43	%

The decision has been accepted by majority of votes.

X. The twelfth issue of the agenda:
LISTENED:
Report of the Secretary of the Supervisory Council, V.B. Parusnikova, on approval of decisions made by the Supervisory Council.
The reporter has offered the drafts of decisions on this issue:
To approve and to confirm the decisions made on the meetings of the Supervisory Council, namely:
- Meeting dated 09.03.2003, minutes No. 81 – on alienation of the uncompleted building located by the address: 11, Araratskaya Street;
- Meeting dated 12.29.2003, minutes No. 85 - on alienation of the building used as the warehouse for wooden products;
- Meeting dated 12.29.2003, minutes No. 85 - on alienation of the building used as the warehouse by the construction company;
- Meeting dated 03.09.2004, minutes No. 89 - on transfer the swimming pool located by the address 19, Stoletova Street to communal property.

There were no other proposals related to the agenda and the suggested draft of the decision submitted to the Secretariat.
The suggested draft of the decision is put to vote.
The Counting Board is suggested to count the votes.

Results of voting according to the Minutes No. 17 of the Meeting of the Counting Board:

Yea	-	47 293 179	votes	99.567	%
Nay	-	1 554	votes	0.003	%
Abstainers	-	63	votes		
Have not taken part in voting	-	202 776	votes	0.43	%

The decision has been accepted by majority of votes.

XI. The thirteenth issue of the agenda:
LISTENED:
Report of the Head of Legal Department, L.P. Skosareva, on the OJSC "NTZ"'s participation in establishment of the company.
The reporter has offered the drafts of decisions on this issue:
1. To establish the Company with limited liability (CLL) "Lime factory", the main business of which will be production of lime. To contribute 30 000 hrivnas to the Authorized Capital of the CLL "Lime factory", as a 100% part of the Authorized Capital.
2. To approve the Statute of the CLL "Lime factory". To entrust the Head of the Legal Department, L.P. Skosareva, with the right to sign the Statute of the CLL "Lime factory" on behalf of the OJSC "NTZ".
3. The Supervisory Council should form the CLL "Lime factory" governing bodies, namely, to assign the Director of the CLL "Lime factory" and to conclude the Labour Agreement with him. To entrust the Supervisory Council with the right, on behalf of the OJSC "NTZ", to make any decisions related to business of the CLL "Lime factory".
4. To entrust the Chairman of the Board with the right to prepare the documents required for registration of the CLL "Lime factory" with its legal office by the address: 21, Stoletova Street, Dnepropetrovsk, 49081 and to open a bank account before the day of registration of the CLL "Lime factory" for the purpose of the Authorized Capital of this company and to transfer the sum equal to the OJSC "NTZ" 's contribution to the Authorized Capital of the CLL "Lime factory", as well as to perform any other actions required for the State Registration, registration

with the tax authorities, other executive bodies and funds, and to provide the appropriate letter of attorney for these purposes.

There were no other proposals related to the agenda and the suggested draft of the decision submitted to the Secretariat.

The suggested draft of the decision is put to vote.

The Counting Board is suggested to count the votes.

Results of voting according to the Minutes No. 18 of the Meeting of the Counting Board:

Yea	-	47 289 639	votes	99.56	%
Nay	-	none			
Abstainers	-	5 157	votes	0.01	%
Have not taken part in voting	-	202 776	votes	0.43	%

The decision has been accepted by majority of votes.

The Chairman of the Meeting, Sojatov V.S. informs that all items of the agenda have been considered.

The general Meeting of shareholders of the Open Joint-Stock Company "Nizhnedneprovsky tube rolling plant" is **declared over.**

Chairman of the meeting -signature- V.S.Sojatov

Secretary of the meeting -signature- V.D.Tertichko

-Seal-

Membership	Full Name	Is in possession of a share in authorized capital of the issuer (%)	Changes (appointed/dismissed)	Date of decision
Member of Supervisory Board	Vraneshich Alexander Alexandrovich		Appointed	26/03/2004
Member of Supervisory Board	Korotkov Andrey Mikolaevich		Appointed	26/03/2004
Member of Supervisory Board	Parusnikova Victoria Borisovna		Appointed	26/03/2004
Notes	The Company's officials have no unredeemed previous convictions for delinquencies and official malfeasance. Changes in membership of Supervisory Board, Governing Board and Auditing Commission took place on the grounds of decision of a general meeting of shareholders of Nizhniodniprovs'skyi Tube-Rolling Plant Public Company, Minutes No. 9 dtd March, 26 2004.			

"Dnepr Vecherniy" Newspaper, dated 10.04.2004 No.55

Dear Shareholders
of the Opened Joint Stock Company "Nizhnedneprovskiy Tube-Rolling Plant",

The meeting of the Shareholders of the Opened Joint Stock Company "Nizhnedneprovskiy Tube-Rolling Plant" conducted on March, 26 2004 has arrived to the decision to pay dividends resulted from financial and business activities of the Company in 2003 amounting to 5,56 kopecks per one share.

Payment of the dividends will be effected from May, 24 through December, 31 2004 for persons who are the Shareholders of the Company as of May, 24 2004.

Below mentioned procedure is adopted for payment of the dividends by the general meeting of the Shareholders, i.e.

1. For the Shareholders who are legal persons payments are to be effected by without cash transfers to a settlement account indicated in a questionnaire.
2. Payments for the nominal Shareholders are to be effected by without cash transfers to a settlement account of a nominal Shareholder or custodian for further transfer to cash accounts of the security owners or to settlement accounts of nominal security owners indicated by a nominal holder or custodian.
3. Payments for the Shareholders who are physical persons are to be effected by way indicated in a questionnaire, namely

a) to the Plant workers or ex-workers retired on a pension or under a decision of a medical commission:
- via the Plant pay desk;
- via AB "Credit-Dnepr" pay desk;
- by a postal money order to his/her home address;
- by a transfer to a bank current account;

b) to other Shareholders who are physical persons;
- via AB "Credit-Dnepr" pay desk;
- by a postal money order to his/her home address;
- by a transfer to a bank current account.

4. For the Shareholders who are non-residents of Ukraine transfers are to be made with re-calculation into USA dollars according to the exchange rate of the National Bank of Ukraine valid as of a date of a cash transfer.

At the same time we would like to notify the Shareholders, as below:
- payments of the dividends to the Shareholders who are physical persons are to be made if a copy of a certificate concerning conferment of an identification number is available. The income tax for the physical persons is to be levied according to the valid legislation;
- for the Shareholders who are legal persons and non-residents of Ukraine to enjoy advantages of international treaties concerning escaping of double taxation it is necessary to submit a written confirmation issued by a competent body of a country that has concluded such treaty with Ukraine to confirm that a person in question is a taxpaying resident of this country. Aforesaid document must be legalized.

For references please contact us by phones (0562) 35-83-47 or 34-94-66.

"Bulletin. Tsinni Papery Ukrainy" Newspaper , dated 23.04.2004, No.91-92

Dear Shareholders
of the Opened Joint Stock Company "Nizhnedneprovskiy Tube-Rolling Plant",

The meeting of the Shareholders of the Opened Joint Stock Company "Nizhnedneprovskiy Tube-Rolling Plant" conducted on March, 26 2004 has arrived to the decision to pay dividends resulted from financial and business activities of the Company in 2003 amounting to 5,56 kopecks per one share.

Payment of the dividends will be effected from May, 24 through December, 31 2004 for persons who are the Shareholders of the Company as of May, 24 2004.

Below mentioned procedure is adopted for payment of the dividends by the general meeting of the Shareholders, i.e.

1. For the Shareholders who are legal persons payments are to be effected by without cash transfers to a settlement account indicated in a questionnaire.
2. Payments for the nominal Shareholders are to be effected by without cash transfers to a settlement account of a nominal Shareholder or custodian for further transfer to cash accounts of the security owners or to settlement accounts of nominal security owners indicated by a nominal holder or custodian.
3. Payments for the Shareholders who are physical persons are to be effected by way indicated in a questionnaire, namely

a) to the Plant workers or ex-workers retired on a pension or under a decision of a medical commission:

- via the Plant pay desk;
- via AB "Credit-Dnepr" pay desk;
- by a postal money order to his/her home address;
- by a transfer to a bank current account;

b) to other Shareholders who are physical persons;

- via AB "Credit-Dnepr" pay desk;
- by a postal money order to his/her home address;
- by a transfer to a bank current account.

4. For the Shareholders who are non-residents of Ukraine transfers are to be made with re-calculation into USA dollars according to the exchange rate of the National Bank of Ukraine valid as of a date of a cash transfer.

At the same time we would like to notify the Shareholders, as below:

- payments of the dividends to the Shareholders who are physical persons are to be made if a copy of a certificate concerning conferment of an identification number is available. The income tax for the physical persons is to be levied according to the valid legislation;
- for the Shareholders who are legal persons and non-residents of Ukraine to enjoy advantages of international treaties concerning escaping of double taxation it is necessary to submit a written confirmation issued by a competent body of a country that has concluded such treaty with Ukraine to confirm that a person in question is a taxpaying resident of this country. Aforesaid document must be legalized.

For references please contact us by phones (0562) 35-83-47 or 34-94-66.

"Pridneprovsky metalwoker" Newspaper, dated 09.04.2004 No.13

Dear Shareholders
of the Opened Joint Stock Company "Nizhnedneprovskiy Tube-Rolling Plant",

The meeting of the Shareholders of the Opened Joint Stock Company "Nizhnedneprovskiy Tube-Rolling Plant" conducted on March, 26 2004 has arrived to the decision to pay dividends resulted from financial and business activities of the Company in 2003 amounting to 5,56 kopecks per one share.

Payment of the dividends will be effected from May, 24 through December, 31 2004 for persons who are the Shareholders of the Company as of May, 24 2004.

Below mentioned procedure is adopted for payment of the dividends by the general meeting of the Shareholders, i.e.

1. For the Shareholders who are legal persons payments are to be effected by without cash transfers to a settlement account indicated in a questionnaire.
2. Payments for the nominal Shareholders are to be effected by without cash transfers to a settlement account of a nominal Shareholder or custodian for further transfer to cash accounts of the security owners or to settlement accounts of nominal security owners indicated by a nominal holder or custodian.
3. Payments for the Shareholders who are physical persons are to be effected by way indicated in a questionnaire, namely

a) to the Plant workers or ex-workers retired on a pension or under a decision of a medical commission:

- via the Plant pay desk;
- via AB "Credit-Dnepr" pay desk;
- by a postal money order to his/her home address;
- by a transfer to a bank current account;

b) to other Shareholders who are physical persons;

- via AB "Credit-Dnepr" pay desk;
- by a postal money order to his/her home address;
- by a transfer to a bank current account.

4. For the Shareholders who are non-residents of Ukraine transfers are to be made with re-calculation into USA dollars according to the exchange rate of the National Bank of Ukraine valid as of a date of a cash transfer.

At the same time we would like to notify the Shareholders, as below:

- payments of the dividends to the Shareholders who are physical persons are to be made if a copy of a certificate concerning conferment of an identification number is available. The income tax for the physical persons is to be levied according to the valid legislation;
- for the Shareholders who are legal persons and non-residents of Ukraine to enjoy advantages of international treaties concerning escaping of double taxation it is necessary to submit a written confirmation issued by a competent body of a country that has concluded such treaty with Ukraine to confirm that a person in question is a taxpaying resident of this country. Aforesaid document must be legalized.

For references please contact us by phones (0562) 35-83-47 or 34-94-66.

Attachment 6

File No.82-4814

REGISTERED

By the Executive Committee of Dnepropetrovsk City Council

Date of state registration "28" April 2004

Registration case No. 0405209IO0010023

First Deputy Mayor

________________ Krupsky A.F.
(Signature)

Seal

APPROVED

By the meeting of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" dated 26-th of March, 2004

Minutes No. 9
(these changes are the integral part of Constituent Instruments)

CHANGES AND SUPPLEMENT No. 9

To the constituent instruments of the Open Joint-Stock Company

"Nizhnedneprovsky tube rolling plant"

Identification code No. 05393116, registered by the Executive Committee of the Dnepropetrovsk City Council of People's Deputies, date of registration 28.12.1994, registration No. 10059-AT, taking into account changes (supplements), registered by orders No. 394-pipe dated 29.05.1996, No. 394-pipe dated 23.04.1997, No. 762-p dated 17.07.1998, No. 0405209IO0010023 dated 13.07.1999, No. 0405209IO0010023 dated 26.06.2000, No. 0405209IO0010023 dated 12.04.2001, No. 0405209IO0010023 dated June 5, 2002, No. 04052092IO0010023 dated July 30, 2003 by the Executive Committee of the Dnepropetrovsk City Council of People's Deputies in the new revision of the Statute.

Dnepropetrovsk

2004

STATUTE

OF THE OPEN JOINT-STOCK COMPANY

"NIZHNEDNEPROVSKY PIPE-ROLLING PLANT"

Dnepropetrovsk

Open Joint Stock Company "Nizhnedneprovsky tube-rolling plant" (further by the text – "Company") is founded by dint of reorganization of lease enterprise "Nizhnedneprovsky tube-rolling plant named after Karl Libknekht" in accordance with Constituent Agreement No. 72-AT of the 28-th of December, 1994 between Fund of National Property of Ukraine and Body of Leasers of Nizhnedneprovsky tube-rolling plant named after Karl Libknekht in accordance with Law of Ukraine "On privatization of property of national enterprises" and Decree of Ministry Cabinet of Ukraine No. 57-93 of the 20-th of May, 1993 "On privatization of entire proprietary complexes of national enterprises and their subdivisions being granted on lease".

CLAUSE 1. NAME AND SEAT OF THE COMPANY

1.1. Full name of Company in Ukrainian:
Відкрите акціонерне товариство "Нижньодніпровський трубопрокатний завод".
Full name of Company in Russian:
Открытое акционерное общество "Нижнеднепровский трубопрокатный завод".
1.2. Short name of Company in Ukrainian:
ВАТ "НТЗ"
Short name of Company in Russian:
ОАО "НТЗ"
1.3. Name in English:
"Nizhnedneprovsky tube-rolling plant".
1.4. Seat and address of the Company:
21 Stoletova St, city of Dnipropetrovs'k, 49081, Ukraine

CLAUSE 2. FOUNDERS AND SHAREHOLDERS OF THE COMPANY

2.1. The Founders of the Company are the State in the person of Fund of National Property of Ukraine Identification Code 00032945, address: 18.9 Kutuzova St, city of Kyiv 01001 and Body of Leasers of Nizhnedneprovsky tube-rolling plant named after Karl Libknekht having no Identification Code, address: 21 Stoletova St, city of Dnipropetrovs'k, 49081 registered by Order of Executive Committee of Dnipropetrovs'k City Soviet of Peoples' Deputies No. 1205-p dated December 30, 1992.

2.2. Shareholders of the Company are as follows:

- former members of Body of Leasers of "Nizhnedneprovsky tube-rolling plant named after Karl Libknekht";
- natural and legal persons of Ukraine having become Shareholders of the Company in course of privatization;
- natural and legal persons having bought the shares in accordance with Legislation in force or have accrued the right of property for shares in other way.

2.3. The Register of Company's Shareholders is at independent Registrar's place.

2.4. Shareholders of the Company are entitled:

- to participate in business administration of the Company in accordance with procedure established by the By-Law;
- to participate in division of profits of the Company receiving its part (dividends). The persons being Shareholders of the Company at the beginning of due date for dividends enjoy the right to receive a part of profit (dividends) pro rata each Participant's part;
- to get the data on their personal account in full as well as the information on the Company's activity. At the Participant's Request the Company should place at his disposal the annual balance sheets, reports of the Company about its activity, and Minutes of Meetings;
- to join the Company and leave it in accordance with procedure established by the Legislation;
- to get a part of value of the Company's property in case of its liquidation pro rata the face value of the Company's shares they have been holding;
- to sell, to present, to exchange, to pawn, to inherit, to draw up the will either for all or for a part of shares have been belonging to him;
- to have priority to buy the shares of further issue;
- transfer the administration of own shares (including the franchise) to another person;
- and any other kinds of activity non-conflicting with the Legislation at that.

2.5. Shareholders of the Company are obliged:

- to keep to Constituent Documents of the Company and fulfill the decisions of General Meeting and Administrative Bodies of the Company;
- to discharge their obligations to the Company including the ones connected to property participation and pay for shares in the amount, according to the procedure and by ways established by Legislation at that;
- don't divulge commercial classified information about activity of the Company;
- to perform other duties if this is stipulated by Legislative Acts of Ukraine.

2.6. The Shareholders are responsible on obligations of the Company within the framework of shares they have been holding. In case of deficit of money Shareholders of the Company having paid for their shares non-fully account on the Company's liabilities within the bounds of unpaid sum.

CLAUSE 3. PURPOSE AND SUBJECT OF THE COMPANY'S ACTIVITY

3.1. The main purpose of the Company's activities is organization of efficacy economic activity to get profit.

3.2. The subject of Company's activity is:

- production and sale of steel, metal tubes, solid wheels, ring goods and wheel treads, other industrial production on terms of goods made on Commission including;
- production and sale of consumer goods;
- carrying out the scientific researches and scientific and technical elaborations and their appliance in the industry;
- elaboration, manufacturing, assembly, repairs, balancing and Commissioning and maintenance of non-standardized equipment;
- production, maintenance and sale of software;
- execution of design work and effort as well as exploratory, engineering developments and calculating works in difference fields;
- output of agricultural products;
- trade and purchasing, sales and exchange activities;
- Commission business, consignment services, services of storage;
- power supply and transmission of electricity, thermal energy and natural gas;
- processing of waste and secondary raw materials;
- rendering of different services to the population and enterprises, housing, medical, consulting, expert and legal ones including;
- medical activity, rendering of paid medical services;
- wholesale and retail trade in medical supplies;
- execution of wholesale and retail trade;
- rendering of different personal services to the population;
- conducting of preparation, retraining and raising the level of workers' and specialists' skill;
- execution of inland and international conveyance of passengers and freight by motor, railway and other means of transport rendering of forwarding services;
- collection of hard waste containing precious metals and stones and their scrap;
- rendering of services on security of property, security of the Company's ownership and execution of admission procedure by Departmental Guards armed with rifled gun of Army Standards;
- production, wholesale and retail sale of ready-mixed concretes, mortars, ferroconcrete items and structural units;
- production and sale of facilities of man-to-man defense;
- pre-school training;
- collection, stocking-up, processing, transportation and sale of iron-and-steel and non-ferrous scrap and waste;
- engineering survey, design work, engineering work in the construction;
- rendering of services in the field of technical and technological appraisal, measurement assurance, product inspection and manufacturing methods for foreign organizations and enterprises;
- purchasing, import, storage and supply of precursors with the view of their usage in production;
- rendering of paid services on studying at different courses and in the circles;
- cultural and educative activity, rendering of paid services on carrying out cultural and public arrangements;
- athletic-sanitary and sports activity; organization and conducting of athletic studies for professionals and sports amateurs; activity on training of sportsmen and their preparation for contests recognized in Ukraine.

The Company carries out the kinds of activity requiring the licensing or special permit only after obtaining the licenses or special permits for these kinds of activity.

3.3. The Company conducts foreign-economic activity as a subject of foreign-economic activity in accordance with the purpose and within the limits of its activity. The Company enjoys the right to carry out all the export-import operations stipulated by Legislation of Ukraine including entering into foreign-economic sales contracts, the ones for supplies, barter, transactions with goods made on Commission, intermediary, Commission, consignation, service rendering and work execution, storage, transportation, leasing ones and others.

CLAUSE 4. LEGAL STATUS OF THE COMPANY

4.1. The Company is a legal person since the date of its State Registration.

4.2. The Company carries out its activity on the basis of Legislation in force and in accordance with it as well as with this By-Law.

4.3. The Company is an assignee of lease enterprise "Nizhnedneprovsky tube-rolling plant named after Karl Libknekht".

4.4. The Company has the balance of its own, settlement (current) and other accounts in banking institutions, seal and stamps bearing its name as well as shop-mark (trade) mark of its own being approved by Board of Directors.

4.5. The Company is liable for its duties within the limits of property it has been possessing and in accordance with Legislation in force.

4.6. The Company may come into any civil and law relations with Ukrainian and foreign legal and natural persons being stipulated by Legislation of Ukraine in force. The Company may enter into agreements, contracts and other covenants with their subject being the relation of purchase and sale, lease, commission, services, insurance, message, contract, transportation and storage; and carry out any legal actions in accordance with Legislation of Ukraine in force.

The Company exercises the right to accrue as proprietary interests so personal non-proprietary interests on its own behalf, perform its duties, to be a plaintiff and defendant in Arbitration Tribunal and Court of Arbitration.

The Company is entitled to accrue and to give the right to possess and use the protective documents, technologies, scientific and technical data.

4.7. The Company enjoys the right to issue securities as well as the right to carry out the transactions with securities and their derivatives in accordance with Legislation in force.

4.8. The Company is entitled:

- to enter into the associations with other subjects of economic activity;
- to be a founder and participant of different economic associations and legal persons of other organization and legal forms;
- conduct investment activity in Ukraine and beyond its borders;
- to be a founder and participant of charitable organizations and funds.

4.9. The Company enjoys the right to found the subsidiaries and representative offices of its own as at the territory of Ukraine, so beyond its borders as well as branch establishments in accordance with Legislation of Ukraine in force and Legislation of State at the place of their registration. Guidance of their activity is exercised by the persons being appointed by Board of Directors.

The branch establishments, subsidiaries and representative offices having been floated by the Company may be provided with permanent and circulating assets.

Subsidiaries and representative offices of the Company are acting on the grounds of Regulations on them. The Head of affiliated enterprise and the Head of representative offices act by proxy being issued by the Company. Subsidiaries and representative offices aren't legal persons.

Branch establishments of the Company being legal persons don't account for the Company's duties, and the Company doesn't account for their obligations.

4.10. The Company may send its specialists abroad on business, to work on probation, for retraining, studying and acquaintance with experience of organization and activities of the firms and enterprises, collection of business data, participation in negotiations, exhibitions, auctions, to get into business contacts.

4.11. The Company in accordance with Legislation of Ukraine is entitled to offer work to Ukrainian and foreign specialists, to study the forms, amounts and kinds of remuneration of their labour on its own.

4.12. The Company enjoys the right to receive currency credits and investments from foreign partners and other investors. And at the same time, the Company uses currency on its own in accordance with Legislation in force. The State doesn't account for credits and investments having been received by the Company.

4.13. The Company may participate or cooperate in either one or another form with international civil and other bodies, funds, enter into international systems and organizations etc. The Company participates in international cultural and scientific exchange.

4.14. Foreign-economic agreements (contacts, treaties) being concluded by the company are signed by the Chairman of the Board – Director General or other member of the Board of Directors being authorized to act without proxy according to joint decision of Board and Supervisory Board or the person having been authorized by corresponding proxy.

CLAUSE 5. AUTHORIZED CAPITAL STOCK AND PROPERTY OF THE COMPANY

5.1. Authorized Capital Stock makes 13 471 250 (thirteen million four hundred and seventy one thousand two hundred and fifty) UAH.

5.2. Authorized Capital Stock is divided by 53 885 000 (fifty three million eight hundred and eighty five thousand) of ordinary nominal shares with their face value of 0.25 UAH per each.

5.3. The first allotment of shares among the Founders is carried out in accordance with Statutory Agreement No. 72-AT dated December 28, 1994, in such a way:

- Body of Leasers of Nizhnedneprovsky tube-rolling plant named after Karl Libknekht possessed 16828240 (sixteen million eight hundred and twenty-eight thousand two hundred and forty) shares with the total value being 420706000000 (four hundred and twenty milliard seven hundred and six million) Karbovanets;
- Fund of State Property of Ukraine was the owner of 4725760 (four million seven hundred and twenty-five thousand seven hundred and sixty) shares with their total value making 118144000000 (one hundred and eighteen milliard one hundred and forty-four million) Karbovanets;

In course of further re-allotment of shares no changes are inserted into the Constituent Agreement.

5.4. The Company's property consists of the permanent and circulating assets as well as of the valuables the value of which is shown in Balance Statement of the Company.

5.5. The Company is the owner of:

- property made over to it by the Founders;
- property got in the result of its financial and economic activity;
- incomes raised;
- other property obtained on the grounds non-forbidden by the Legislation

The Company exercises possession, usage and disposal of its property in accordance with the purposes of its activity.

5.6. The Company enjoys the right to sell or hand legal persons or citizens, exchange, lease, provide free of charge for temporary use or pawn the houses, erections, equipment, means of transport, implements, raw materials and other stocks of materials and capital equipment belonging to it as well as to write them off the balance.

5.7. The Company on decision of General Meeting is entitled to change (increase or decrease) the amount of Authorized Capital Stock.

5.8. Increase of Authorized Capital Stock takes place in accordance with procedure established by National Commission on Securities and Stock Market by dint of issue of new shares or increase face value of the shares.

5.9. The amount of Authorized Capital Stock may be decreased by way of:

- decrease of face value of the shares;
- decrease of number of shares by dint of redemption by the Company a part of stock from Shareholders with the view of their cancellation (decrease of their total number).

Decrease of Authorized Capital Stock of Joint Stock Company is allowed after notification on the fact all of its Creditors in accordance with procedure established by the Law.

When decrease of Authorized Capital Stock, the shares haven't been presented for cancellation are considered to be invalid but only 6 months latter after bringing to Shareholders' notice on the fact by way of printing organs where the report on holding the General Meeting is published.

CLAUSE 6. SECURITIES OF THE COMPANY

6.1. The Company issues ordinary nominal shares in documentary form in the amount of its Authorized Capital Stock in accordance with Legislation of Ukraine and requirements established by National Commission on securities and Stock Market. In case of additional issue of shares without registration of preceding one, all the agreements of sale of shares of additional issue are considered to be invalid. The Company provides for issuing the Shareholders with Share Certificates in accordance with procedure and in terms stipulated by Legislation in force.

6.2. Each share of the Company gives the Shareholder the right for a single vote when deciding all the issues being taken up at the Meeting of Shareholders.

6.3. Issue of shares and information on share issue are carried out in accordance with procedure being established by National Commission on Securities and Stock Market.

6.4. The Shareholders are entitled freely dispose of the shares have been belonging to them in accordance with Legislation in force.

6.5. A share is indivisible. In case when some persons hold one and the same share, all of them are considered to be a single Shareholder and may exercise their rights either through one of them or through their common representative.

6.6. The Company is entitled to buy its shares out in accordance with procedure stipulated by Legislation of Ukraine. The named shares are to be sold or cancelled within the term non-exceeding a year.

6.7. The Company provides for keeping books and presenting accounts on the shares in accordance with Legislation in force having entered into corresponding Agreement on keeping the Register of Holders of Registered Securities with legal person having taken out a license giving the right to keep the Register of Holders of Registered Securities in accordance with established procedure.

6.8. The Company is entitled to issue the bonds with their allotment among legal and natural persons. The bonds confirm the duties of the Company to reimburse face value of bond to its holder on term stipulated by it with payment of all the fixed percentages.

Decision to issue bonds is made by Supervisory Board.

The Company is entitled to issue the bonds to the sum non-exceeding the amount of Authorized Capital Stock or the one of security being provided for the Company with this purpose by the third persons.

6.9. The Company is entitled to issue promissory notes and other securities in accordance with Legislation in force.

CLAUSE 7. FUNDS OF THE COMPANY. THE PROCEDURE OF DIVISION OF PROFITS AND LOSSES

7.1. The profit of the Company is made of earnings got from economic activity after defrayment of material expenses and the ones being equated to them as well as the expenses for remuneration of labour.

7.2. The procedure of net profit division and reimbursement of losses is determined in accordance with Legislation in force, this By-Law and Home Standard Acts of the Company and is approved by Shareholders' Meeting on the presentation of Board of Directors agreed with Supervisory Board.

7.3. The Company sets up Surplus (Insurance) Fund enjoying the right to set up the other ones on decision of Shareholders' Meeting. The Funds stipulated by the Legislation are set up without fail in the amounts provided by the Legislation.

The Surplus (Insurance) Fund is set up in the amount being not less than 25 per cent of Authorized Capital Stock of the Company.

The amount of annual assessments to Surplus (Insurance) Fund can't be less than 5 per cent of sum of net profit.

In case when Surplus (Insurance) Fund is set up in the amount of 25 per cent from Authorized Capital Stock of the Company, the assessment to the Surplus (Insurance) Fund may not be carried out.

The amount of Funds on the assumption of their setting up is approved by Shareholders' Meeting. Designation, procedure of making up and use of money of the Funds are fixed by Supervisory Board.

Expenditure of money from the Funds is carried out on agreement with Supervisory Board.

7.4. General Meeting of the Company fixes the term and procedure of payment of dividends. The share dividends are paid the Shareholders on the results of calendar year once a year pro rata number of shares they have been holding within the bounds of amount having been approved by the General Meeting.

The Company doesn't enjoy the right to announce and pay the dividends:

- till payment of all the Authorized Capital Stock in full;
- when decreasing of the value of net assets of the Company to the amount being less than the one of Authorized Capital Stock and the one of Surplus (Insurance) Fund;
- in other cases established by he Law.

The right to collect a part of profit (dividends) pro rata the part in Authorized Capital Stock of the Company have the persons being Shareholders of the Company at the beginning of due date for dividends.

The dividends are paid to legal persons by dint of money transmittance to their accounts or in another way in accordance with decision of Shareholders' Meeting.

The dividends are paid to natural persons by dint of money transmittance to their accounts, through the pay desk of the Company or in another way in accordance with decision of Shareholders' Meeting.

The dividends haven't been received are deposited.

CLAUSE 8. ADMINISTRATIVE BODIES OF THE COMPANY

8.1. The administration of the Company is exercised by its Bodies:

- Shareholders' Meeting;
- Supervisory Board;
- Board of Directors;
- Auditing Commission.

8.2. Shareholders' Meeting.

8.2.1. The Supreme Body of the Company is Shareholders' Meeting.

8.2.2. The exclusive competence of Shareholders' Meeting covers the following:

a) insertion the changes to the Company's By-Law including the change of amount of its Authorized Capital Stock;

b) election and recall of members of Supervisory Board, recall of Chairman of the Board – Director General and members of the Board of Directors, election and recall of members of Auditing Commission, setting up of other Bodies of the Company;

c) approval of annual financial accounts, approval of annual results of the Company's activity including its branch establishments, approval of reports and opinion letters (audit reports) of Auditing Commission, the procedure of division of profit, the term and procedure of payment of part of the profit (dividends), determination of procedure of recoup a loss;

d) floatation, reorganization and liquidation of branch establishments, subsidiaries and representative offices, approval of their By-Laws and Regulations;

e) decision-making on cessation of the Company's activity by way of amalgamation, joining, reorganization or liquidation, appointing of Liquidation Commission, approval of liquidation balance sheet;

f) decision-making on transfer of keeping the Register of Shareholders.

The issues which being exclusively within the scope of General Meeting can't be transferred by them to be solved by other Company's Body.

The following issues are in terms of reference of Shareholders' Meeting;

- determination of principal trends of the Company's activity, approval of its plans and reports on their execution;
- decision-making on calling to property accountability the members of Supervisory Board;
- determination of remuneration of labour terms of the members of Supervisory Board;
- approval of agreements (covenants) as to alienation of property (fixed capital stock) of the Company concluded to the sum exceeding 30 per cent of amount of the Company's assets having been determined on the last reporting date;
- other issues of the Company's activity

The General Meeting is entitled to examine any issues dealing with the Company's activity.

The General Meeting is entitled to transfer a part of its authorities determined by this By-Law to the competence of Supervisory Board or the Board of Directors save and except the issues being within the scope of General Meeting exclusively.

8.2.3. The Shareholders may participate in the Meeting either personally or through their representatives acting on the grounds of proxy being officially registered. The voting takes place by principle: one share – one vote.

8.2.4. The General Meeting is considered to be law competent when participation of Shareholders having more than 60 per cent of votes in aggregate.

8.2.5. Decisions of Shareholders' Meeting are taken by majority making not less than ¾ of Shareholders' votes participating in the Meeting as to the issues:

- insertion of changes to the Company's By-Law;
- decision-making on cessation of the Company's activity including liquidation of the Company;
- floatation of branch establishments, subsidiaries and representative offices of the Company and discontinuance of their activities;

8.2.6. In all other issues the decision is made by simple Shareholders' majority vote who participate in the General Meeting.

8.2.7. Regular General Meeting is convened once a year. The bases and procedure of convening the Extraordinary Meeting are determined in accordance with Legislation of Ukraine in force. The suggestions as to agenda made by Shareholders having more than 10 per cent of votes are introduced to the agenda by no means.

The Shareholders possessing nominal shares are informed on holding General Meeting personally and in writing. Besides, General Notification is published in the local press and in one of the official prints of Supreme Rada of Ukraine, Ministry Cabinet of Ukraine or National Commission on Securities and Stock Market stating the time and place of Holding the Meeting and the agenda. Notification should be made not less than 45 days before the convening the General Meeting.

The decision on changes in agenda is to be brought to the notice of Shareholders not later than 10 days before holding the Meeting by dint of their publishing in aforesaid print.

The notification on further convening the General Meeting to decide the issue on changes of Authorized Capital Stock of Joint Stock Company is to include the data stipulated by Legislation in force.

The procedure and holding the General Meeting are determined by Regulations on Shareholders' Meeting CJSC "NTP".

8.2.8. The decisions made by Shareholders' Meeting are compulsory for implementation by Administrative Bodies and Shareholders of the Company.

8.3. Supervisory Board

8.3.1. The Supervisory Board is a Corporate Body presenting the Shareholders' interests within the interval between holding the General Meetings checking and regulating the activity of the Board of Directors.

On the decision of General Meeting some functions being attributed to the competence of General Meeting may be imposed on Supervisory Board.

8.3.2. The Supervisory Board consists of 7 members being elected at the General Meeting for the term of 3 years. The members of Supervisory Board may be recalled before the appointed time by decision of General Meeting.

8.3.3. The Supervisory Board elects the Chairman and Vice-Chairman from its staff with the term of office complying with their term of office in Supervisory Board.

8.3.4. The members of Supervisory Board can't be the members of the Board of Directors or the ones of Auditing Commission.

8.3.5. The members of Supervisory Board are the officials of the Company:

8.3.6. The terms of reference of Supervisory Board cover:

- exercising of check on the activity of the Board of Directors;
- Listening to the reports of Board of Directors and officials of Administrative Bodies of the Company;
- determination of designation and procedure of use of Surplus (Insurance) Fund and other ones, giving the Board of Directors its consent to make use of means from Surplus (Insurance) Fund and other ones;

- approval of Local Normative Statements (Regulations) save and except the List of members of staff and Job Descriptions for workers being approved by the Board of Directors;
- coordination of decisions of Board of Directors as to determination of terms of remuneration of labour of the Heads of branch establishments, subsidiaries, representative offices as well as the persons authorized to manage the parts in other Companies (enterprises, associations);
- approval of organizational pattern of the Company together with the Board of Directors;
- decision-making on taking up and alienation of the stock, parts, shares, bonds and other corporate rights;
- decision-making on taking up of the Company's shares and their further allotment;
- decision-making as to sale of shares of additional issues being subscribed (allotted) but unpaid in full within the term established by General Meeting;
- dismissal of Chairman of the Board – Director General and members of the Board of Directors from performance of their functions;
- appointment of temporary Acting Chairman of the Board – Director General and temporary Acting member of the Board of Directors whose powers are in force till election of new Chairman of the Board – Director General or member of the Board of Directors by General Meeting in cases of pre-term cessation of powers in accordance with this By-Law;
- appointment of the person fulfilling the duties of Chairman of the Board when absence of Chairman of the Board and Vice-Chairman of the Board;
- determination of terms of remuneration of labour of Chairman and members of the Board of Directors, conclusion of Contract with Chairman of the Board – Director General;
- decision-making on capital investment and investments of the Company;
- decision-making on alienation of property (Fixed Capital Stock) of the Company;
- decision-making on pawning of the Company's property, and corporate rights belonging to the Company;
- decision-making on issuing the guarantees and bails;
- organization and conducting of extraordinary inspections and audits of financial and economic activity of the Company;
- agreement of decisions of the Board of Directors as to appointment of persons authorized on behalf of the Company to exercise the management of branch establishments, subsidiaries, representative and corporate rights (parts, shares, stock and the like) in other economic companies (enterprises, associations);
- decision-making on necessity of convening extraordinary Shareholders' Meeting;
- organization of agenda of Shareholders' Meeting being convened upon written request of Supervisory Board;
- coordination of measures taken by the Board of Directors as to preparation and holding the Shareholders' Meeting;
- examination of reports of Auditing Commission on the results of annual and other audits of the Company;
- approval of reports, balances of the Company for the quarter being adduced by the Board of Directors and planned indices for the next accounting period. Approval of annual and quarter budgets of the Company;
- checkup of fulfillment of decisions of Shareholders' Meeting;
- decision-making on granting on lease the Company's property;
- decision-making on obtaining of long-term credits by the Company;
- coordination of decisions of the Board of Directors as to granting of short-term promissory notes in the aggregate to the sum exceeding 5 per cent of amount of the Company's assets with the deduction of bills payable determined on the last reporting date;
- decision-making on the participation and cessation of participation of the Company in joint activity;
- joint decision-making with the Board of Directors on giving the powers to act without proxy on behalf of the Company to some members of the Board of Directors;
- coordination of decisions as to appointing and dismissal of Deputies of Director General of the Company, the Heads of organization departments being directly submitted to the Board of Directors and Deputies of Director General;
- approval of Provisions of the Contract as to keeping the Register of Holders of Registered Securities;
- decision-making on bond issue;
- decision-making on participation of the Company in economic companies, enterprises and associations, charitable organizations and other legal persons and on making investments to their Authorized Capital Stocks including when their foundation as well as the decisions on leaving their staff;
- decision-making on return of investments and alienation of parts, shares, stock and other corporate rights in case of leaving the staff of economic companies and associations to which the Company belongs;
- decision-making with regard to administration of corporate rights of branch establishments, economic associations and other legal persons in which the Company is a Participant (Shareholder) including the decision-making on giving the Company consent for reorganization and liquidation of legal persons to which the Company belongs;

- giving recommendations to Shareholders' Meeting as to candidatures of Chairman and Secretary of the Meeting;
- decision-making on calling to property accountability the officials of Administrative Bodies of the Company save and except the members of Supervisory Board.

8.3.7. The Meetings of Supervisory Board are held as required. The Meetings of Supervisory Board are law competent when presence of more than a half of elected members of Supervisory Board.

Decisions of Supervisory Board are taken by an ordinary majority vote of members of Supervisory Board present at the Meeting of Supervisory Board. Each member of Supervisory Board has a vote. In case of parity of the votes the Chairman of Supervisory Board enjoys the right of casting vote.

Decisions of Supervisory Board may be made by dint of written inquiries. In this case a decision is considered to be made when an ordinary majority of members of Supervisory Board have supported it.

When impossibility to be present at the Meeting of Supervisory Board, a member of Supervisory Board has a right to reassign his powers for participation in the Meeting of Supervisory Board to another member of Supervisory Board.

3.3.8. A member of Supervisory Board pending the period of validity of powers enjoys the right to hand in the application on cessation of his powers. In such a case, when a member of Supervisory Board has handed in the application to Supervisory Board as to pre-term cessation of his powers, he is considered to be the one having left the staff of members of Supervisory Board since the day of handing the application in. In case of death of a member of Supervisory Board he is considered to be the one having left the staff of members of Supervisory Board because of death.

8.4. Board of Directors

8.4.1. The Executive Body of the Company managing its current activity is the Board of Directors. Staff of the Board of Directors includes Chairman of the Board – Director General and 10 members of the Board of Directors one of them being Vice-Chairman of the Board.

The Chairman of the Board – Director General and members of the Board of Directors are elected and recalled by Shareholders' Meeting. The election takes place for the term till the next regular Shareholders' Meeting. If the next Shareholders' Meeting doesn't examine the issue on recall of the named persons or there isn't made the decision on their recall, the term of their powers is considered to be lengthened till the next Shareholders' Meeting. General term of filling the posts of Chairman of the Board – Director General and its members isn't restricted.

Within the intervals between Shareholders' Meeting Chairman of the Board – Director General and members of the Board of Directors may be made free from fulfilling their duties. Chairman of the Board – Director General and members of the Board of Directors may leave the staff of the Board on their own desire.

8.4.2. Chairman of the Board – Director General is managing the work of the Board of Directors.

8.4.3. Decisions of the Board of Directors are taken by an ordinary majority vote of members of the Board of Directors. In case of parity of the votes the Chairman of the Board – Director General enjoys the right of casting vote.

Meetings of the Board of Directors are held as frequently as once a month being considered law competent for decision making when participation not less than 2/3 of full staff of members of the Board of Directors.

8.4.4. Meetings of the Board of Directors won't be thought to be law competent when absence of the Chairman of the Board – Director General.

8.4.5. The Supervisory Board enters into the Contract with the Chairman of the Board – Director General being elected by Shareholders' Meeting for the term till the next regular Shareholders' Meeting. The Chairman of Supervisory Board signs the Contract on behalf of Supervisory Board.

8.4.6. The Chairman of the Board – Director General is entitled to act on behalf of the Company without proxy, is authorized to manage the current business of the Company, solves the issues of Company's activity on its own, represents the Company in all the enterprises, institutions, organizations, organs, and bodies as in Ukraine so beyond its borders, signs the agreements, covenants and other documents including the proxies, executes other legal actions save the ones being attributed to the competence of other Administrative Bodies by this By-Law and Legislation in force.

The Chairman of the Board – Director General provides for fulfillment of the decisions of General Meeting of Supervisory Board, the Board of Directors, and Norms of Legislation in force, this By-Law,

Constituent Documents, Local Normative Statements, provisions of the Labour Contract, duties to the State and counter-agents on economic agreements, safe conditions of work in accordance with Standards of Safety Measures and Protection of Labour for workers of the Company, meeting the requirements on preservation of the environment, integrity of the Company's property and its appropriate use, organizes and provides bookkeeping and statistical accounting, fulfils other functions stipulated by Legislation in force.

The Chairman of the Board – Director General approves the provisions on organization departments.

8.4.7. The Chairman of the Board – Director General organized keeping of Minutes of the Boards' Meetings. The Book of Minutes is to be given to Shareholders in any time.

8.4.8. The Board's terms of reference cover all the issues of the Company's activity save the ones being attributed to the competence of other Company's Body by Legislation in force, By-Law or the decision of Shareholders' Meeting.

8.4.9. The Chairman of the Board – Director General acts within the framework of competence and rights established by this By-Law and home Provisions of the Company and the once being delegated to it by Administrative Bodies of the Company.

8.4.10. The Board of Directors in its activity is accountable to Shareholders' Meeting and Supervisory Board. The Board of Directors is to submit the Auditing Commission of the Company reckoned annual balance sheet, reckoned report on profits and losses, annual report as well as other documents necessary for Auditing Commission to exercise its powers.

8.4.11. The Board of Directors provides for preparation and holding the Shareholders' Meeting, provides for and makes for activity of Supervisory Board and Auditing Commission.

8.4.12. Some members of the Board of Directors besides the Chairman may be given the right to act on behalf of the Company without proxy by the joint decision of Board of Directors and Supervisory Board. Other persons may act on behalf of the Company in accordance with the powers being officially registered in appropriate way.

8.4.13. The Board of Directors and Supervisory Board decide the issues which require the joint decision or coordination as a rule by dint of holding the Common Meetings in accordance with this By-Law, decision of General Meeting and the Company's Provisions. The term and agenda of Common Meetings are solved on agreement of the Heads of these Bodies. The decisions are considered to be made when for its making both of the Bodies have been voted.

In case of necessity, it is allowed to make decisions at the Meeting of Board of Directors when availability of written agreement of Supervisory Board on the examined issue.

8.5. Auditing Commission

8.5.1. The audit of financial and economic activity of the Company, its enterprise, subsidiaries and representative offices is carried out by Auditing Commission. The audits take place on the instructions of Shareholders' Meeting, Supervisory Board, unsolicited or on request of Shareholders possessing not less than 10 per cent of shares in aggregate. The Auditing Commission must be given all the materials, bookkeeping documents or other ones and officials' personal explanations on its requirement.

The Auditing Commission is accountable to Shareholders' Meeting and Supervisory Board.

8.5.2. The Commission presents the results of audits to the Board of Directors, Supervisory Board and General Meeting of the Company.

8.5.3. The Auditing Commission consists from among the Shareholders of the Company amounting to 3 members of Commission being elected by Shareholders' Meeting for three-years term. Members of the Auditing Commission elect the head of the Auditing Commission from among their staff. Members of Auditing Commission may be recalled pre-term on decision of Shareholders' Meeting.

8.5.4. Members of Auditing Commission are entitled to participate in the Meetings of the Board of Directors with the right of deliberative vote.

8.5.5. The Auditing Commission draws a conclusion on annual reports and balance sheets. The Shareholders' Meeting has no right to approve the balance sheet without the opinion letter of Auditing Commission.

8.5.6. The Auditing Commission has to require convening the extraordinary Shareholders' Meeting in case of arising the menace to vital interests of the Joint Stock Company or revealing the abuses of officials.

8.5.7. The Auditing Commission makes decisions in issues being in its line at the Meetings of Auditing Commission. The Meetings of Auditing Commission are considered to be law competent when presence of more than a half of its members being elected taking into account the Chairman of the Commission.

Decisions of the Commission are taken by an ordinary majority vote of the members of Auditing Commission being present at the Meeting. Each member of Auditing Commission has one vote. In case of parity of the votes the Chairman of Auditing Commission enjoys the right of casting vote.

8.5.8. A member of Auditing Commission pending the period of validity of powers enjoys the right to hand in the application on cessation of his powers. In such a case, when a member of Auditing Commission has handed in the application to Auditing Commission as to pre-term cessation of his powers, he is considered to be the one having left the staff of members of Auditing Commission since the day of handing the application in. In case of death of a member of Auditing Commission he is considered to be the one having left the staff of members of Auditing Commission because of death.

CLAUSE 9. BUSINESS ACCOUNTING AND ACCOUNTS OF THE COMPANY

9.1. The Company exercises records management and business accounting of results of its work keeping the statistical accounting at that.

The form and procedure of presentation of accounts are determined by Normative Documents of State Structures.

Authenticity and fullness of annual balance sheet and accounts of the Company is to be confirmed by the Auditor. The Auditors inform Supervisory Board and Auditing Commission on the results of audits having been carried out and observations connected to them.

9.2. Financial results of the Company's activity are determined in accordance with annual balance sheet.

9.3. The first financial year begins since the date of registration of the Company and finishes on the 31-th of December of the same year, further financial years are determined in accordance with calendar ones.

9.4. Financial and economic activity of the Company is carried out in compliance with financial plan.

9.5. The procedure of keeping of records management and business accounting of results of the Company's work on the whole and its subsidiaries, representative offices and branch establishments is fixed by the Board of Directors and the Regulations on organization of business accounting and accounts in Ukraine.

CLAUSE 10. LABOUR COLLECTIVE AND ITS SELF-GOVERNMENT

10.1. The Labour Collective of the Company includes all the persons with whom the Company has concluded the Labour Agreements including the ones by way of Contract.

The Company independently develops and approves List of members of staff, determines the wages, forms and systems of remuneration of labour as well as offering job to the specialists in accordance with Legislation of Ukraine in force. The Company is entitled to enlist the services of foreign specialist offering them to cooperate and to determine the terms of such cooperation on the grounds of Agreements and Legislation in force.

10.2. The Labour Collective of the Company:

- examines and decides the issues of self-government of Labour Collective in compliance with Company's By-Law;
- examines and approves the draft of Collective Agreement;
- determines and approves the List and procedure of granting social facility to the employees of the Company within the means established by financial plans;
- participates in pecuniary and moral stimulation of fruitful work, encourages inventive and rationalization activity, applies for putting the employees forward for the decorations.

10.3. The interests of Labour Collective before the Executive Bodies of the Company are represented by the Meeting (Conference) of Labour Collective. Relationship of Labour Collective and Executive Bodies are fixed by corresponding Labour Agreement.

10.4. Labour Collective of the Company at the Meeting:

- examines and approves the draft of Collective Agreement;
- examines and decides the issues of self-government of Labour Collective;
- decides other issues stipulated by Legislation of Ukraine in force.

10.5. Members of the Labour Collective are provided with social guarantees and compensations stipulated by Legislation in force.

CLAUSE 11. LABOUR MANAGEMENT AND REMUNERSATION OF LABOUR

11.1. Labour relations in the Company are regulated by Labour Code of Ukraine and this By-Law.

11.2. The procedure of employment and dismissal of employees, the length of workday, working week and the leaves and other issues of labour activity of collective of the Company are regulated by Legislation in force, Labour Agreement and House Rules.

11.3. Remuneration of labour of the employees is carried out at the expense of means of the Company. The Company is entitled to use tariff-free system of remuneration of labour exercising its regulation and determining its use on its own.

The sum liable to payment is allotted among permanent employees of the Company taking into consideration their professional skill, scope and quality of labour, and employees' personal contribution to the final result of the activity. A sum of employee's wages is neither restricted by maximum rates nor may be less the minimum amount of wages established in accordance with Legislation.

11.4. The Company at the expense of its own means may grant its members of Labour Collective additional social facility and increase the length of paid leaves, maternity leaves, grant welfare, indemnify for the cost of accommodation and public utilities, give grants for food and expenses having a special purpose when availability of money and when availability of corresponding funds.

CLAUSE 12. THE WAY OF INSERTING THE CHANGES INTO COMPANY'S BY-LAW

12.2. The Changes and Addenda to the Company's By-Law are inserted in accordance with Legislation in force and Shareholders' Meeting.

12.3. The Changes in Company's By-Law are liable to the State Registration. The Company informs the Body having carried the Registration on the Changes taken place in the By-Law within the term established by Legislative Acts to make necessary changes in the State Register.

CLAUSE 13. STATE SECRET AND COMMERCIAL CLASSIFIED INFORMATION, CONFIDENTIAL INFORMATION

13.1. The Company takes measures to keep State secret in accordance with Legislation of Ukraine in force.

13.2. The Company is entitled to attribute the data of economic, commercial, engineering, technological, business and social nature to the category of "commercial classified information and confidential information".

The Company organizes the protection of its commercial classified information and confidential information.

13.3. The content and scope of data making commercial classified information and confidential information, the way of its protection are determined by the Board of Directors in accordance with Legislation of Ukraine in force.

13.4. The requirements as to keeping State secret, commercial classified information and confidential information of the Company are obligatory for all the Shareholders and employees of the Company.

13.5. The Company produces the Public Authorities, local Autonomous Bodies other enterprises, institutions, organizations only such a piece of information which is stipulated by Legislation.

CLAUSE 14. CESSATION OF THE COMPANY'S ACTIVITY

14.1. Cessation of the Company's activity takes place by dint of its reorganization (amalgamation, joining, division, separation and reform) or liquidation with observance of the requirements of Antimonopoly Law of Ukraine.

14.2. Reorganization of the Company takes place on decision of General Meeting.

14.3. When reorganization of the Company all the aggregate of rights and duties of the Company is transferred to its assignee.

14.4. The Company is liquidated:

- on decision of General Meeting;
- on the basis of court decision;
- on the basis of decision of economic court in accordance with procedure established by Law of Ukraine "On renewal of solvency of debtor or declaring him bankrupt".

14.5. Liquidation of the Company is carried out by Liquidation Commission appointed by Shareholders' Meeting and in cases of bankruptcy and cessation of the Company's activity on court decision the decision of economic court – by Liquidation Commission being appointed by civil bodies.

14.6. Since the day of appointing of Liquidation Commission all the powers as to business administration of the Company are transferred to it.

14.7. The Liquidation Commission is liable to the check of Auditing Commission till the end of liquidation term. The Liquidation Commission bears property accountability (liability for breakage) for losses it has inflicted on the Company as well as on the third persons in accordance with Legislation of Ukraine in force.

14.8. The Liquidation Commission within three-day term since the moment of its appointing publishes the Company's data in one of the official (Republican and local) prints setting a term for Creditors to assert their claims; evaluates the Company's property; finds its Debtors and Creditors and settles up with them; takes measures to pay debts of the Company to the third persons as well as its Shareholders; makes up liquidation balance sheet and presents it to Shareholders' Meeting or the Body having appointed the Liquidation Commission.

14.9. Authenticity and completeness of liquidation balance sheet should be proved by the Auditor (Auditing Company).

14.10. The bankroll belonging to the Company including the proceeds from property sale when liquidation after settlement of accounts on remuneration of labour with the persons employed and fulfillment the duties to the budget, banks, holders of the bonds issued by the Company and other Creditors are allotted among the Shareholders pro rata their parts (per cent) in Authorized Capital Stock.

14.11. The Property being granted to the Company by Shareholders for use is returned au naturel without remuneration.

14.12. In case of arising of disputes as to payment of the Company's indebtedness, its bankroll isn't liable to allotment among the Shareholders till settlement of this dispute or getting by Creditors the corresponding guarantees.

14.13. Liquidation of the Company is considered to be finished and the Company such one which has ceased its activity since the moment of entering record on the fact to the State Register.

This By-Law is made up in 3 original copies.

In accordance with Minutes No. 9 of the 26-th of March, 2004 of Shareholders' Meeting "Nizhnedneprovsky tube-rolling plant" these Changes and Addenda to the By-Law made by dint of its statement in the new edition signs a shareholder, Head of Department of Legal Security Lyudmila Pavlovna Skosaryova, passport of series AE No. 710813 issued on the 29-th of August, 1997 by Industrial District Department of Dnipropetrovs'k City Administration of Administration of Ministry of Internal Affairs of Ukraine in Dnipropetrovs'k region.

(signature) L.P. Skosaryova

Attachment 9

File No.82-4814

Addition
to Regulations (standard)
of accounting 2

	CODES		
Data (year, month, day)	2004	1	01
by EDRPOU	05393116		
by KOATUU	1210137200		
	20		
by SPODU	6024		
by ZKGNG	12140		
by KVED	27.22.0		
Control sum			

Enterprise
"Nizhnedneprovsky tube-rolling plant" open joint-stock company
Territory
Ownership form: **COLLECTIVE OWNERSHIP**
Organ of State control
Open joint-stock companies established on the base of state enterprises
Branch (type of activity) **PIPES PRODUCTION**
Form of economic activity: **production of steel pipes**
Unit of measurement: **th.grn.**
Address: 6.21, Stoletova str., Dnipropetrovsk, 49081

BALANCE SHEET
as per December 31, 2003

Form No. 1 **Code by DKUD 1801001**

Assets	Code of line	As per beginning of the year	As per the end of reporting period
1	2	3	4
I. Non-circulating assets			
Intangible assets:			
residual value	010	55	102
initial value	011	278	333
wear and tear	012	(223)	(231)
Construction in progress	020	48840	21557
Fixed assets: residual value			
initial value	030	419807	433214
wear and tear	031	1146253	1195982
wear and tear	032	(726446)	(762768)
Long-term financial investments:			
accounted by the method of participation in the other enterprises equity	040	41927	257142
Other financial investments	045	20720	70720
Long-term accounts receivable	050	1586	1362
Deferred tax assets	060	31568	31998
Other non-circulating assets	070	0	0
Goodwill under consolidation	075	0	0
Total, by the section 1	**080**	**564503**	**816095**
II. Current assets			
Stocks: Industrial stocks	100	112947	129116
Animal for breeding and feeding	110	766	0
Uncompleted construction	120	49617	49036
Finish products	130	13940	32938

1	2	3	4
Goods	140	5204	4807
Received bills	150	0	0
Debt receivable for goods, works, services:			
Net cost of sold goods	160	238213	257765
Initial cost	161	239053	258245
Reserve of doubtful debts	162	(840)	(480)
Debt receivable for payments: to the budget	170	13090	12831
For the paid-up advance payments	180	18461	39843
From the charged incomes	190	98	123
From internal accounts	200	0	0
Other current debt receivable	210	3226	3037
Current financial investments	220	0	0
Money resources and their equivalents: In the native currency	230	255	531
In foreign exchange	240	6042	4456
Other turnaround assets	250	3633	18098
Total according to Section 2	**260**	**465492**	**552581**
III. Costs of the future periods	**270**	**3092**	**3082**
Balance	**280**	**1033087**	**1371758**

Liabilities	Line Code	At the beginning of the accounting period	By the end of the accounting period
1	2	3	4
I. Ownership capital			
Charter capital	300	13471	13471
Share capital	310	0	0
Additional invested capital	320	37181	37181
Other additional capitals	330	477241	477339
Reserve capital	340	19086	19086
Retained profits (uncovered losses)	350	324243	342402
Unpaid capital	360	(0)	(0)
Withdrawn capital	370	(0)	(0)
Accumulated exchange difference	375	(0)	(0)
Total according to the Section I	**380**	**871222**	889479
Part of minority	385	0	0
II. Cover funds of future expenses and payments			
Fund for payments to the staff	400	8001	11068
Other funds	410	0	0
	415	(0)	0
	416	0	(0)
Target financing	420	88	194
Total according to Section II	**430**	**8089**	**11262**
III. Fixed liabilities			
Banks long-term credits	440	0	0
Other long-term financial liabilities	450	0	0
Deferred tax liabilities	460	0	0
Other long-term liabilities	470	95	205891
Total according to Section III.	**480**	**95**	**205891**

1	2	3	4
IV. Current liabilities			
Short-term credits of banks	500	19610	17058
Floating debt for the long-term liabilities	510	0	0
Issued bills of exchange	520	12295	38885
Accounts payable for goods, works, services	530	102850	193824
Current liabilities for payments: For the received advance payments			
For the received advance payments	540	3764	2817
To the budget	550	2842	2225
For payments outside the budget	560	0	674
For insurance	570	2483	2568
Payments to employees	580	5167	5132
To participants	590	276	260
From internal accounts	600	0	0
Other current liabilities	610	4394	1683
Total according to Section IV	**620**	**153681**	**265126**
V. Incomes of future periods	**630**	**0**	**0**
Balance	**640**	**1033087**	**1371758**

NOTES:

Legal bases of regulation of the issues of business accounting and financial reports is legislatively governed by the Law of Ukraine " On book keeping and fiscal reporting in Ukraine"

No. 996-XIV dated 167.1999 which has come into force on January 1, 2000.

Forms of financial reporting and the procedure of their filling has been established by the Ministry of Finance as approved by the State Committee of Statistics of Ukraine.

Accounting period for the financial reporting is the calendar year.

The submitted financial reporting shall be grounded on the principles and methods of disclosure of information which are governed by the national provisions (standards) on book keeping which are applied starting from January 2000.

Basic assumptions - principle of counting and continuity.

The basic element of the financial report - first cost.

Assets are determined depending on the amount of money resource or a fair cost of other expenses of their purchase. Liabilities are determined depending on the earnings received in exchange for the liabilities.

The report of the Company's assets classifies:.

- Non-current assets;
- Long-term financial investments;
- Stocks;
- Debt receivable;
- Money resources.

Fixed assets are recognized as assets under the first cost.

The first cost of permanent assets is increased by the sum of costs connected with the improvement of the object (modernization, re-equipment, reconstruction, etc.).

Renewal and repair of the assets is shown as expenses in the "Report on financial results" if they are incurred.

Land is not the property of the Company and is in its long-term use.

Amortization is calculated according to the tax legislation. Norms of amortization in % to the residual cost are shown below:

- Buildings, structures - 5 %;
- Computer facilities, transport, furniture, etc. - 25 %;
- Machines and equipment, etc. - 15 %;
- Computers – 60%.

Profit and losses from the withdrawal of permanent assets are shown in the "Report on financial results".

Cost of the incomplete capital investments is reported depending on the cost of suffered expenses.

Fictitious assets are shown in the balance-sheet depending on the first cost minus amortization.

Calculation of the fictitious assets amortization is carried out during term of their beneficial use which is established from the moment of the assets determination by using the rectilinear method.

Long-term financial investments are calculated in the balance-sheet depending on the cost.

On the date of the balance-sheet, financial investments which are taken into account according to the method of participation in the capital are not reappraised. Company considers the sum of the cost change as insignificant.

Commodity and material stocks are shown in the balance-sheet depending on the cost.

Estimation of stocks is realized depending on the initial cost price.

Estimation of stocks withdrawal is realized as follows:

- Raw material, main materials, semi-finished items – according to the averaged cost price;
- Auxiliary materials, fuel, invaluable wearing items – by the method of FIFO;
- Goods in retail trade – depending on the price of sale.

Transport and procurement expenses are taken into account of the separate accounts.

Regarding to the accepted registration policy, and basic on the principle of discretion and significance of information, the turnaround invaluable wearing subjects are deemed as subjects which cost, independent of the service life and cost, up to 300 hrivnas, and the service life up to one year, independent of the cost. Cost of low-value expendables are not included into assets when handed over to operation.

Stocks of the finish products are shown depending on the industrial cost price.

Cost of the incomplete production includes the direct and overhead production expenses.

Debt receivable for products, works, and services are shown in the balance-sheet according to the net sale price.

Size of the doubtful debts reserves is determined on the basis of the debt receivable classification, in respect of which the claim term has expired.

Cash assets include cash in the cashier's office, on settlement accounts and till called for deposits, amounts in foreign currencies are calculated depending on the exchange rate established by the NBU as on the date the Report.

Liabilities are assessed depending on the cost of acquisition and are taken into account of the balance sheet prior to the expiry of the claim term.

In compliance with the Regulation (Standard) of accounting 1 "General requirements to the financial reporting" approved by Order of the Ministry of Finance of Ukraine dated March 31, 1999 No. 87, item 11 "in lines of financial report form, which have no figures, put a dash sign". At compiling the financial form "Report on own capital" with the assistance of "AFR-VAT" is requirement is not envisaged. Thus, in lines of financial report form, which have no figures, "0" should be put.

Director _______________________ Esaulov Gennadiy Alexandrovich
(Signature)

Chief Accountant _______________________ Irina Vladimirovna Sokolova
(Signature)

Seal

File No.82-4814

Addition
to Regulations (standard)
of accounting 3

Data (year, month, day)	CODES		
	2004	1	01
Enterprise "Nizhnedneprovsky tube-rolling plant" open joint-stock Company — by EDRPOU	05393116		
Territory — by KOATUU	1210137200		
Organ of State control **Open joint-stock companies established on the base of state enterprises** — by SPODU	6024		
Branch (type of activity) **PIPES PRODUCTION** — by ZKGNG	12140		
Form of economic activity: **production of steel pipes** — by KVED	27.22.0		
Unit of measurement: **th.grn.** — Control sum			

REPORT ABOUT FINANCIAL RESULTS THROUGH 2003 year

Form No.2 Code by DKUD 1801003

1. FINANCIAL RESULTS

Name of the index	Code of line	For reporting period	For previous period
1	2	3	4
Income (proceeds) from sale of products (goods, work, service)	010	1877410	1536614
Value added tax	015	(184554)	(197757)
Excise duty	020	(0)	(0)
	025	(0)	(0)
Other income deductions	030	(9234)	(7133)
Net income (proceeds) from sale of products (goods, works, services)	035	1683622	1331724
Prime cost of sold products (goods, works, services)	040	(1468986)	(1223239)
Gross: Profit	050	214636	108485
Expenses	055	(0)	(0)
Other operational incomes	060	82720	127247
Administrative costs	070	(125323)	(47743)
Depreciation costs	080	(50918)	(36130)
Other transaction costs	090	(858334)	(127511)
Financial results of the transaction activity:			
Profit	100	35281	24348
Expenses	105	(0)	(0)
Income from participation in the capital	110	0	0
Other financial incomes	120	881	481
Other incomes	130	3177	8768
Financial costs	140	(2670)	(1774)
Costs of participation in the capital	150	(0)	(0)
Other costs	160	(3494)	(2215)

1	2	3	4
Financial results of usual activity prior to taxation: Profit	170	33175	29608
Losses	175	(0)	(0)
Profit tax on usual activity Financial results of usual activity:	180	15016	12936
Income from profit tax on usual activity	185	0	0
Financial results from the regular activity Profit	190	18159	16672
Losses	195	(0)	(0)
Extraordinary:			
Incomes	200	0	0
Expenses	205	(0)	(0)
Taxes on the extraordinary profit	210	0	0
Part of minority	215	0	0
Net:			
Profit	220	18159	16672
Losses	225	(0)	(0)

II. ELEMENTS OF OPERATING COSTS

Name of the index	Code of line	For reporting period	For previous period
1	2	3	4
Material costs	230	1202473	1065612
Payments to the employees	240	97830	91768
Deductions to the social funds	250	37690	34927
Amortization	260	39282	38932
Other transaction costs	270	164947	39999
Total	280	1542222	1271238

III. CALCULATION OF INDICES

Item	Line code	For the accounting period	For the preceding period
1	2	3	4
Annual quantity of common shares	300	53885000	53885000
Corrected annual quantity of common shares	310	53885000	53885000
Net profit per one common share (hrivnas)	320	0.337	0.3094
Corrected net profit per one common share (hrivnas)	330	0.337	0.309
Annual quantity of common shares (hrivnas)	340	0	0.14

NOTES:

Income is determined according to the principle of accounting and adequacy.

Income from sale of products is determined at delivery of the product.

The income from services is determined depending on the degree the operations completion by way of assessment of the performed work.

Acknowledged income is classified as:

1) Income from the sale of products, goods, works, services:

- other transaction income;
- financial income;
- other income.

2) Extraordinary income.

Expenses are shown in the report on profits и losses on the basis of the direct relation between the suffered expenses и earnings.

Expenses are acknowledged also in the event, when future economic advantages cease to meet requirements of the balance to acknowledged as assets.

The General Meeting of Shareholders which was held on March 26, 2004, the decision was made to pay dividends by the result of the financial and economic activity of the Company in 2003 in the amount of 5.56 kopecks per one share.

In compliance with the Regulation (Standard) of accounting 1 "General requirements to the financial reporting" approved by Order of the Ministry of Finance of Ukraine dated March 31, 1999 No. 87, item 11 "in lines of financial report form, which have no figures, put a dash sign". At compiling the financial form "Report on own capital" with the assistance of "AFR-VAT" is requirement is not envisaged. Thus, in lines of financial report form, which have no figures, "0" should be put.

Director ______________________ (Signature) Esaulov Gennadiy Alexandrovich

Chief Accountant ______________________ (Signature) Irina Vladimirovna Sokolova

Seal

Attachment 11

File No.82-4814

Addition
to Regulations (standard)
of accounting 4

		CODES		
	Data (year, month, day)	2004	1	01
Enterprise **"Nizhnedneprovsky tube-rolling plant" open joint-stock Company**	by EDRPOU	05393116		
Territory	by KOATUU	1210137200		
Organ of State control **Open joint-stock companies established on the base of state enterprises**	by SPODU	6024		
Branch (type of activity) **PIPES PRODUCTION**	by ZKGNG	12140		
Form of economic activity: **production of steel pipes**	by KVED	27.22.0		
Unit of measurement: **th.grn.**	Control sum			

REPORT ABOUT MOTION OF THE MONEY MEANS THROUGH 2003 year

Form No.3 Code by DKUD 1801004

Item	Code	For reporting period		For previous period	
		Receipt	Expense	Receipt	Expense
1	2	3	4	5	6
I. Cash flow resulted from operating activity					
Profit (loss) from ordinary activity before tax	010	33175	0	29608	0
Adjustment for: Depreciation of non-circulating assets	020	39282	X	38932	X
Increase (decrease) in security	030	3067	0	466	0
Loss (profit) from unrealized exchange rate difference	040	227	331	409	371
Loss (profit) from non-operating activity	050	0	564	2215	9249
Costs for interest payment	060	2670	X	1774	X
Loss (profit) from operating activity prior to changes in the net circulating assets	070	77526	0	63784	0
Increase (decrease) in : circulating assets	080	0	85708	19	0
deferred costs	090	10	0	0	3007
Increase (decrease) in: current liabilities	100	319020	0	3276	0
Deferred incomes	110	0	0	0	0
Money resources from operating activity	120	310848	0	64072	0
Paid: Interest	130	X	2670	X	1774
profits tax	140	X	8058	X	12788
Net cash flow before extraordinary events	150	300120	0	49510	0
Cash flow from extraordinary events	160	0	0	0	0
Net cash flow from operating activity	**170**	**300120**	**0**	**49510**	**0**
II. Cash flow resulted from investment activity					
Selling of: financial investments	180	0	X	0	X
non-circulating assets	190	155	X	4	X
property complexes	200	0	0	0	0

1	2	3	4	5	6
Received: interest	210	0	X	0	X
dividends	220	0	X	0	X
Other receipts	230	6	X	155	X
Acquisition of: financial investments	240	X	265215	X	20124
non-circulating assets	250	X	33869	X	27003
property complexes	260	X	0	X	0
Other payments	270	X	0	X	40
Net cash flow before extraordinary events	**280**	**0**	**298923**	**0**	**47008**
Cash flow from extraordinary events	290	0	0	0	0
Net cash flow from investment activity	**300**	**0**	**298923**	**0**	**47008**
III. Cash flow resulted from financial activity					
Receipt of equity	310	0	X	0	X
Received loans	320	416596	X	139415	X
Other receipts	330	0	X	0	X
Repayment of loans	340	X	419199	X	139291
Paid dividends	350	X	8	X	6153
Other payments	360	X	0	X	0
Net cash flow before extraordinary events	370	0	2611	0	6029
Cash flow from extraordinary events	380	0	0	0	0
Net cash flow from financial activity	390	0	2611	0	6029
Net cash flow for reporting period	400	0	1414	0	3527
Balance of funds as per the beginning of the year	410	6297	X	9862	X
Influence of exchange rate difference on balance of funds	420	331	227	371	409
Balance of funds as per the end of the year	430	4987	X	6297	X

NOTES:

Cash flows include payments in national currency of Ukraine and the foreign currency, including: US dollars, German marks, EURO, Russian roubles.

Non-cash operations of the financial activity: no operations

Non-cash operations of the investment activity: operations on purchase of fixed assets, payments for which have been carried out by way of the debts offsetting for the delivered products.

In compliance with the Regulation (Standard) of accounting 1 "General requirements to the financial reporting" approved by Order of the Ministry of Finance of Ukraine dated March 31, 1999 No. 87, item 11 "in lines of financial report form, which have no figures, put a dash sign". At compiling the financial form "Report on own capital" with the assistance of "AFR-VAT" is requirement is not envisaged. Thus, in lines of financial report form, which have no figures, "0" should be put.

Director ______________________ Esaulov Gennadiy Alexandrovich

(Signature)

Chief Accountant ______________________ Irina Vladimirovna Sokolova

(Signature)

Seal

Attachment 12

File No.82-4814

Addition
to Regulations (standard)
of accounting 4

	CODES		
Data (year, month, day)	2004	01	01
by EDRPOU	05393116		
by KOATUU	1210137200		
by SPODU	6024		
by ZKGNG	12140		
by KVED	27.22.0		
Control sum			

Enterprise:
"Nizhnedneprovsky tube-rolling plant" open joint-stock Company
Territory:
Organ of State control: **Open joint-stock companies established on the base of state enterprises**
Branch (type of activity): **PIPES PRODUCTION**
Form of economic activity: **production of steel pipes**
Unit of measurement: **th.grn.**

REPORT ABOUT OWN CAPITAL THROUGH 2003 year

Form №4 Code by DKUD 1801003

Item	Code	Authorized capital	Share capital	Additional invested capital	Other additional capital	Reserve capital	Undistributed profit	Unpaid capital	Withdrawn capital	Total
1	2	3	4	5	6	7	8	9	10	11
Balance as per the beginning of the year	010	13471	0	37181	477775	19086	336188	0	0	883701
Adjustment: Changing of accounting policy	020	0	0	0	0	0	0	0	0	0
Correction of errors	030	0	0	0	0	0	(11945)	0	0	(11945)
Other changes	040	0	0	0	(534)	0	0	0	0	(534)
Adjusted balance as per the beginning of year	**050**	**13471**	**0**	**37181**	**477241**	**19086**	**324243**	**0**	**0**	**871222**

1	2	3	4	5	6	7	8	9	10	11
Reevaluation of assets: After-evaluation of fixed assets	060	0	0	0	0	0	0	0	0	0
Marking down of fixed assets	070	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
After-evaluation of construction in progress	080	0	0	0	0	0	0	0	0	0
Marking down of construction in progress	090	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
After-evaluation of intangible assets	100	0	0	0	0	0	0	0	0	0
Marking down of intangible assets	110	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
Housing stock wear and tear	120	0	0	0	(1496)	0	0	0	0	(1496)
Net profit (loss) for reporting period	130	0	0	0	0	0	18159	0	0	18159
Profit distribution: Payments to holders (dividends)	140	0	0	0	0	0	0	0	0	0
Transfer of profit to authorized capital	150	0	0	0	0	0	0	0	0	0
Deductions to reserve capital	160	0	0	0	0	0	0	0	0	0
Replenishment of own circulat-ing assets	170	0	0	0	0	0	0	0	0	0
Partners contributions: Con-tributions to capital	180	0	0	0	0	0	0	0	0	0
Repayment of indebtedness on capital	190	0	0	0	0	0	0	0	0	0
	200	0	0	0	0	0	0	0	0	0
Withdrawn of capital: Redemption of shares	210	0	0	0	0	0	0	0	0	0
Reselling of redeemed shares	220	0	0	0	0	0	0	0	0	0
Annulment of redeemed shares	230	0	0	0	0	0	0	0	0	0
Withdrawn of share in capital	240	0	0	0	0	0	0	0	0	0
Decrease in nominal share value	250	0	0	0	0	0	0	0	0	0
Other changes in capital: Un-reimbursed losses writing-off	260	0	0	0	0	0	0	0	0	0
Assets obtained free of charge	270	0	0	0	38	0	0	0	0	38
Withdrawal of housing stock	280	0	0	0	1556	0	0	0	0	1556

1	2	3	4	5	6	7	8	9	10	11
Total changes in capital	290	0	0	0	98	0	18159	0	0	18257
Balance as per the end of the period	300	13471	0	37181	477339	19086	342402	0	0	889470

NOTES:

1. During the accounting period, there were no additional issue of the company's shares.

2. Shares in the structure of the Authorized Capital by types and categories:

2.1 Number of issued shares is equal to 53 885 000 (fifty three million eight hundred eighty five thousand) of fully paid registered shares for the price not less than the par value.

2.2 Nominal value of one share – 0.25 hrivnas

2.3 For accounting period, there were no changes in the number of shares.

2.4. Shareholders of the Company have the right:

- To participate in the Company's management according to the procedure envisaged by the Statute;
- To participate in distribution of the company's profit and to receive its part (dividends). The right to receive part of the profit (dividends) is proportional to the part of each participants of the company who are shareholders of the company at the beginning the annual payments of dividends;
- To receive all information on their accounts status, as well as information on the Company's activity. By request of any shareholder, the Company is obliged to provide him with the annual balance sheet, Company's reports on its activity, minutes of the meetings;
- To leave the Company by fulfilling the procedure established in the Company
- To receive a part of the Company's property value in case of its liquidation in proportion to the nominal of the company's shares belonging to them;
- To sell, present, exchange, mortgage, inherit, issue the will for all or part of the shares belong to them.
- To be entitled to purchase shares of next issues;
- To sigh their shares to trust property (including the right to vote) to any person;
- To perform any other actions that do not contradict the legislation.

2.5. There are no shares which belong to the enterprise, its subsidiaries and associated enterprises.

2.6. Founders of the company are the State represented by the Fund of the State Property of Ukraine and organizations of leasers of the Nizhnedneprovsk tube rolling plant named after Karl Libknecht registered by the Order of the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies dated December 30, 1992 No. 1205-p.

As on January 1, 2004, there are no registered shares of the company owned by the Fund of the State Property of Ukraine; the labour collective owns 3 968 587 (three million nine hundred and sixty eight thousand five hundred and eighty seven) registered shares which make 7.36 of the Authorized Capital.

2.7. As on January 1, 2004, the Executive Board of the Company owns 2 090 733 (two million ninety thousand seven hundred and thirty three) shares.

Owners of the shares the part of which in the Authorized Capital exceeds 5 % are as follows:

- "ALLIED STEE HOLDING B.V.";
- "ROSEN ASSET MANAGEMENT S.A.";
- "BLUMBERG INDUSTRIES LLC";
- Company with limited liability, firm "Kuvera".

3. There are no shares in reserve for subscription according to options and other contracts.

4. Taking into account the fact that there are no preference shares, no dividends have been paid to such shares.

5. There are no dividends, which have been included (or not included) into the structure of obligations, if envisaged, but not formally approved in accounting period.

In compliance with the Regulation (Standard) of accounting 1 "General requirements to the financial reporting" approved by Order of the Ministry of Finance of Ukraine dated March 31, 1999 No. 87, item 11 "in lines of financial report form, which have no figures, put a dash sign". At compiling the financial form "Report on own capital" with the assistance of "AFR-VAT" is requirement is not envisaged. Thus, in lines of financial report form, which have no figures, "0" should be put.

Director ______________________ (Signature) Esaulov Gennadiy Alexandrovich

Chief Accountant ______________________ (Signature) Irina Vladimirovna Sokolova

Seal

Attachment 13

File No.82-4814

Approved by the Order
Of the Ministry of Finance of Ukraine
Dated November 29, 2000 No.302

	CODES		
Data (year, month, day)	2004	1	01
by EDRPOU	05393116		
by KOATUU	1210137200		
by SPODU	6024		
by ZKGNG	12140		
by KVED	27.22.0		
Control sum			

Enterprise:
"Nizhnedneprovsky tube-rolling plant" open joint-stock Company
Territory:
Organ of State control: **Open joint-stock companies established on the base of state enterprises**
Branch (type of activity): **PIPES PRODUCTION**
Form of economic activity: **production of steel pipes**
Number of employees **9892**
Unit of measurement: **th.grn.**

NOTES TO THE ANNUAL FINANCIAL REPORT
2003 year

Form №5 Code by DKUD **1801003**

I. Intangible assets

Groups of intangible assets	Code of line	Balance as per the beginning of the year		Received during a year	Reevaluation (after-valuation+, marking down-)		Withdrawn within year		Charged depreciation per year	Losses from decrease in efficiency per year	Other changes for the year		Balance as per the end of the year	
		Initial (reevaluated value)	Wear and tear		Initial (reevaluated value)	Wear and tear	Initial (reevaluated value)	Wear and tear			Initial (reevaluated value)	Wear and tear	Initial (reevaluated value)	Wear and tear
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Rights to use natural resources	010	0	0	0	0	0	0	0	0	0	0	0	0	0
Rights of property use	020	25	0	0	0	0	0	0	0	0	0	0	25	0
Rights of trademarks and services	030	0	0	0	0	0	0	0	0	0	0	0	0	0
Rights of objects of industrial property	040	0	0	0	0	0	0	0	0	0	0	0	0	0

1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Author's and related rights	050	0	0	0	0	0	0	0	0	0	0	0	0	0
Goodwill	060	0	0	0	0	0	0	0	0	0	0	0	0	0
Other intangible assets	070	253	223	55	0	0	0	0	6	0	0	0	308	229
Total	080	278	223	55	0	0	0	0	8	0	0	0	333	231

Of line 080 column 14	value of intangible assets for which limitation of ownership exists	(081)	0
	value of intangible assets pledged	(082)	0
	value of intangible assets formed by the enterprise	(083)	0
Of line 080 column 5	value of intangible assets received on account of target allocations	(084)	0

II. Fixed assets

Groups of fixed assets	Code of line	Balance at the beginning of year		Recei-ved within year	Reevaluation (after-valuation +, marking down-)		Withdrawn within year		Charged deprecia-tion per year	Losses from decrease in effi-ciency per year	Other changes for the year		Balance at end of year		Including			
		Initial (reesti-mated) value	Wear and tear		Initial (reeva-luated) value	Wear and tear	Initial (reeva-luated) value	Wear and tear			Initial (reeva-luated) value	Wear and tear	Initial (reeva-luated) value	Wear and tear	Received by finan-cial leasing	Granted on operative lease	Initial (reeva-luated) value	Wear and tear
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Land lots	100	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Capital expenses on land improvement	110	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Buildings and structures	120	481820	248998	3109	0	0	16	16	11451	0	0	0	484913	260433	0	0	3812	1483
Machines and equipment	130	591665	438106	49435	0	0	1020	782	23328	0	0	0	640080	460652	0	0	2215	1574
Vehicles	140	21911	15516	9	0	0	2039	1729	1126	0	0	0	19881	14913	0	0	247	212
Tools, devices, stock (furniture)	150	16384	7813	413	0	0	78	67	1350	0	0	0	16719	9096	0	0	0	0
Working and productive cattle	160	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Trees	170	654	269	0	0	0	0	0	54	0	0	0	654	323	0	0		
Other fix assets	180	33464	15639	576	0	0	947	657	2112	0	0	0	33093	7094	0	0	5	2
Library funds	190	11	0	0	0	0	6	0	0	0	0	0	5	0	0	0	0	0

1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Low-cost noncurrent material assets	200	344	105	301	0	0	8	3	155	0	0	0	637	257	0	0	0	0
Temporary (non-title) structures	210	0	0	0	0	0		0	0	0	0	0	0	0	0	0	0	0
Natural resources	220	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Inventory containers	230	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Items to let	240	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other non-current material assets	250	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total	260	1146253	726446	53843	0	0	4114	3254	39576	0	0	0	1195982	762768	0	0	6279	3271

From line 260 column 14	cost of fix assets concerning which there are limitations of the property right stipulated by the current legislation	(261)	0
	cost of fix assets in lien	(262)	119604
	residual cost of fix assets, which are temporarily not used (preservation, reconstruction, etc.)	(263)	0
	residual cost of the fix assets withdrawn from operation for sale	(264)	0
	initial (re-assessed) cost of fully amortized fix assets	(265)	9631
From line 260 column 5	cost of fix assets bought at the expense of target financing	(266)	7280
Cost of fix assets, which were taken in the operational lease		(267)	64
From line 260 column 15	fixed assets in respect to which there are certain limit to property rights	(268)	0

III. Capital investments

Name of the index	Code of line	For the year	As per the end of the year
1	2	3	4
Capital construction	280	2491	1500
Purchase (manufacturing) of fix assets	290	29991	20057
Purchase (manufacturing) of other non-current material	300	0	0
Purchase (creation) of intangible assets	310	0	0
Formation of the main herd	320	0	0
Other	330	0	0
Total	**340**	**32482**	**21557**

IV. Financial investments

Description of the item	Line code	For the year	By the end of the year	
			Long-term	Current
1	2	3	4	5
A. Financial investments by the method of capital participation in:				
Associated enterprises	350	215215	257142	0
Affiliated enterprises	360	0	0	0
Joint Ventures	370	0	0	0
B. Other financial investments into:		0	0	0
Parts and shares of the Authorized capital of other enterprises	380	0	0	0
Shares	390	0	0	0
Bonds	400	0	0	0
Other	410	50000	70720	0
Total (section A + section B)	**420**	**265215**	**327862**	0

From line 045 column 4 of the Balance sheet	Other long-term financial investments are given		
	by the cost price	(421)	70720
	by the fair cost	(422)	0
	by the amortized cost price	(423)	0
From line 220 column 4 of the Balance sheet	Current financial investments are given:		
	by the cost price	(424)	0
	by the fair cost	(425)	0
	by the amortized cost price	(426)	0

V. Income and expenses

Description of the item	Line code	Income	Expenses
1	2	3	4
A. Other operational income and expenses			
Operational lease of assets	**440**	547	0
Operational exchange difference	**450**	6076	1779
Sale of other current assets	**460**	16035	13411
Fines, penalty and forfeit	**470**	15	229
Maintenance of objects of housing-and-municipal and welfare purpose	**480**	0	2493
Other operational income and expenses	**490**	60047	67922
Including: doubtful debts	**491**	X	0
Non-productive costs and expenses	**492**	X	0
B. Income and expenses from capital participation in investments in:			
Associated enterprises	**500**	0	0
Affiliated enterprises	**510**	0	0
Joint Ventures	**520**	0	0
C. Other financial income and expenses			
Dividends	**530**	0	X
Interests	**540**	X	2670
Financial leasing of assets	**550**	21	0
Other financial income and expenses	**560**	860	0
D. Other income and expenses			
Sale of financial investments	**570**	0	0
Sale of non-current assets	**580**	0	604
Sale of property complexes	**590**	0	0
Non-operational exchange difference	**600**	0	0
Free received assets	**610**	26	X
Writing off of non-current assets	**620**	X	432
Other income and expenses	**630**	3151	2458

Goods exchange (barter) operations with products (goods, work, services) (631) 0

Part of the income from sale of products (goods, work, services) by goods exchange (barter) contracts with the connected parties (632) 0 %

VI. Money resources

Description of the item	Line code	By the end of the year
1	2	3
Cash	640	48
Current account of the bank	650	428
Other accounts in the bank (letters of credit, cheque-	660	102
Money resources	670	55
Equivalents of money resources	680	4354
Total	690	4987

From line 070 column 4 of the Balances Sheet Money resources the use which is limited (691) 0

VII. Funds

Kinds of funds	Line code	Balance of funds at the beginning of the year	Increase in funds		Amount of fund used during the year	Unused amount of the fund reserved from the current year	Amount of the expected use of expenses by the other party that was calculated during assessment of the fund	Balance of the fund by the end of the year
			Creation of the fund	Additional deductions				
1	2	3	4	5	6	7	8	9
Funds for employees' vacation payments	710	1467	4264	0	0	0	0	5731
Funds of the future expenses on additional funding of pensions	720	0	0	0	0	0	0	0
Funds of the future expenses on guarantee obligations	730	0	0	0	0	0	0	0
Funds of the future expenses on re-structuring	740	0	0	0	0	0	0	0
Funds of the future expenses on obligations related to burdening contracts	750	0	0	0	0	0	0	0

1	2	3	4	5	6	7	8	9
Long-service bonus	760	6534	5337	0	6534	0	0	5337
Medical security fund	770	0	0	0	0	0	0	0
Reserve of doubtful debts	775	0	0	0	0	0	0	0
Total	**780**	8001	9601	0	6534	0	0	11068

VIII. Stocks

Description of the item	Line code	Balance cost by the end of the year	Re-assessment for the year	
			Increase in sale net cost *	Discount
1	**2**	**3**	**4**	**5**
Raw materials and materials	**800**	73372	0	640
Purchasing of semi-finished items and completing items	**810**	0	0	0
Fuel	**820**	3492	0	0
Containers and tare materials	**830**	1880	0	0
Building materials	**840**	0	0	0
Spare parts	**850**	26072	0	59
Materials for agricultural purposes	**860**	0	0	0
Cattle breeding	**870**	0	0	0
Low-value and replaceable objects	**880**	24300	0	0
Incomplete construction	**890**	49036	0	0
Finish products	**900**	32938	0	0
Goods	**910**	4807	0	328
Total	**920**	215897	0	1027

* determined according to item 28 of Provisions (Standard) on book keeping 9 "Stocks".

From line 920 column 3 Book value of stocks:		
Shown by the sale net cost	(921)	0
Transferred to processing	(922)	0
Made out in lien	(923)	0
Transferred to commission	(924)	0
Assets for responsible trust - account 02	(925)	0

IX. Accounts receivable

Name of the index	Code of line	Total, as per the end of the year	Incl. Terms of non-repayment		
			Up to 3 months	From 3 till 6 months	From 6 till 12 months
1	2	3	4	5	6
Account receivables for goods, work and services	**940**	258245	256880	276	238
Other current account receivables	**950**	3037	1030	329	354

Written off for the accounting year as hopeless account receivables	(951)	1182
From lines 940 and 950 column 3 account receivable with related to parties	(952)	245901

X. Shortage and losses from values damage

Name of the index	Code of line	Amount
1	2	3
Revealed (written off) shortages and losses	**960**	0
Recognized as debt of persons in fault in the reporting period	**970**	0
Amount of shortage and losses by which final decision towards persons in fault has not been made at the end of the year (off0balance account 072)	**980**	0

XI. Construction contracts

Description of the item	Line code	Amount
1	2	3
Income received under construction contracts for the accounting period	**1110**	0
Indebtedness by the end of the year	**1120**	0
Clients' debts	**1130**	0
Debts to clients	**1140**	0
Amount of delayed receipts by the end of the year	**1150**	0
Cost of works performed by the subcontractors under the construction contracts there is be implemented	**1160**	0

XII. Profit tax

Description of the item	Line code	Amount
1	2	3
Current profit tax	1210	15016
Delayed tax assets: at the beginning of the year	1220	31568
by the end of the year	1225	31998
Delayed tax liabilities: at the beginning of the year	1230	0
by the end of the year	1235	0
Included into the Report on financial activity – total	1240	15016
Including: current profit tax	1241	15016
Reduction (increase) of delayed tax assets	1242	0
Reduction (increase) of delayed tax liabilities	1243	0
Shown as part of own capital – total	1250	0
Including: current profit tax	1251	0
Reduction (increase) of delayed tax assets	1252	0
Reduction (increase) of delayed tax liabilities	1253	0

XIII. Use of depreciation deductions

Description of the item	Line code	Amount
1	2	3
Calculated for the accounting period	1300	39584
Used for the year – total	1310	0
Including: for construction of buildings	1311	0
Purchase (manufacture) and disposal of fixed assets	1312	0
Including machines and equipment	1313	0
Purchase (manufacture) of intangible assets	1314	0
Redemption of loans used for capital investments	1315	0
	1316	0
	1317	0

Director	____________________ (Signature)	Esaulov Gennadiy Alexandrovich
Chief Accountant	____________________ (Signature)	Irina Vladimirovna Sokolova

Seal

Attachment 14

RECEIVED

2004 NOV -5 A 11: 12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No.82-4814

PUBLISHED:

"Uriadovi Kurier" Newspaper, dated 02.10.2004 No.

"Golos Ukrainy" Newspaper, dated 05.10.2004 No.

"Bulletin. Tsinni Papery Ukrainy" Newspaper , dated 04.10.2004, No.

Legal entity that is engaged in professional depository business of shareholders registration which render auditing services to the issuer

Item	Company with limited liability "Alfa-Invest"
Legal status	Company with limited liability
Code according to USREOU	24995460
Code of the territory according to KOATUU	1210136600
Territory (region)	Dnepropetrovsk
District	Babushkinsky
Mail address code	49600
City (town)	Dnepropetrovsk
Street, building	Office 96, 17, Lenin Street
Country phone code and phone number	(0562) 36-13-54
Fax	(0562) 36-13-54
E-mail	ALFA@kdb.dp.ua
WWW-address	No WEB-site in Internet
License (permit) number for this kind of activity	AA No. 770057
License (permit) date of issue	March 26, 2004
State bode that issued the License	State Commission of Securities and Stock Market

File No.82-4814

"Economics plus" Newspaper, dated 06.07.2004 No.49

DEAR SHAREHOLDERS,

Open Joint Stock Company "Nizhnedneprovsky Tube Rolling Plant" does hereby inform about the convocation of the extraordinary general meeting of shareholders which will take place on August 27, 2004 at 12-00 o'clock in Palace of Culture "Metalurg", in address: Dnipropetrovs'k, Kosiora St., 27.

AGENDA:

1. About the increase of authorized capital of OJSC "NTZ" by means of additional (third) issue of the shares of OJSC "NTZ".

Additional information concerning the increase of authorized capital:

Reason – to attract additional funds for implementation of investment programs, support of the fixed assets in operable condition, as well as replenishment of floating assets of the Company.

Method – the increase of the authorized capital of the Company will be carried out by means of additional (third) issue of the shares of OJSC "NTZ" having the corresponding nominal value.

Minimal amount of increase of the Company's authorized capital – 25 000 000 UAH.

Number of shares to be additionally issued – 100 000 000 of ordinary nominal shares with nominal value of 0.25 UAH and total nominal value of 25 000 000 UAH will be issued.

Rights of shareholders concerning the additional shares issue – the shareholders have priority right for purchasing of additionally issued shares in accordance with Ukrainian laws in force.

Draft amendments to the Company's By-Law:

Clauses 5.1., 5.2. shall be stated as follows:

"5.1. Authorized capital of the Company comprises 38 471 250 UAH."

"5.2. Authorized capital of the Company is divided on 153 885 000 ordinary nominal shares with nominal value of 0.25 UAH each".

Subscription starting date - October 20, 2004

Subscription termination date - November 10, 2004.

The losses in connection with increase of authorized capital of OJSC "NTZ" are not anticipated.

The registration of participants of General Meeting of Shareholders of OJSC "NTZ" will take place at meeting site on 27.08.2004 from 9-40 till 11-40.

In order to take part in shareholders' meeting, one should have with him/her:

- shareholders – identification document;
- shareholder's representatives – power of attorney executed in accordance with laws in force, or other document which could confirm representative's powers and authorities, and the document identifying his/her personality.

The shareholders can familiarize themselves with materials related to agenda in address: Dnipropetrovs'k, Kosiora St., 27 in accordance with Ukrainian laws in force.

Additional information can be obtained by phones:
(0562) 35-83-47, 34-94-66

The Board of OJSC "NTZ"

"Dnepr Vecherniy" Newspaper, dated 03.07.2004 No.98

DEAR SHAREHOLDERS,

Open Joint Stock Company "Nizhnedneprovsky Tube Rolling Plant" does hereby inform about the convocation of the extraordinary general meeting of shareholders which will take place on August 27, 2004 at 12-00 o'clock in Palace of Culture "Metalurg", in address: Dnipropetrovs'k, Kosiora St., 27.

AGENDA:

2. About the increase of authorized capital of OJSC "NTZ" by means of additional (third) issue of the shares of OJSC "NTZ".

Additional information concerning the increase of authorized capital:

Reason – to attract additional funds for implementation of investment programs, support of the fixed assets in operable condition, as well as replenishment of floating assets of the Company.

Method – the increase of the authorized capital of the Company will be carried out by means of additional (third) issue of the shares of OJSC "NTZ" having the corresponding nominal value.

Minimal amount of increase of the Company's authorized capital – 25 000 000 UAH.

Number of shares to be additionally issued – 100 000 000 of ordinary nominal shares with nominal value of 0.25 UAH and total nominal value of 25 000 000 UAH will be issued.

Rights of shareholders concerning the additional shares issue – the shareholders have priority right for purchasing of additionally issued shares in accordance with Ukrainian laws in force.

Draft amendments to the Company's By-Law:

Clauses 5.1., 5.2. shall be stated as follows:

"5.1. Authorized capital of the Company comprises 38 471 250 UAH."

"5.2. Authorized capital of the Company is divided on 153 885 000 ordinary nominal shares with nominal value of 0.25 UAH each".

Subscription starting date - October 20, 2004

Subscription termination date - November 10, 2004.

The losses in connection with increase of authorized capital of OJSC "NTZ" are not anticipated.

The registration of participants of General Meeting of Shareholders of OJSC "NTZ" will take place at meeting site on 27.08.2004 from 9-40 till 11-40.

In order to take part in shareholders' meeting, one should have with him/her:

- shareholders – identification document;
- shareholder's representatives – power of attorney executed in accordance with laws in force, or other document which could confirm representative's powers and authorities, and the document identifying his/her personality.

The shareholders can familiarize themselves with materials related to agenda in address: Dnipropetrovs'k, Kosiora St., 27 in accordance with Ukrainian laws in force.

Additional information can be obtained by phones:
(0562) 35-83-47, 34-94-66

The Board of OJSC "NTZ"

"Pridneprovsky metalwoker" Newspaper, dated 02.07.2004 No.23

DEAR SHAREHOLDERS,

Open Joint Stock Company "Nizhnedneprovsky Tube Rolling Plant" does hereby inform about the convocation of the extraordinary general meeting of shareholders which will take place on August 27, 2004 at 12-00 o'clock in Palace of Culture "Metalurg", in address: Dnipropetrovs'k, Kosiora St., 27.

AGENDA:

3. About the increase of authorized capital of OJSC "NTZ" by means of additional (third) issue of the shares of OJSC "NTZ".

Additional information concerning the increase of authorized capital:

Reason – to attract additional funds for implementation of investment programs, support of the fixed assets in operable condition, as well as replenishment of floating assets of the Company.

Method – the increase of the authorized capital of the Company will be carried out by means of additional (third) issue of the shares of OJSC "NTZ" having the corresponding nominal value.

Minimal amount of increase of the Company's authorized capital – 25 000 000 UAH.

Number of shares to be additionally issued – 100 000 000 of ordinary nominal shares with nominal value of 0.25 UAH and total nominal value of 25 000 000 UAH will be issued.

Rights of shareholders concerning the additional shares issue – the shareholders have priority right for purchasing of additionally issued shares in accordance with Ukrainian laws in force.

Draft amendments to the Company's By-Law:

Clauses 5.1., 5.2. shall be stated as follows:

"5.1. Authorized capital of the Company comprises 38 471 250 UAH."

"5.2. Authorized capital of the Company is divided on 153 885 000 ordinary nominal shares with nominal value of 0.25 UAH each".

Subscription starting date - October 20, 2004

Subscription termination date - November 10, 2004.

The losses in connection with increase of authorized capital of OJSC "NTZ" are not anticipated.

The registration of participants of General Meeting of Shareholders of OJSC "NTZ" will take place at meeting site on 27.08.2004 from 9-40 till 11-40.

In order to take part in shareholders' meeting, one should have with him/her:

- shareholders – identification document;
- shareholder's representatives – power of attorney executed in accordance with laws in force, or other document which could confirm representative's powers and authorities, and the document identifying his/her personality.

The shareholders can familiarize themselves with materials related to agenda in address: Dnipropetrovs'k, Kosiora St., 27 in accordance with Ukrainian laws in force.

Additional information can be obtained by phones:
(0562) 35-83-47, 34-94-66

The Board of OJSC "NTZ"

File No.82-4814

"Bulletin. Tsinni Papery Ukrainy" Newspaper , dated 03.09.2004, No. 201-202

Information concerning taking resolution about issue of securities, exceeding 50 % of Authorized Capital Stock or amount of fixed and circulating assets of the issuer

Date of taking resolution about issue of securities	Date of event	Security type	Amount of issue (UAH)	Issue form	Issue and circulation conditions	Percentage to authorized capital (%)	From value of fixed and circulating assets at the beginning of financial year (%)
27.08.2004	27.08.2004	Ordinary nominal shares	300 000 000	Documentary	Company carries out open subscription for shares	2 226,965	21,919

Remarks:

All shareholders of the Company have equal preferential rights to purchase the shares issued additionally, in quantity proportional to their share in authorized capital stock by date of taking resolution about shares issue.

The subscription to the shares of additional issue are carried out in two stages:

- at the first stage the preferential right of shareholders for shares purchase issued additionally is realized, in quantity proportional to their share in authorized capital stock by date of taking resolution about shares issue.
- at the second stage the right of other investors to purchase shares issued additionally, and the right of existing shareholders in quantity exceeding the shares number on which the shareholder had exercised his/her preferential right, are realized. In this case, at the second stage the preferential right for shares purchase issued additionally is exercised by Company's shareholders.

The shares of additional (third) issue shall circulate in accordance with Ukrainian laws in force.

The resolution about the additional (third) issue of the shares has been approved by extraordinary general meetings of the Company, minutes No. 3 dd. August 27, 2004.

MINUTES No. 3
of Extraordinary Shareholders' Meeting
# of Open Joint Stock Company "Niznedneprovsky tube-rolling plant"

city of Dnipropetrovs'k August 27, 2004

The Chairman of Organizational Committee on preparation of Extraordinary Shareholders' Meeting (further – Chairman of Organizational Committee) Nakhod Aleksanrd Ivanovych greets all the Shareholders and there representatives having gathered in the hall.

The Chairman of Organizational Committee announces that registration of all the Shareholders and there representatives having arrived to the Meeting has been carried out by Register of the Company – Limited Liability Company "Alpha – Invest".

The floor to read out the Minutes on the results of registration of Shareholders having arrived to the Meeting is given Zorenko Eugeniya Ivanovna – representative of the Registrar.

In accordance with By-Law of Open Joint Stock Company "Niznedneprovsky tube-rolling plant" total number of votes is 53 885 000.

66 persons having the franchise (the Shareholders and their representative) are registered to participate in Extraordinary Shareholders' Meeting; they present 43 089 255 votes, and this makes 79.97 per cent of the total number of votes.

In accordance with Article 41 of Law of Ukraine "On Economic Companies" the control of registration of Shareholders having arrived to take part in Extraordinary Shareholders' Meeting was carried out by Shareholders' representatives – "ABiKO" Ltd. and Company "Kuvera" Ltd.

- Kryat Valentina Markovna;
- Sergeeva Tatyana Viktorovna.

Kryat V.M. has announced the Minutes of carrying out the control of registration of Shareholders to participate in Extraordinary Shareholders' Meeting.

In accordance with Law of Ukraine "On Economic Companies" the Meeting is law competent.

The Chairman of Organizational Committee informs the Shareholders present of the fact that **The Meeting is announced to be open**

On proposal of the Chairman of Organizational Committee the staff of members of Accounts Commission is put for discussion. The following persons are proposed to be elected to the staff of Accounts Commission:

N.V. Antonova, V.Ya. Bezbakh, I.V. Garashchuk, A.V. Gorbulin, S.V. Gubarenko, T.V. Dragan, O.V. Zhuk, E.I. Zorenko, O.A. Ivashova, M.E. Krasnikov, O.V. Kucherenko, E.V. Lysenko, V.P. Marchenko, A.O. Molotkova, N.V. Onishchenko, N.Yu. Pet'ko, N.A. Pisanenko, S.M. Rudchyk, T.V. Savitskaya, V.A. Semeynova, G.V. Sklyar, R.A. Sosyk, I.V. Spiridonov, L.G. Staroverova, M.I. Chernookaya, A.N. Checel'nitskyy, T.N. Yankovaskaya, O.V. Yashnaya.

The Chairman of Organizational Committee informs of the fact that the Registrar counts the votes of persons participating in the poll on questions put to accept for consideration by Extraordinary Shareholders' Meeting until election the Accounts Commission. It is proposed to put to the vote the question on approval the staff of Accounts Commission having been suggested and to vote by the list. There were no any other proposals as to procedure of voting. It is proposed that the Registrar has started his work on counting of votes in question of approval the staff of Accounts Commission having been suggested.

The voting is carried out.

The floor to announce the results of voting is given Zorenko Eugeniya Ivanovna – representative of the Registrar.

HAVE DECIDED:

To approve the staff of Accounts Commission having been suggested including:

N.V. Antonova, V.Ya. Bezbakh, I.V. Garashchuk, A.V. Gorbulin, S.V. Gubarenko, T.V. Dragan, O.V. Zhuk, E.I. Zorenko, O.A. Ivashova, M.E. Krasnikov, O.V. Kucherenko, E.V. Lysenko, V.P. Marchenko, A.O. Molotkova, N.V. Onishchenko, N.Yu. Pet'ko, N.A. Pisanenko, S.M. Rudchyk, T.V. Savitskaya, V.A. Semeynova, G.V. Sklyar, R.A. Sosyk, I.V. Spiridonov, L.G. Staroverova, M.I. Chernookaya, A.N. Checel'nitskyy, T.N. Yankovaskaya, O.V. Yashnaya.

The results of voting in accordance with Minutes of Registrar's work on poll:

"For"	- 43 056 255	of votes making	99.923	per cent
"Against"	- no			
"Abstained from voting"	- no			
"don't participate in the voting"	- 33 000	of votes making	0. 077	per cent

The decision is taken by the majority of vote.

To announce the Minutes No. 1 of Sitting of Accounts Commission of Extraordinary Shareholders' Meeting OJSC "NTZ" of the 27-th of August, 2004 the floor is given to a member of Accounts Commission M.E. Krasnikov

M.E. Krasnikov: In accordance with the Minutes No. 1 of Sitting of Accounts Commission of Extraordinary Shareholders' Meeting OJSC "NTZ" of the 27-th of August, 2004.

Have been decided:

To elect Krasnikov Maxim Eduardovych to the post of Chairman of Accounts Commission.

To elect Garashchuk Igor' Ivanovych to the post of Secretary of Accounts Commission.

The Chairman of Organizational Committee suggests the Accounts Commission having been elected to start its work on counting of votes when poll on the following questions submitted for consideration of Extraordinary Shareholders' Meeting.

The Chairman of Organizational Committee suggests electing Soyatov Vladymyr Sergeevych to the post the Chairman of Extraordinary Shareholders' Meeting.

Have been decided:

To elect Soyatov Vladymyr Sergeevych to the post of Chairman of Meeting.

The results of voting in accordance with Minutes No. 2 of sitting of Accounts Commission:

"For"	- 43 056 255	of votes making	99.923	per cent
"Against"	- no			
"Abstained from voting"	- no			
"don't participate in the voting"	- 33 000	of votes making	0. 077	per cent

The decision is taken by the majority of vote.

V.S. Soyatov has started to discharge obligations of Chairman of Meeting.

The question on election the Secretary of Meeting and Secretariat is put to the vote by suggestion of Chairman of Meeting – V.S. Soyatov. The Chairman of Meeting V.S. Soyatov suggests electing to the post of Secretary of Meeting V.D. Tertychko and electing of Secretariat in the staff suggested by Organizational Committee: L.G. Bondarenko, M.V. Karpenko,

L.B. Khomenko, and I.E. Miroshnichenko. There weren't received any other proposals as to the candidatures of Secretary of Meeting and Secretariat. The question is put to the vote. It is suggested that Accounts Commission should carry out the poll.

Have decided:

To elect V.D. Tertychko to the post of Secretary of Meeting and Secretariat in the suggested staff: L.G. Bondarenko, M.V. Karpenko, L.B. Khomenko, and I.E. Miroshnichenko.

The results of voting in accordance with Minutes No. 3 of sitting of Accounts Commission:

"For"	- 43 056 255	of votes making	99.923	per cent
"Against"	- no			
"Abstained from voting"	- no			
"don't participate in the voting"	- 33 000	of votes making	0. 077	per cent

The decision is taken by the majority of vote.

The staff of Drafting Committee proposed by Organizational Committee including Shareholder L.P. Skosaryova, V.B Parusnikova – representative of Shareholder Blumberg Industries LLC, and M.V. Pochekai representative of Shareholder Limited Liability Company "ABiKO" is put to the approval by suggestion of Chairman of Meeting.

There were received no any other proposals as to candidatures of Drafting Committee.

The question is put to the vote. It is suggested that Accounts Commission should carry out the poll.

The results of voting in accordance with Minutes No. 4 of sitting of Accounts Commission:

"For"	- 43 056 255	of votes making	99.923	per cent
"Against"	- no			
"Abstained from voting"	- no			
"don't participate in the voting"	- 33 000	of votes making	0. 077	per cent

The decision is taken by the majority of vote.

The Chairman of Meeting has proposed the following agenda of holding Extraordinary Shareholders' Meeting:

1. On increasing of Authorized Capital Stock of OJSC "Niznedneprovsky tube-rolling plant" (speaker: Krykun Gennadiy Tarasovych) – up to 15 minutes.

For the readers of supplementary report – Yesaulov Gennadiy Aleksandrovych, Pol's'kyy Georgiy Nickolayevych and Nakhod Aleksandr Ivanovych (when necessity) - up to 5 minutes.

Speeches in discussion – up to 3 minutes.

To hold the Meeting without a break.

To carry out no video shootings and sound recording in the hall.

The questions and proposals to the speaker submit to Secretariat in written.

There were received no any other suggestions on holding Extraordinary Shareholders' Meeting.

The proposal put forward by the Chairman of Meeting on agenda of holding Extraordinary Shareholders' Meeting is put to the vote. It is suggested that Accounts Commission should carry out the poll.

Have decided:

To approve suggested agenda of holding Extraordinary Shareholders' Meeting of OJSC "NTZ".

The results of voting in accordance with Minutes No. 5 of sitting of Accounts Commission:

"For"	- 43 051 907	of votes making	99.913	per cent
"Against"	- no			
"Abstained from voting"	- 4 348	of votes making	0.010	per cent
"don't participate in the voting"	- 33 000	of votes making	0. 077	per cent

The decision is taken by the majority of vote.

I. On the question of agenda

HAVE LISTENED:

The report made by G.T. Krykun on increasing of Authorized Capital Stock of OJSC "NTZ" by way of additional (the third) issue of shares of OJSC "NTZ".

The report is appended.

No suggestions were received by Secretariat on examined question of agenda. The Chairman of Meeting has suggested the draft decision on the question of agenda having been listened to. There were received no any other suggestions. The draft decision was put to the vote. It is suggested that Accounts Commission should carry out the poll.

HAVE DECIDED:

1. To increase the amount of Authorized Capital Stock of OJSC "NTZ" by way of additional (the third) issue of shares of OJSC "NTZ".
2. To approve the decision on additional (the third) issue of shares of OJSC "NTZ".
3. To charge the Board of the Company with the following:
   - to prepare data on additional (the third) issue of shares of OJSC "NTZ" and submit it to be registered in accordance of Legislation of Ukraine in force;
   - having registered the data on additional (the third) issue of shares of OJSC "NTZ" to publish these data in accordance of Legislation of Ukraine in force;
   - to take measures as to organization of carrying out the subscription for shares of OJSC "NTZ".
4. To charge the Supervisory Board of the Company with the following:
   - to form the Organizational Committee to carry out the subscription for shares and determine the procedure of its work;
   - in case of necessity make decisions on questions connected with subscription for the shares non-regulated by this decision.

The results of voting in accordance with Minutes No. 6 of sitting of Accounts Commission:

"For"	- 38 028 178	of votes making	88.254	per cent
"Against"	- 561 077	of votes making	1.302	per cent
"Abstained from voting"	- 4 467 000	of votes making	10.367	per cent
"don't participate in the voting"	- 33 000	of votes making	0. 077	per cent

The decision is taken by the majority of vote.

The Chairman of Meeting V.S. Soyatov announces that the agenda is concluded.

Extraordinary Shareholders' Meeting of Open Joint Stock Company "Nizhnedneprovsky tube-rolling plant" **<u>is announced to be closed.</u>**

Chairman of Shareholders' Meeting (signature) V.S. Soyatov

Secretary of Shareholders' Meeting (signature) V.D. Tertychko

Seal:

Attachment 18

File No.82-4814

Approved by Extraordinary Shareholders' Meeting
OJSC "Nizhnedneprovsky tube-rolling plant"

Minutes No. 3 of the 27-th of August, 2004

MINUTES OF DECISION
on additional (the third one) share issue of Open Joint Stock Company "Niznedneprovsky tube-rolling plant"

city of Dnipropetrovs'k — August 27, 2004

PRESENT: In accordance with Minutes of Registration of Participants of Extraordinary Shareholders' Meeting of the Company of the 27-th of August, 2004 to participate in Extraordinary Shareholders' Meeting 66 persons are registered to exercise their franchise (Shareholders and their representatives) having 43 089 255 votes, this making 79.97 per cent from total number of votes in accordance with the Company's By-Law.

Chairman of Meeting: Soyatov Volodymyr Sergiyovych

Secretary of Meeting: Tertychko Viktor Dmytrovych

HAVE LISTENED: On increasing of Authorized Capital Stock of OJSC "NTZ" by dint of additional (the third one) share issue of OJSC "NTZ".

Speaker: Krykun Gennadiy Tarasovych

HAVE DECIDED:

Description of Issuer:

1. Open Joint Stock Company "Niznedneprovsky tube-rolling plant" with its seat being: 21 Stoletova St, city of Dnipropetrovs'k, 49081, Ukraine.

Open Joint Stock Company "Niznedneprovsky tube-rolling plant" is registered by Executive Committee of Dnipropetrovs'k City Soviet of People's Deputies on the 28-th of December, 1994 under registration No. 10059-AT, Certificate on State Registration (re-registration) of subject of business activity No. 05393116.

2. The main purpose of the Company's activities is organization of efficacy economic activity to get profit.

The subject of Company's activity is:

- production and sale of steel, metal tubes, solid wheels, ring goods and wheel treads, other industrial production on terms of goods made on commission including;
- production and sale of consumer goods;
- carrying out the scientific researches and scientific and technical elaborations and their appliance in the industry;
- elaboration, manufacturing, assembly, repairs, balancing and Commissioning and maintenance of non-standardized equipment;
- production, maintenance and sale of software;
- execution of design work and effort as well as exploratory, engineering developments and calculating works in different fields;
- output of agricultural products;
- trade and purchasing, sales and exchange activities;
- commission business, consignment services, services of storage;
- power supply and transmission of electricity, thermal energy and natural gas;
- processing of waste and secondary raw materials;

- rendering of different services to the population and enterprises, housing, medical, consulting, expert and legal ones including;
- medical activity, rendering of paid medical services;
- wholesale and retail trade in medical supplies;
- execution of wholesale and retail trade;
- rendering of different personal services to the population;
- conducting of preparation, retraining and raising the level of workers' and specialists' skill;
- execution of inland and international conveyance of passengers and freight by motor, railway and other means of transport rendering of forwarding services;
- collection of hard waste containing precious metals and stones and their scrap;
- rendering of services on security of property, security of the Company's ownership and execution of admission procedure by Departmental Guards armed with rifled gun of Army Standards;
- production, wholesale and retail sale of ready-mixed concretes, mortars, ferroconcrete items and structural units;
- production and sale of facilities of man-to-man defense;
- pre-school training;
- collection, stocking-up, processing, transportation and sale of iron-and-steel and non-ferrous scrap and waste;
- engineering survey, design work, engineering work in the construction;
- rendering of services in the field of technical and technological appraisal, measurement assurance, product inspection and manufacturing methods for foreign organizations and enterprises;
- purchasing, import, storage and supply of precursors with the view of their usage in production;
- rendering of paid services on studying at different courses and in the circles;
- cultural and educative activity, rendering of paid services on carrying out cultural and public arrangements;
- athletic-sanitary and sports activity; organization and conducting of athletic studies for professionals and sports amateurs; activity on training of sportsmen and their preparation for contests recognized in Ukraine.

The Company carries out the kinds of activity requiring the licensing or special permit only after obtaining the licenses or special permits for these kinds of activity.

3. Amount of Authorized Capital Stock of OJSC "Niznedneprovsky tube-rolling plant" makes 13 471 250 (thirteen million four hundred and seventy one thousand two hundred and fifty) UAH.

4. The persons mentioned below are the officials of the Company:

- Yesaulov Gennadiy Oleksandrovych – Chairman of the Board – Director General;
- Pol's'kyy Georgiy Mykolayovych – Deputy of Chairman of the Board;
- Sokolova Iryna Volodymyrivna – a member of the Board, Accountant General;
- Nakhod Oleksandr Ivanovych – a member of the Board;
- Kozlovs'kyy Al'fred Ivanovych – a member of the Board;
- Gorb Yevgen Vasylyovych – a member of the Board;
- Derets' Oleg Georgiyovych – a member of the Board;
- Nechayev Viktor Ivanovych – a member of the Board;
- Besednov Sergiy Viktorovych – a member of the Board;
- Akhremenko Vitaliy Oleksiyovych – a member of the Board;
- Kyrychko Oleksandr Ivanovych – Chairman of Supervisory Board;
- Bondarenko Lyudmyla Grygorivna – Deputy of Chairman of Supervisory Board;
- Parusnykova Viktoriya Borysivna – a member of Supervisory Board;
- Troyan Ol'ga Sergiyivna - a member of Supervisory Board;
- Krykun Gennadiy Tarasovych - a member of Supervisory Board;
- Vraneshych Oleksandr Oleksandrovych - a member of Supervisory Board;
- Korotkov Andriy Mykolayovych - a member of Supervisory Board;
- Melykidze Oleksiy Oleksandrovych – Head of Auditing Commission

5. Control of activity of OJSC "Niznedneprovsky tube-rolling plant" is exercised by Auditing Firm Company "Insider – Centre" Certificate of entering into the Register of subjects of auditing activity No. 2459 dated January 26, 2001. The Certificate is issued by decision No. 98 of Auditing Chamber of Ukraine of the 26-th of January, 2001 being in force till the 26-th of January, 2006.

Address: 29-A Naberezhna V.I. Lenina St, city of Dnipropetrovs'k 49600

Telephone/fax: (056) 744-33-06; e-mail: root@insider.dp.ua

Chief Executive: Zinkevych Valentyna Volodymyrivna

Certificate: series A No. 001778 issued by Auditing Chamber of Ukraine of the 26-th of December, 1994 by Decision No. 23 which validity is prolonged by Decision of Auditing Chamber of Ukraine No. 128 of the 30-th of October, 2003.

Audit of financial-economic activity of the Company is carried out by the Auditing Commission. Melykidze Oleksiy Oleksandrovych is elected to the office of Head of Auditing Commission.

6. OJSC "Niznedneprovsky tube-rolling plant" has no losses.

7. The first issue was carried out in course of privatization of the Company by dint of issuing of 21 554 000 (twenty one million five hundred and fifty four thousand) of ordinary nominal shares with their face value making 0.25 UAH per each to the sum of 5 388 500 (five million three hundred and eighty eight thousand and five hundred) UAH.

There was obtained the Certificate No. 2/1/95 of the 4-th of January, 1995 issued by Ministry of Finance of Ukraine for the first share issue. There was carried out re-registration of share issue and obtained the Certificate on registration of capital issue No. 142/04/1/98 of the 16-th of July, 1998 issued by Dnipropetrovs'k Territorial Administration of National Commission on securities and stock market in accordance with requirements of National Commission on securities and stock market (further SCSSM) as to bringing the forms of capital issue in accordance with Legislation in force.

All the issued shares are paid in full by the value being not lower than the face one.

Privatization of the Company is finished (Order of Fund of National Property of Ukraine No. 1397 of the 8-th of December, 1997 "On finishing the privatization procedure of OJSC "Niznedneprovsky tube-rolling plant").

In course of privatization the shares were allotted as follows:

- to legal persons – 2 967 811 shares (13.77 per cent);
- to natural persons – 18 586 189 shares (86.23 per cent).

The Extraordinary Shareholders' Meeting of the Company which took place on the 26-th of December, 2000 have made the decision on conducting the additional (the second one) share issue.

All the Company's Shareholders exercised equal right of priority to buy the shares being issued additionally in the amount pro rata their part in Authorized Capital Stock on the date of decision making on issue of shares.

Subscription for shares of additional (the second one) share issue is conducted in accordance with terms of share issue taken by Shareholders' Meeting of the Company of the 26-th of December having been stopped before the appointed time due to the fact that when subscription, there was attained the planned scope of issue in the amount of 32 331 000 (thirty two million three hundred and thirty one thousand) shares.

Subscription for shares of the Company was carried out in two stages:

- at the first stage there was realized the Shareholders' right of priority to buy the shares having been issued additionally in the amount pro rata their part in Authorized Capital Stock on the date of decision making on issue of shares;
- at the second stage there was realized other Investors' right to buy shares having been issued additionally and the existing Shareholders' one in the amount exceeding the quantity of shares for which the Shareholder has realized his right of priority. And at the same time, the Company's Shareholders exercised the right of priority to buy shares having been issued additionally on the second stage.

In course of subscription the shares were allotted as follows:

- to legal persons – 31 133 066 shares (99.39 per cent);
- to natural persons – 197 934 shares (0.61 per cent).

In accordance with requirements of National Commission on securities and stock market as to procedure of registration of share issue of Open Joint Stock Companies and bonds of enterprises and the information on their issue, there was registered additional (the second) issue of shares and obtained the Certificate on registration of capital issue (taking into consideration their last issue) No. 164/1/01 dated April 18, 2001 issued by National Commission on securities and stock market.

Additional (the second) capital issue has given its holders the rights equal to the ones given by formerly issued securities.

The Company doesn't issue the preference shares, bearer ones as well as the bonds.

8. The aim of share issue is promotion of the Company's stability, provision of its further development and rise of competitive strength of products at the market.

The money in sum of 300 000 000 (three hundred million) UAH which they are planning to gain from issue of 1 200 000 000 (one milliard and two hundred million) of ordinary nominal shares with their face value making 0.25 UAH will be used to realize the Program of Production Development, Investment Programs (20 per cent) and to supplement the sums of floating assets (80 per cent).

9. The total sum of share issue by the face value makes 300 000 000 (three hundred million) UAH.

It is issued 1 200 000 000 (one milliard and two hundred million) of ordinary nominal shares with their face value making 0.25 UAH each, of the single series A under the Numbers from 53885001 to 1253885000.

The shares are issued in documentary form.

10. The rate of sale of shares in course of issue (at both stages) is equal to face value of the ones making – 0.25 UAH per each.

11. The procedure of distribution of profits and cover for losses is fixed in accordance with Legislation in force. By-Law and home Normative Acts of the Company being approved by Shareholders' Meeting of the Company on presentation of the Board agreed with Supervisory Board.

The Shareholders' Meeting of the Company establishes the term and procedure of payment of dividends. The share dividends are paid Shareholders by the results of calendar year once a year pro rata number of shares they have been holding within the bounds of amount having been approved by General Meeting.

The Company has no right to announce and pay the dividends:

- till full payment of Authorized Capital Stock;

- when cut the value of net assets of the Company to the amount lesser than the one of Authorized Capital Stock and Surplus (Insurance) Fund;
- in other cases established by Law.

The persons being Shareholders of the Company at the beginning of due date for dividends enjoy the right to receive a part of profit (dividends) pro rata each Participant's part;

Payment of dividends to legal persons takes place by dint of transfer of money to their accounts or in other way in accordance with decision of Shareholders' Meeting. Payment of dividends to natural persons may take place by dint of money transfer to their accounts in cash through the cash desk of the Company or in other way stipulated by decision of Shareholders' Meeting.

12. Subscription for shares of additional (the third) issue takes place at the seat of Company: 21 Stoletova St, city of Dnipropetrovs'k, 49081, Ukraine. Telephone of information: (0562) 34-94-66.

Subscription for shares is being conducted since the 20-th of October, 2004 till the 10-th of November, 2004 inclusively.

All the Company's Shareholders enjoy the equal right to buy shares additionally issued in the amount pro rata their part in Authorized Capital Stock for the date of decision making on share issue.

Subscription for shares of additional issue is carried out in two stages:

- at the first stage the Shareholders bring about their priority to buy shares having been issued additionally in the amount pro rata their part in Authorized Capital Stock for the date of decision making on share issue.

To bring about their priority to buy shares having been issued additionally in the amount pro rata their part in Authorized Capital Stock for the date of decision making on share issue during the first stage of subscription a Shareholder submits an application on buying the shares and pays for the shares in accordance with terms of issue stated in this Clause of decision.

At the first stage they take up and satisfy the Shareholders' applications on buying the shares having been issued additionally in the amount pro rata their part in Authorized Capital Stock for the date of decision making on share issue.

Share holding having been bought by the Shareholder when his bringing about the priority when its non-being integer, is rounded to the integer toward decreasing. The term of conducting the first stage of subscription makes 15 calendar days and is lasting since the 20-th of October, 2004 till the 3-rd of November, 2004 inclusively.

The shares non-sold at the first stage of subscription are liable to the sale at the second stage of the one within the bounds of announced issue making 1 200 000 000 (one milliard and two hundred million) of ordinary nominal shares;

- at the second stage the other Investors and the existing ones exercise their right to buy shares having been issued additionally in the amount exceeding the amount of shares for which the Shareholder has brought its priority about. The Company's Shareholders enjoy the prior right to buy shares having been issued additionally at the second stage at that. First of all, they satisfy (in turn, depending on the date and time of receipt) the Shareholders' applications to buy shares of additional issue in the amount exceeding the amount of shares for which the Shareholder has brought his priority about. Applications of other Investors to buy shares of additional issue are satisfied (depending on the date and time of receipt) after satisfaction of Shareholders applications.

Because this decision provides for no opportunity to exceed the bounds of announced issue making 1 200 000 000 (one milliard and two hundred million) of ordinary nominal shares, all the applications receiving within the second stage of subscription are considered exclusively within the bounds of number of shares having remained after Shareholders' exercising their prior right at the first stage of subscription and non-exceeding the amount of additional share issue having been announced. That is, Organizational Committee doesn't satisfy applications of Shareholders or Investors having been received at the second stage of subscription after the former declarants have exhausted the amount of additional share issue being announced.

Application of Shareholder or Investor to buy a share package partially exceeding the bounds of acceptable amount of share issue is liable to satisfaction within the bounds of announced amount of share issue.

The second stage of subscription begins on the next day after finishing the term of the first one. The term of conducting the second stage of subscription is 7 calendar days and is lasting for 4 calendar days since the 4-th of November, 2004 till the 10-th of November, 2004 inclusively.

The applications received from the Investors non-being the Shareholders till the beginning of the second stage of subscription aren't examined.

Upon either Shareholder's or other Investor's request Board of the Company must present information on number of shares for which the subscription has been exercised within the first stage since the day following the final one of the first stage of subscription.

The persons desiring to subscribe for shares (either in course of the first or during the second stage of subscription) submit the application to Organizational Committee founded by Supervisory Board of the Company (separately pending each stage of subscription) where the following should be foreseen: Code YedROPU, banking and other data (for legal persons) or surname, name and patronymic, passport data (for natural persons), address, telephone numbers and the ones of other communications facilities, quantity of shares and total value of package of shares acquisition calculated by dint of multiplication of number of shares declared to be bought by rate of sale of shares in accordance with this decision.

Seat of Organizational Committee is the same one with the seat of the Company.

Business hours of Organizational Committee on acceptance of applications are as follows:

Monday – Friday since 10.00 a.m. till 16.30 p.m.

Saturday – Sunday since 10.00 a.m. till 14.00 p.m.

On the 4-th of November, 2004 the business hours of Organizational Committee are established from since 14.00 p.m. till 18.00 p.m.

The Organizational Committee is found in the amount of 7 persons or more ones by decision of Supervisory Board.

The Organizational Committee is headed by the Chief of Organizational Committee appointed by Supervisory Board.

All the questions connected with acceptance of applications, check of their compliance with this decision, their registration in the Log Book of stock floatation, entering into the Agreements of subscription are decided by Organizational Committee. The Organizational Committee within the framework of its terms of reference may hold the Meetings of Organizational Committee being law competent when not less than 2/3 of members of Organizational Committee are present at them. When equality of votes the Chief's vote is the casting one. The decisions of Organizational Committee are made official by the Minutes.

The Organizational Committee is to submit the information on state of subscription for shares to the Board and Supervisory Board of the Company.

After finishing the term of subscription Organizational Committee hands over to the Board all the available materials.

The applications to buy the shares are submitted either by declarant himself or by the person authorized by him.

When submitting the application from a legal person, the authorized representative of legal person is to prove his powers in the proper way and in accordance with legislation of Ukraine in force and present the document identifying his person and (at the first stage of subscription) an extract from the Register of Shareholders by status on the 27-th of August, 2004 or temporary Certificate on proprietary right for registered securities or the Share Certificate or extract from the account in securities at the Holder's by status on the 27-th of August, 2004; natural person is to submit the document identifying the personality, power of attorney for authorized person (in such a case when authorized person was appointed) and (at the first stage of subscription) an extract from the Register of Shareholders by status on the 27-th of August, 2004 or temporary Certificate on proprietary right for registered securities or the Share Certificate or extract from the account in securities at the holder's by status on the 27-th of August, 2004.

The applications are registered in the Log Book of stock floatation according to the date and time of application receiving by the Organizational Committee.

The persons having submitted the application within corresponding stage of subscription enter into Agreement of sale of shares in course of subscription (Agreement on subscription for shares) separately in course of each stage of subscription where the full name, Code YedROPU, banking and other data (for legal persons) or surname, name and patronymic, passport data, tax-payer's Identification Code (for natural persons), address, telephone numbers and the ones of other communications facilities, quantity, face value, value of share sale and total value of shares it is planned to buy, way of payment for shares, Shareholder's responsibility in case of non-payment for shares and other necessary data are stated and pay corresponding sum of money in accordance with the Agreement.

The Agreement of subscription for shares being concluded at the first stage of subscription is to contain the number of shares non-exceeding the one for which a Shareholder enjoys the priority on the date of decision making on share issue.

The proprietary right for subscribed and paid shares is passed on to the Subscriber since the moment of entering the corresponding data to the system of Register of Holders of registered securities in accordance with Agreement on subscription for shares. Breach of terms of share payment is fraught with consequence stipulated by this decision and terms of Agreement of subscription for shares.

Total amount of sum of payment is determined by dint of multiplication the number of shares applied for buying by the rate of share sale making 0.25 UAH per a share.

Subscription of the Company's shares is conducted in such a way:

- within the first stage of subscription the Shareholders invest means the Shareholders invest money to the sum being not lesser than 50 per cent (advance investment) of value of the shares for which the subscription has been executed within its first stage; and not later the date of term of the first stage submit to the Organizational Committee a document confirming the execution of advance payment;
- within the second stage of subscription Investors and/or Shareholders invest money to the sum being not lesser than 50 per cent (advance investment) of value of the shares for which the subscription has been executed within its second stage; and not later the date of term of the second stage submit to the Organizational Committee a document confirming the execution of advance payment;
- the remaining sum of value of shares subscribed at both stages of subscription is paid within 90 days since the moment of beginning of subscription for shares;

The documents confirming Shareholders' and Investors' – natural persons' timely execution of advance payment and/or final payment for subscribed shares in particular are the pay-rolls from the Company's cash (on conditions that aforesaid payments were invested just to the Company's cash desk).

The document on execution the advance payment by legal persons should include the confirmation the fact that the means having been written off from the payment's account in favour of Issuer in return for shares in course of subscription.

The Company issues the Subscriber temporary certificate on sale of corresponding number of shares after payment of 50 per cent of total value of shares having been subscribed within fixed terms and submitting to the Organizational Committee the document confirming that the Subscriber has executes advance payment in full (save and except the persons having made their advance investment to the Company's cash desk within fixed terms).

In case of non-coming in to the Organizational Committee within the terms fixed by this decision the document confirming that Subscriber has executed the advance payment in full (save and except the persons having made their advance investment to the Company's cash desk within established terms), his subscription is thought to be invalid. The money invested as advance payment in non-full amount of investment or without submitting within the established term the document confirming the fact of payment are returned to the Subscriber within 30 days after finishing of corresponding stage of subscription.

In case of non-payment or partial non-payment of full value of shares within 90 days since the moment of beginning of subscription for shares, the Subscriber accrues the proprietary right only for the number of shares within the bounds of paid sum. The Issuer disposes the rest of shares in accordance with terms of Legislation in force and the Company's By-Law.

Payment for shares of additional (the third) issue is executed in accordance with Agreement having been conducted by dint of investment of money in National currency of Ukraine to the settlement account of the Company or directly to the Company's cash desk (natural persons).

Banking data of the Company to transfer money for the shares:

S/a 2600830000317 in Joint Stock Bank "Credit-Dnipro" of Dnipropetrovs'k city, MFO 305749.

The non-residents of Ukraine pay for the shares of additional issue in National currency of Ukraine on the Agreement of subscription for shares from the account of non-resident – Investor opened in Ukrainian Bank.

The Shareholders are given the Share Certificates not later than in 6 months after registration of share issue.

13. In case when in course of subscription there was reached total amount of issue making 1 200 000 000 (one milliard and two hundred million), the subscription for shares is stopped ahead of time. The exceeding of amounts of issue isn't stipulated. In case of non-reaching the level of planned subscription for shares, the General Meeting makes decision as to approval the results of subscription.

When refuse from share issue, the money invested are returned within 30 days since the moment of making the corresponding decision.

14. The information on data issue is liable to publication in prints of Supreme Rada of Ukraine and Ministry Cabinet of Ukraine and official edition of Stock Exchange in accordance with Legislation of Ukraine in force not later than 10 days before the beginning of subscription for shares.

15. The Company doesn't enlist the Seller's of securities services.

16. Terms of disposal of shares:

The Shareholders disposes of shares in accordance with procedure established by Law of Ukraine "On Property", that's hold, use and dispose the shares which belong to them at their own discretion.

Shareholders of the Company are entitled:

- to participate in business administration of the Company in accordance with procedure established by the By-Law;
- to participate in division of profits of the Company receiving its part (dividends).

The persons being Shareholders of the Company at the beginning of due date for dividends enjoy the right to receive a part of profit (dividends) pro rata each Participant's part;

- to get the data on their personal account in full as well as the information on the Company's activity. At the Participant's Request the Company should place at his disposal the annual balance sheets, reports of the Company about its activity, and Minutes of Meetings;
- to join the Company and leave it in accordance with procedure established by the Legislation;
- to get a part of value of the Company's property in case of its liquidation pro rata the face value of the Company's shares they have been holding;
- to sell, to present, to exchange, to pawn, to inherit, to draw up the will either for all or for a part of shares have been belonging to him;
- to have priority to buy the shares of further issue;
- transfer the administration of own shares (including the franchise) to another person;
- equal proprietary right to buy the shares of additional issue pro rata their part in Authorized Capital Stock of the Company for the moment of decision making in share issue;
- other rights in accordance with the Legislation of Ukraine.

17. To commission Nakhod Oleksandr Ivanovych or the person authorized by Chairman of the Board – Director General of the Company to register the third (additional) issue of shares of Open Joint Sock Company "Niznedneprovsky tube-rolling plant".

To carry out registration in accordance with the Regulations on registration procedure of share and bond issue of enterprises approved by order of National Commission on securities and stock market No. 210 of the 20-th of

September, 1996 (in redaction of decision of National Commission on securities and stock market No. 18 of the 9-th of February, 2001).

18. The polling is carried out by principle: a share – a vote.

<u>VOTED:</u> by dint of voting by show.

"For"	- 38 028 178	of votes making	88. 254 per cent
"Against"	- 561 077	of votes making	1. 302 per cent
"Abstained from voting"	- 4 467 000	of votes making	10. 367 per cent
"don't participate in the voting"	- 33 000	of votes making	0. 077 per cent

The decision is taken by the majority of vote.

Chairman of the Board – Director General	(signature)	G.O. Yesaulov
Chairman of Shareholders' Meeting	(signature)	V.S. Soyatov
Secretary of Shareholders' Meeting	(signature)	V.D. Tertychko

Seal:

Attachment 19

File No.82-4814

INFORMATION
on shares issue
Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant"

I. Issuer's description

Name in full and in short:
Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant"
VAT "NTZ"

Location:
21 Stoletov str., Dnieproeptrovsk, 49081, Ukraine

Phone, fax, e-mail:
Phone: (0562) 35-93-01; 35-92-50
Fax: (0562) 34-90-99
e-mail: info@ntz.dp.ua
WWW: www.ntz.dp.ua

Date of state registration of the joint-stock company and body, which has registered it:
The company was registered by the Executive Committee of Dnipropetrovsk Municipal Council of Peoples' Deputies under registration No. 10059-AT dated 28.12.1994, certificate on state registration (re-registration) of the subject of entrepreneur activity No. 05393116.

Subject and purposes of activity:
The main purpose of Company activity is organization of effective economic activity for profit earning.
The subject of Company activity is:
- production and sales of steel, metal tubes, solid wheels, ring products and bands, other industrial products, including on terms of goods made on commission
- production and sales of consumer goods
- scientific investigations and scientific technical developments and their introduction in production;
- development, manufacturing, assemblage, repairs, starting-up and adjustment works and technical service of optional equipment;
- production, support and sales of software products;
- design, construction, experimental, technological, computational works in various spheres;
- production of agricultural products;
- trade-and-purchasing, sales and exchange activity;
- commission business, consignment services, storage services;
- supply and transmission of power, thermal energy, natural gas;
- processing of production waste, secondary raw materials;
- rendering of different services including housing, medical, consultative, expert and legal ones for population and enterprises;
- medical activity, rendering of medical services chargeable;
- wholesale and retail sales of medicines;
- carrying out of wholesale and retail sails;
- rendering of different domestic services for population;
- training, re-training and advanced training of workmen and specialists;
- internal and international conveyance of passengers and transportation of goods by motor transport, railways and other kinds of transport, rendering of forwarding services;
- collection of production solid waste, which contains precious metals and precious stones, and their scrap;
- services on property protection, protection of Company property and implementation of admission routine by departmental guard armed with guns of army type;
- production, wholesale and retail sales of ready-mixed concrete, mortars, concrete products and constructions;
- production and sales of personal protection means;
- infant upbringing;
- collection, storage, processing, transportation, sales of scrap and waste of ferrous and non-ferrous metals;

- engineering investigations, design works, engineering works in construction;
- rendering of services for outside organizations and enterprises in the sphere of technical and technological expert examination, measurement assurance, control of products quality and technological processes;
- purchase, importation, storage, distribution of precursors with the purpose of usage in production;
- rendering of services chargeable on training at courses and study groups;
- carrying out of cultural-and-pedagogical activity, rendering of services chargeable on carrying out of cultural work among the masses;
- sports and health-improving activity; organization and carrying out of sports training for sports professionals and amateurs; activity on sportsmen's training for competitions in various kinds of sports recognized in Ukraine.

Amount of authorized capital:

Authorized capital stock is 13 471 250 (thirteen million four hundred seventy one thousand two hundred and fifty) UAH.

The authorized capital is paid in full.

Number of permanent employees:

On 30.06.2004 the number of employees is 9 730 persons.

Number of shareholders:

On 30.06.2004 in accordance with Register of registered securities owners 7 663 natural persons and 54 legal persons are shareholders.

II. Information on Issuer's officials:

№№	Position	Surname, name and patronymic name	Year of birth	Education	Skills	Record of work in industry (years)	Record of work in given position (years)	Position occupied by person on principal place of employment
1.	Chairman of board- General Director	ESAULOV Gennady Olexandrovich	1951	Higher	Engineer-metallurgist	29	2	VAT NTZ, Chairman of board- General Director
2.	Vice-chairman of board	POLSKY Georgiy Mykolaevich	1952	Higher	Engineer-metallurgist	27	3 months	VAT NTZ, Chief engineer
3.	Board member	SOKOLOVA Irina Volodymirivna	1963	Higher	Engineer-metallurgist	16	3 months	VAT NTZ, Chief accountant
4.	Board member	KOZLOVSKY Alfred Ivanovich	1929	Higher	Engineer-mechanic	55	2	VAT NTZ, Director on progress – director of Institute on progress
5.	Board member	NAKHOD Olexandr Ivanovich	1977	Higher	Economist	4	1	VAT NTZ, director on finances and economy
6.	Board member	GORB Evgen Vasyliovich	1959	Higher	Engineer metallurgist	22	4	VAT NTZ, director on sales
7.	Board member	BESEDNOV Sergiy Victorovich	1959	Higher	Engineer-metallurgist	23	1	VAT NTZ, head of wheel-rolling workshop
8.	Board member	NECHAEV Victor Ivanovich	1946	Higher	Engineer-Mechanic	33	1	VAT NTZ, head of service centre
9.	Board member	DERETZ Oleg Georgievich	1969	Incomplete higher	Electrician	17	3 months	VAT NTZ, director on purchase
10.	Board member	AKHREMENKO Vitaly Olexiovich	1953	Higher	Engineer-Mechanic	28	5	VAT NTS, director on security
11.	Chairman of Supervisory Board	KIRICHKO Olexandr Ivanovich	1965	Higher	Engineer-Radiophy-Sicist	19	1	Corporation SPIG "Interpipe", director of tube directorate
12.	Vice-Chairman of Supervisory Board	BONDARENKO Lyudmila Grygorivna	1954	Incomplete higher	Technician Technologist	32	1	VAT NTZ, head of investment department

№№	Position	Surname, name and patronymic name	Year of birth	Education	Skills	Record of work in industry (years)	Record of work in given position (years)	Position occupied by person on principal place of employment
13.	Member of Supervisory Board	TROYAN Olga Sergiyevna	1959	Higher	Librarian-Bibliographer	27	1	Corporation SPIG "Interpipe", director of financial directorate
14.	Member of Supervisory Board	VRANESHICH Olexandr Olexandrovich	1973	Higher	Engineer-technologist	10	3 months	"NCH ADVISORS", adviser on investment activity
15.	Member of Supervisory Board	PARUSNIKOVA Victoria Borysivna	1961	Higher	Lawyer	25	3 months	Company with limited liability audit legal firm "VDT-Audit", deputy director
16.	Member of Supervisory Board	KRYKUN Gennady Tarasovich	1966	Higher	Specialist-jurist	19	3 months	Corporation SPIG "Interpipe", head of department on corporative rights management of PropertyAdministration
17.	Member of Supervisory Board	KOROTKOV Andrey Mykolayevich	1965	Higher	Engineer-Radiopsysicist	16	3 months	Corporation SPIG "Interpipe", head of Industrial Enterprises Administration of Tube Directorate
18.	Chairman of auditing commission	MELYKIDZE Olexiy Olexandrovich	1938	Higher	Engineer-economist	42	1	VAT NTZ, head of Administration on information technologies and communication
19.	Chief accountant	SOKOLOVA Irina Volodymyrivna	1963	Higher	Engineer-metallurgist	16	5 months	VAT NTZ, chief accountant

III. Data on average salary of executive organ members

Data on average salary of executive organ members are not disclosed in the absence of consent.

IV. List of Issuer's licenses (permits) on carrying out of certain kinds of activity:

List of licenses (permits) on 30.06.2004 is given in the table:

Kind of activity	Number of license (permit), date of issue,	State body that has issued	Date of license (permit) expiration
Medical practice	AA № 625394 dated 10.09.2003	Health Protection Ministry of Ukraine	09.07.2006
Purchase, storage, distribution of precursors (list 2, table IV) "List of narcotic drugs, psychotropic substances and precursors"	AA № 552435 dated26.09.2003	State department on control of quality, security and production of drugs and goods for medical purpose	10.09.2006
On use of radio-frequency resource of Ukraine	№ 2124 dated 21.03.2001	State Committee of Communication and Information of Ukraine	21.03.2006
On right to run ground radio station of land moving constraint	№ 12 – 1 – 17178 dated 21.11.2003	State inspection of electrical communication in Dniepropetrovsk region	21.03.2006
On right to run ground radio station of land vehicular communication	№ 12 – 1 – 07127 dated 19.11.2003	State inspection of electrical communication in Dnieproeptrovsk region	21.03.2006
Retail sales of alcoholic beverages	AA № 758354 dated 01.03.2004	State Tax Administration of Ukraine, department on administration of excise tax and control of production and circulation of sub-excise goods	01.03.2005
Retail sales of tobacco goods	AA № 758252 dated 01.03.2004	State Tax Administration of Ukraine, department on administration of excise tax and control of production and circulation of sub-excise goods	01.03.2005

Kind of activity	Number of license (permit), date of issue,	State body that has issued	Date of license (permit) expiration
Rendering of education services by educational institutions, which relate to getting vocational training at the level of qualification requirements to re-training, advanced training	AA № 232126 Dated 31.10.2001	Ministry of education and science of Ukraine	01.07.2006

V. Data on Issuer's participation in holding companies, concerns, associations, etc.

Data on Company's entering any associations of enterprises on 30.06.2004 are given in the table:

Name	Location (mailing address)
Corporations:	
Scientific production investment group "Interpipe"	1-A Pisarzhevsky str., Dniepropetrovsk, Ukraine, 49005
Consortiums:	
Closed Joint Stock Company "Inter-branch Consortium "Intersplav"	10 Graivoronovska str., block 1, Administration apartment, Moscow Russia, 109518
Industrial financial consortium "Prydniprovie"	1-A Pisarzhevsky str., Dniepropetrovsk, Ukraine, 49005
Industrial financial consortium "Investment Financial Alliance"	11 Pankivska str., Kyiv, Ukraine, 01033
Other associations according to branch, territorial and other principles:	
Closed Joint Stock Company " Pervomayske"	8 Plekhanov str., Dnieproeptrovsk, Ukraine, 49056
Ukrainian-Chinese company with limited liability and foreign investments "Bomonsha"	21 Stoletov str., Dniepropetrovsk Ukraine, 49081
Company with limited liability "Maraton"	2 Torgivelna str, Dnieprodzerzhinsk Ukraine, 51931
Ukrainian-Russian company with limited liability "Lastivka"	21 Stoletov str.,вул. Столетова, Dniepropetrovsk Ukraine, 49081
Ukrainian-Israeli company with limited liablility and foreigh investments "Dniprovika"	21 Stoletov str., Dniepropetrovsk Ukraine, 49081
Company with limited liability advertising agency "Kurs"	99 Gagarin av., office 175, Dniepropetrovsk, Ukraine, 49010
Closed joint stock company "Truboimpex"	15 Neprudny lane, block1, Moscow, Russia, 121110
Closed joint stock company "Metex"	5 Pogorelsky lane, Moscow, Russia, 109017
Closed joint stock company commercial bank "Credit-Dnipro"	17 Lenin str., Dniepropetrovsk Ukraine, 49600
Open joint stock company "Dniepropetrovsky Vtormet"	1 Lypova, Dniepropetrovsk, Ukraine, 49124
Open joint stock company "Nikopolsky Ferroalloy Plant"	310 Electrometallurgiv str., Nikopol, Ukraine, 53213
Association "Ukrtruboprom"	1 Lenin square, Dniepropetrovsk, Ukraine, 49600
Company with limited liability "Lime factory"	21 Stoletov, Dnieproeptrovsk, Ukraine, 49081
Open joint stock company "National Insurance company "Oranta"	34 Grushevsky str., office 1, Kyiv, Ukraine, 01021
"CHAKRADHARI WHEELS PRIVATE LIMITED"	D-60/1, East of Kailash, New Delhi, 110065, India
Egyptian Ukranian Co. for Tractors & Pipes "EUT&P"	18, El Obour Buildings, Salah Salem str., Cairo, Egypt
"ITALUKRAINE TUBI" LTD COMPANY	Via G. Silva, Monza (MI), Italy, 34-20052

VI. Data on legal persons, where Issuer has more than 10% of authorized capital (assets):

On 30.06.2004 the Company has more than 10% of authorized capital of the following legal persons:

Legal person name	% of shares in authorized capital
Open joint stock company "Dniepropetrovsky Vtormet"	12,69
Open joint stock company "Nikopolsky Ferroalloy Plant"	13,00
Egyptian Ukranian Co. for Tractors & Pipes "EUT&P"	14,00
Company with limited liability advertising company "Kurs"	20,00
Closed joint stock company commercial bank "Credit-Dnipro"	24,93
"ITALUKRAINE TUBI" LTD COMPANY	30,00
Company with limited liability "Maraton"	48,60
Ukrainian-Russian company with limited liability "Lastivka"	50,00
Ukrainian-Israeli company with limited liability and foreign investments "Dniprovika"	50,00
"CHAKRADHARI WHEELS PRIVATE LIMITED"	50,00
Industrial financial consortium "Prydniprovie"	51,24
Ukrainian-Chinese company with limited liability and foreign investments "Bomonsha"	55,00
Closed joint-stock company "Pervomayske"	74,996
Company with limited liability "Lime factory"	100,00

VII. Data on Issuer's affiliated companies, branch offices, representative offices

Company has no affiliated companies, branch offices, representative offices authorized with functions and rights to sale products.

VIII. Description of Issuer's activity:

Volume of main kinds of products, services or works carried out by Issuer:

The main kind of Company activity is production and sales of steel, metal tubes, solid wheels, ring products and bands. The Company carries out foreign activity as a foreign activity subject in accordance with the purpose and within the limits of subject of its activity.

Information on main products manufactured by Company on 30.06.2004 is given in the table:

Products name (kinds of products)	Unit of measurement	Volume of production in natural units	Volume of production in money terms (in established price) thousand, UAH	Net income (proceeds) From sales Thousand, UAH
Solid wheels	Tons	116 969,00	318 778,883	293 415,333
Pipe-line tubes	Tons	69 602,00	163 931,967	163 754,480
Casing pipes	Tons	87 733,00	226 434,473	226 795,461
Hot-rolled tube for general-purpose	Tons	29 645,00	75 212,866	76 564,676
Other goods (services)			109 388,850	389 608,050
		Total:	**893 747,039**	**1 150 138,000**

On 30.06.2004 the income (proceeds) from sales of products is 1 289 635 thousand UAH, net income (proceeds) from sales of products is 1 150 138 thousand UAH, net profit is 10 412 thousand UAN. The net income (proceeds) from sales of tubes, wheels and bands has the most weight in total sum of net income (proceeds) from sales of products.

Markets:

Ukraine, Russia, CIS countries, remote foreign countries (including countries of European Union, USA, countries of Latin America, Near East and South-Eastern Asia) are the main markets for sales of Company products. Situation at these markets was characterized by general worsening in opportunities, strengthening in business competition, re-orientation of the part of our consumers to products from plants in Eastern and Central Europe, increase in requirements for tubes quality.

The largest consumers of Company products are enterprises of oil- and gas-production industry, machine-building, construction and enterprises of railway transport as well.

The Company has introduced and is supplying to near and far foreign countries more than 50 profile-sizes certified under international standards for movable part of railways, which is exploited in different climatic conditions, as well as bands for locomotives, underground, trams, profile composite ring products.

Enterprises and firms from traditional markets of sales in Ukraine, CIS countries, as well as in many remote countries are permanent and potential consumers of Company products. Company leaders do their best to strengthen the established forms and to create new forms of co-operation with customers and suppliers as well as to mutually beneficial commerce with foreign partners.

Nowadays, the situation at world markets is getting more complicated, it is probable that the rapid expansion of European Union will bring new troubles for Ukrainian metallurgists. Consumers make stronger requirements for products quality, consumer properties, service level.

The Company carries out active marketing policy based on constant improvement of quality and widening of products assortment delivered and meant for satisfaction of demands in consumer industries (production and transportation of oil and gas, machine-building, car fleet renewal).

Peculiarities of development in the industry, which Issuer carries out its activity in:

Nowadays, metallurgical industry giving Ukraine 40% of currency proceeds at the expense of metal products export has a number of fundamental problems restraining the rise in competitive ability of national metal products, among them there are insufficient and unstable quality of national metallurgical raw products , outdated technological base of production – over 60 per cents of products are made according to old technologies and with equipment requiring to be updated or changed.

The state of tube industry is determined with a few reasons:

- insufficient volumes of circulation funds;
- shortage of tubular billet and strip; the most part of which are exported by manufacturers of these products;
- instability of energy market;
- antidumping investigations of the European Commission.

Enterprises of metallurgical industry have already shown themselves as foreign market subjects with competitive ability on many kinds of industrial products.

At present the Ukrainian tube industry is keeping high rates of production. Generalized analysis carried out has shown that the achieved level of steel tubes production in Ukraine is maximal for the late ten years and comprises over 2,1 million tons.

Offensive marketing policy at foreign markets and reviving of home market in Ukraine caused increase of steel tubes production on more than 40% in comparison with 2002, and average monthly production during January – December, 2003 increased approximately on 41%.

At that, export increases on 40,1%, and supplies to home market – on 42,1%. At the same time, import purchase of steel tubes was decreased to 71,6% in comparison with 2002. As a result of this, in accordance with calculations, total supplies to home market of Ukraine increased on 34,7% in comparison with the previous year.

The Company occupies the leading place in tube rolling industry, its part in total production of tubes was 26% in 2003. This tendency is keeping and will be typical in its development in the nearest future.

Volumes and directions of Issuer's investment activity:

The Company gets investment funds by the way of disposal of additional issue of shares or own securities (obligations) and makes own investments in modern technological equipment and in capital of other enterprises.

On 30.06.2004 the Company has long-term financial investments to the amount of 602 935, 74 thousand UAH. Within the first half year, 2004 the Company has made financial investments in amount of 275074,0 thousand UAH, that is:

- investments in authorized capitals (funds) of other enterprises – 275074,00 thousand UAH,
- participation in capital of other enterprises (purchase of shares) – 5581,40 thousand UAH.

Successful implementation of the Total Production Optimization Program (TPO Program) has been started to optimize production technological processes and to reduce expenses.

In 2004 the Company is going to continue the complex of works on development of new kinds of products. Only then we will be able to retain our reliable positions at markets and, of course, to achieve new levels. The essential part of these prospects is the implementation of the Total Production Optimization Program (TPO Program). Under investigated directions of development in steel-smelting and wheel-rolling production, investments in 2004 will comprise over 30 mln UAH. In total in 2004 it is planned to direct over 40 mln UAH for technical re-equipment of production and implementation of new technologies

Policy relating to investigations and developments:

In 2003 the main direction in Company activity was the development of new technologies and updating of operating ones in order to output products in accordance with international standards requirements, to increase products quality and to decrease cost price and power-consuming as well.

Volume of expenditures on investigations, design developments and production development for the last three years has comprised:

- 2001 - 52 322,0 thousand UAH
- 2002 - 69 088,0 thousand UAH
- 2003 - 48 924,0 thousand UAH.

Nowadays, updating and technical re-equipment of production is one of the most important and maybe key factors to strengthen the positions of the enterprise at home market of tubular and wheel-band products and at foreign markets as well. It is impossible to advance the Company in future without constant perfection of production technology, implementation of new equipment into operation, optimization of technological processes.

In year under review specialists of the Company independently and with attraction of other organizations carried out a number of scientific research works directed to improvement of products quality and their consumer properties, widening of assortment and output of new kinds of tubes, wheels and bands, perfection of technology, etc.

To support the competitive ability of products the perspective Program on technical re-equipment and reconstruction of detached aggregates and the whole production areas as well, which determine quality and consumer properties of products, has been taken.

Successful implementation of this decision will have far-reaching strategic consequences. The Company will have real possibility not only to retain its positions at markets of tubes, wheels and bands, but because of going ahead of competitors, to enter the additional markets, and so to receive opportunity to develop production and to increase welfare of workers.

IX. Probable factors of risk in Issuer's activity:

The Company carries out its main activity on the territory of Ukraine. Laws and standards regulating activity of enterprises in Ukraine are often changed, so as a result of negative changes in political and business circumstances, assets and operations of the Company may be in danger.

The following risks may influence on activity of the Company:

1. Instability of legislation, including change in tax policy.
2. Letdown of general economic situation in Ukraine. This risk is minimized since the Company has a diversificated system of own products sales.
3. Sharp increase in cost of borrowed funds. This risk is minimized owing to work with several suppliers and to diversification of sources of finance.
4. Force-majeure circumstances. This risk is minimized by the way of insurance of means of production, transportation of goods as well.

Frequent and often groundless interference of state structures in activity of the Company may be considered as a factor of risk as well.

Re-organization of the Company is not planned to be made.

Strikes have not been carried out.

There is no conflict of interests among leaders.

Great expenditures of future periods are not planned.

Bankruptcy threat is not seen.

Risk operations are not planned to carry out.

The Company has no losses.

The essential factors, which may influence on activity of the Company are:

- changes in customs and tax legislation of Ukraine and in CIS countries on products export;
- change in needs at main markets in CIS-countries. Experience makes it clear, that activity of the Company is under the influence of cyclic fluctuations and depends on general economic conditions, consumers' confidence and incomes, level of demand for Company products, availability of sources of finance and value of credits.

X. Prospects of Issuer's activity for current and following years:

The main task of the Company is organization of production economical activity of the Company to receive highest possible profit, to increase capitalization of the Company.

In 2004 it has been planned to output 530,3 thousand tons of steel tubes and 231,5 thousand tons of finished steel, increase of net profit in comparison with 2003 (approx.30 mln UAH) is expected.

To fulfill this task it is necessary to secure:

1. Execution of the budget confirmed on 2004.
2. Decrease in expenditures on production at the expense of the most efficient use of material, labour, fuel-and-energy and other kinds of resources.
3. Execution of measures on technical re-equipment of production and support of technical level, updating of equipment, implementation of advanced scientific technical developments, mastering of new kinds of tubes, railway wheels and bands to increase competitive ability of products and to extend markets.
4. Increase of labour efficiency owing to implementation of new methods and approaches to labour organization.
5. Smooth production flow of high quality in time determined by Customer.
6. Increase in efficiency of Quality Management System, in labour and technological discipline, in requirements to on-receipt inspection of raw materials, materials and half-finished products, which are received by the Company, perfection of production organization and planning.

XI. Intermediate financial accounting for reporting period preceding the quarter, in which documents for registration of information on shares issue are presented:

Intermediate financial accounting for reporting period preceding the quarter, in which documents for registration of information on shares issue are presented, is accounting on 30.06.2004.

BALANCE
On 30.06.2004

Form 1 DKUD code **1801001**

(in UAH thousands)

ASSET	Line code	At the beginning of year	At the end of reporting year
1	2	3	4
Non-negotiable assets			
Intangible assets:			
Depreciated cost	010	102,0	90,0
Original cost	011	333,0	333,0
Accumulated depreciation	012	(231,0)	(243,0)
Construction in process	020	21557,0	18398,0
Permanent assets			
Depreciated cost	030	433214,0	420874,0
Original cost	031	1195982,0	1202602,0
Depreciation	032	(762768,0)	(781728,0)
Long-term financial investments:			
Taken into account according to method of participation in capital of other enterprises	040	257142,0	257172,0
Other financial investments	045	70720,0	345764,0
Long-term accounts receivable	050	1362,0	1265,0
Deferred tax assets	060	31998,0	31998,0
Other non-negotiable assets	070	0	0
Goodwill when consolidating	075	0	0
Total	**080**	**816095,0**	**1075561,0**
II. Negotiable assets			
Resources			
Manufacturing resources	100	129116,0	146360,0
Animals on breeding and feeding	110	0	0
Goods in process	120	49036,0	64699,0
Finished products	130	32938,0	55920,0
Goods	140	4807,0	9048,0
Received bills of exchange	150	0	0
Accounts receivable for goods, works, services Net selling value	160	257343,0	290862,0
Original cost	161	257823,0	291322,0
Reserve of uncertain debts	162	(480,0)	(460,0)
Accounts receivable on settlements :			
with budget	170	12831,0	16019,0
On advances given	180	39843,0	8448,0
On incomes charged	190	123,0	134,0
On internal settlements	200	0	0
Other current accounts receivable	210	3037,0	9470,0
Current financial investments	220	0	0
Monetary funds and their equivalents			
In national currency	230	531,0	172,0
In foreign currency	240	4456,0	3938,0
Other negotiable assets	250	18098,0	22439,0
Total	**260**	**552159,0**	**627509,0**
III. Expenditures of future periods	**270**	**3082,0**	**7162,0**
Balance	**280**	**1371336,0**	**1710232,0**

Liability	Line code	At the beginning of year	At the end of reporting year
1	2	3	4
I. Owned capital			
Authorized capital	300	13471,0	13471,0
Share capital	310	0	0

1	2	3	4
Extra laid-down capital	320	37181,0	37181,0
Other extra capital	330	477339,0	475136,0
Capital reserves	340	19086,0	19993,0
Retained income (uncovered loss)	350	341980,0	348488,0
Unpaid capital	360	(0)	(0)
Exempt capital	370	(0)	(0)
Accumulated exchange rate difference	375	(0)	(0)
Total	**380**	**889057,0**	**894269,0**
Minority interest	385	0	0
II. Security for future expenses and payments			
Security for personnel payments	400	11068,0	15118,0
Other securities	410	0	0
Sum of insurance payments	415	0	0
Sum of re-insurers' parts in insurance reserves	416	(0)	(0)
Purpose financing	420	194,0	0
Total	**430**	**11262,0**	**15118,0**
III. Long-term liabilities			
Long-term bank credits	440	0	0
Other long-term financial liabilities	450	0	0
Deferred tax liabilities	460	0	0
Other long-term liabilities	470	205891,0	279278,0
Total	**480**	**205891,0**	**279278,0**
IV. Current liabilities			
Short-term bank credits	500	17058,0	195296,0
Current indebtedness on long-term liabilities	510	0	0
Issued bills of exchange	520	38885,0	41970,0
Accounts payable for goods, works, services	530	193824,0	265061,0
Current liabilities on settlements:			
On advances received	540	2817,0	2397,0
With budget	550	2225,0	2548,0
On off-budget payments	560	674,0	332,0
On insurance	570	2568,0	2811,0
On labour payment	580	5132,0	6259,0
With participants	590	260,0	2563,0
On internal settlements	600	0	0
Other current liabilities	610	1683,0	2330,0
Total	**620**	**265126,0**	**521567,0**
V. Incomes of future periods	**630**	**0**	**0**
Balance	**640**	**1371336,0**	**1710232,0**

STATEMENT ON FINANCIAL RESULTS
Over 1st half year of 2004

Form No.2 DKUD code 1801003

1. FINANCIAL RESULTS

(in UAH thousands)

Index name	Line code	Over reporting period	Over Previous period
	2	3	4
Income (proceeds) from sales (of goods, works, services)	010	1289635,0	888347,0
Value added tax	015	(131827,0)	(98274,0)
Excise tax	020	(0)	(0)
	025	(0)	(0)
Other deductions from income	030	(7670,0)	(4145,0)

1	2	3	4
Net income (proceeds) from sales of products (goods, works, services)	035	1150138,0	785928,0
Prime cost of products sold (goods, works, services)	040	(1053566,0)	(720379,0)
Gross Profit	050	96572,0	65549,0
Loss	055	(0)	(0)
Other operational incomes	060	193724,0	17826,0
Administrative expenditures	070	(36652,0)	(45292,0)
Sales expenditures	080	(32209,0)	(18717,0)
Other operational expenditures	090	(190517,0)	(21720,0)
Financial results from operational activity profit	100	30918,0	0
loss	105	(0)	(2354,0)
Income from participation in capital	110	0	0
Other financial incomes	120	10,0	11,0
Other incomes	130	3272,0	926,0
Financial expenditures	140	(882,0)	(1355,0)
Losses from participation in capital	150	(0)	(0)
Other expenditures	160	(1612,0)	(1270,0)
Financial results on ordinary activity before taxation Profit	170	31706,0	0
Loss	175	(0)	(4042,0)
Tax on ordinary activity profit	180	21294,0	7801,0
Income on ordinary activity profit tax	185	0	0
Financial results from ordinary activity: Profit	190	10412,0	0
loss	195	(0)	(11843,0)
Extraordinary: Incomes	200	0	0
expenditures	205	(0)	(0)
Taxes on extraordinary profit	210	0	0
Minority interest	215	0	0
Net Profit	220	10412,0	0
Loss	225	(0)	(11843,0)

II. ELEMENTS OF OPERATIONAL EXPENDITURES

Index name	Line code	Over reporting period	Over previous period
1	2	3	4
Material expenditures	230	714258,0	593516,0
Labour expenditures	240	50959,0	50307,0
Deductions for social needs	250	20002,0	19670,0
Depreciation	260	19687,0	19703,0
Other operational expenditures	270	64851,0	42212,0
In total	280	869757,0	725408,0

III. CALCULATION OF INDICES

Index name	Line code	Over reporting period	Over Previous period
1	2	3	4
Annual average quantity of common shares	300	53885000	53885000
Corrected annual average quantity of common shares	310	53885000	53885000
Net profit on one common share (UAH)	320	0,193	0,691
Corrected net profit on one common share (UAH)	330	0,193	0,691
Dividends on one common share (UAH)	340	0	0

XII. Balance and report on financial results for reporting year preceding the year, in which documents for registration of information on shares issue are presented:

BALANCE
On 31.12.2003

Form 1 DKUD code 1801001

(in UAH thousands)

ASSET	Line code	At the beginning of year	At the end of reporting year
1	2	3	4
Non-negotiable assets			
Intangible assets:			
Depreciated cost	010	55,0	102,0
Original cost	011	278,0	333,0
Accumulated depreciation	012	(223,0)	(231,0)
Construction in process	020	48840,0	21557,0
Permanent assets			
Depreciated cost	030	419807,0	433214,0
Original cost	031	1146253,0	1195982,0
Depreciation	032	(726446,0)	(762768,0)
Long-term financial investments:			
Taken into account according to method of participation in capital of other enterprises	040	41927,0	257142,0
Other financial investments	045	20720,0	70720,0
Long-term accounts receivable	050	1586,0	1362,0
Deferred tax assets	060	31568,0	31998,0
Other non-negotiable assets	070	0	0
Goodwill when consolidating	075	0	0
Total	**080**	**564503,0**	**816095,0**
II. Negotiable assets			
Resources			
Manufacturing resources	100	112947,0	129116,0
Animals on breeding and feeding	110	766,0	0
Goods in process	120	49617,0	49036,0
Finished products	130	13940,0	32938,0
Goods	140	5204,0	4807,0
Received bills of exchange	150	0	0
Accounts receivable for goods, works, services Net selling value	160	238213,0	257765,0
Original cost	161	239053,0	258245,0
Reserve of uncertain debts	162	(840,0)	(480,0)
Accounts receivable on settlements :			
with budget	170	13090,0	12831,0
On advances given	180	18461,0	39843,0
On incomes charged	190	98,0	123,0
On internal settlements	200	0	0
Other current accounts receivable	210	3226,0	3037,0
Current financial investments	220	0	0
Monetary funds and their equivalents			
In national currency	230	255,0	531,0
In foreign currency	240	6042,0	4456,0
Other negotiable assets	250	3633,0	18098,0
Total	**260**	**465492,0**	**552581,0**
III. Expenditures of future periods	**270**	**3092,0**	**3082,0**
Balance	**280**	**1033087,0**	**1371758,0**

Liability	Line code	At the beginning of year	At the end of reporting year
1	2	3	4
I. Owned capital			
Authorized capital	300	13471,0	13471,0
Share capital	310	0	0
Extra laid-down capital	320	37181,0	37181,0
Other extra capital	330	477241,0	477339,0
Capital reserves	340	19086,0	19086,0
Retained income (uncovered loss)	350	324243,0	342402,0
Unpaid capital	360	(0)	(0)
Exempt capital	370	(0)	(0)
Accumulated exchange rate difference	375	(0)	(0)
Total	**380**	**871222,0**	**889479,0**
Minority interest	385	0	0
II. Security for future expenses and payments			
Security for personnel payments	400	8001,0	11068,0
Other securities	410	0	0
Sum of insurance payments	415	0	0
Sum of re-insurers' parts in insurance reserves	416	(0)	(0)
Purpose financing	420	88,0	194,0
Total	**430**	**8089,0**	**11262,0**
III. Long-term liabilities			
Long-term bank credits	440	0	0
Other long-term financial liabilities	450	0	0
Deferred tax liabilities	460	0	0
Other long-term liabilities	470	95,0	205891,0
Total	**480**	**95,0**	**205891,0**
IV. Current liabilities			
Short-term bank credits	500	19610,0	17058,0
Current indebtedness on long-term liabilities	510	0	0
Issued bills of exchange	520	12295,0	38885,0
Accounts receivable for goods, works, services	530	102850,0	193824,0
Current liabilities on settlements:			
On advances received	540	3764,0	2817,0
With budget	550	2842,0	2225,0
On off-budget payments	560	0	674,0
On insurance	570	2483,0	2568,0
On labour payment	580	5167,0	5132,0
With participants	590	276,0	260,0
On internal settlements	600	0	0
Other current liabilities	610	4394,0	1683,0
Total	**620**	**153681,0**	**265126,0**
V. Incomes of future periods	**630**	**0**	**0**
Balance	**640**	**1033087,0**	**1371758,0**

STATEMENT ON FINANCIAL RESULTS
over 2003

Form No.2 DKUD code 1801003

1. FINANCIAL RESULTS

(in UAH thousands)

Index name	Line code	Over reporting period	Over Previous period
1	2	3	4
Income (proceeds) from sales (of goods, works, services)	010	1877410,0	1536614,0
Value added tax	015	(184554,0)	(197757,0)
Excise tax	020	(0)	(0)
	025	(0)	(0)
Other deductions from income	030	(9234,0)	(7133,0)
Net income (proceeds) from sales of products (goods, works, services)	035	1683622,0	1331724,0
Prime cost of products sold (goods, works, services)	040	(1468986,0)	(1223239,0)
Gross Profit	050	214636	108485,0
Loss	055	(0)	(0)
Other operational incomes	060	82720,0	127247,0
Administrative expenditures	070	(125323,0)	(47743,0)
Sales expenditures	080	(50918,0)	(36130,0)
Other operational expenditures	090	(85834,0)	(127511,0)
Financial results from operational activity profit	100	35281,0	24348,0
loss	105	(0)	(0)
Income from participation in capital	110	0	0
Other financial incomes	120	881,0	481,0
Other incomes	130	3177,0	8768,0
Financial expenditures	140	(2670,0)	(1774,0)
Losses from participation in capital	150	(0)	(0)
Other expenditures	160	(3494,0)	(2215,0)
Financial results on ordinary activity before taxation Profit	170	33175,0	29608,0
Loss	175	(0)	(0)
Tax on ordinary activity profit	180	15016,0	12936,0
Income on ordinary activity profit tax	185	0	0
Financial results from ordinary activity: Profit	190	18159,0	16672,0
loss	195	(0)	(0)
Extraordinary: Incomes	200	0	0
expenditures	205	(0)	(0)
Taxes on extraordinary profit	210	0	0
Minority interest	215	0	0
Net Profit	220	18159,0	16672,0
Loss	225	(0)	(0)

II. ELEMENTS OF OPERATIONAL EXPENDITURES

Index name	Line code	Over reporting period	Over previous period
1	2	3	4
Material expenditures	230	1202473,0	1065612,0
Labour expenditures	240	97830,0	91768,0
Deductions for social needs	250	37690,0	34927,0

1	2	3	4
Depreciation	260	39282,0	38932,0
Other operational expenditures	270	164947,0	39999,0
In total	280	1542222,0	1271238,0

III. CALCULATION OF INDICES

Index name	Line code	Over reporting period	Over previous period
1	2	3	4
Annual average quantity of common shares	300	53885000,0	53885000,0
Corrected annual average quantity of common shares	310	53885000,0	53885000,0
Net profit on one common share (UAH)	320	0,337	0,309
Corrected net profit on one common share (UAH)	330	0,337	0,309
Dividends on one common share (UAH)	340	-	0,14

XIII. Data in shares issue:

Date and number of decision (proceedings) on shares issue

Proceedings No.3 dated 27.08.2004.

Name of body that has taken the decision:

Decision on additional (third) emission of shares was taken by special general meeting of shareholders of Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant", which took place on 27.08.2004.

Quantity of shareholders' votes, who voted for taken decision on additional issue of shares, is 38 028 178 votes, that comprise 88,254% from the total quantity of votes of shareholders, which registered to take part in special general meeting of shareholders. Shareholders and their representatives in amount of 43 089 255 votes, that comprise 79,97% from the total quantity of shareholders' votes, were registered to take part in special general meeting of shareholders.

Total nominal value of shares, which is planned to subscribe for:

Total nominal value of shares, which is planned to subscribe for, is 300 000 000 (three hundred million UAH).

The purpose to use financial resources obtained from issue:

The purpose of shares issue is to strengthen the financial stability of the Company, to provide its further development and to strengthen competitive ability of products at the market.

Funds in amount of 300 000 000 (three hundred million), which are planned to receive from issue of 1 200 000 000 (one milliard two hundred million) common registered shares with nominal value 0,25 UAH, will be used for implementation of the Production Development Program and investment programs (20%) and replenishment of circulating assets (80%).

Financial resources obtained from additional (third) issue of shares will not be directed to cover of losses.

Quantity of actions according to kinds and categories:

1 200 000 000 (one milliard two hundred million) common registered shares are issued in total.

Preference shares and ordinary shares are not issued.

Form of shares issue:

Shares are issued in documentary form.

List of founders:

The State represented by State Property Fund of Ukraine (location: 19/9 Kutuzov str., Kyiv, 01001, Ukraine, tel. (044) 295-12-74) and organization of lessees of Nizhnedneprovsky Tube Rolling Plant named after Karl Libknekht (location: 21 Stoletov str., Dniepropetrovsk, 49081, Ukraine, tel. (0562) 35-93-01, 35-92-50), registered by order of the Executive Committee, Dniepropetrovsk Municipal Council of Peoples' Deputies, dated 30.12.1992, under No.1205-p, are Founders of the Company.

On 27.08.2004 State Property Fund of Ukraine has no common registered shares of the Company in its property; labour collective has 2 965 189 (two million nine hundred sixty five thousand one hundred and eighty nine) common preference shares in its property, that comprise 5,5 % of authorized capital.

Rights given to owners of registered and preference shares:

Shareholders of the Company have the right:

- to take part in Company management in order determined by the Statute;

- to take part in distribution of Company profit and to receive its part (dividends). Persons, who are Company shareholders at the beginning of dividends payment, have the right to receive the part (dividends) in proportion to their share;

- to obtain all information on their personal account, as well as information on Company activity. The Company is obliged to give them at their request annual balances, Company reports on its activity, proceedings of meetings for examination;

- to enter the Company and to leave it in order established by the legislation;

- to receive part of Company property value in case of its liquidation in proportion to nominal value of Company shares owned by them;

- to sell, to give, to exchange, give on the security, inherit, to will all or part of shares owned by them;

- to give management of their actions (including right to vote) to another person;

- equal prior right to purchase shares of additional issue in proportion to their part in Company statutory fund at the moment of taking decision on shares issue;

- other rights according to the legislation of Ukraine in force.

The Company has not carried out issue of preference shares.

Nominal value of shares:

Nominal value of one share is 0,25 UAH.

Series and order numbers of shares:

Shares are issued in one series A under №№ from 53885001 till 1 253 885 000.

Addresses of location to subscribe for shares, dates of shares subscription starting and termination:

Subscription for shares is carried out at Company location: 21 Stoletov str., Dniepropetrovsk, 49081, Ukraine. Tel. for inquiries: (0562) 34-94-66.

Subscription for shares is carried out from 20.10.2004 till 10.11.2004 inclusive.

Term to carry out the first stage of subscription is established from 20.10.2004 till 3.11.2004 inclusive.

Term to carry out the second stage of subscription is established from 4.11.2004 till 10.11.2004 inclusive.

Share price rate planned:

Share price rate planned is 0,25 UAH each share.

Information on shares market value:

Shares value on 30.06.2004 at the last auction of the First Stock Trade System was 7,35 – 7,70 UAH for a share. At stock exchanges shares are not quoted. At off-exchange market the value of shares is 6,50 UAH for a share.

Detailed description of procedure for shares subscription and payment and order to sale shareholders' prior right on shares purchase:

All shareholders of the Company have equal prior right on purchase of shares issued in addition in number proportional to their part in the statutory capital on the date, when the decision on shares issue is taken.

Subscription for actions of additional issue is carried out in two stages:

- at the first stage the prior right of shareholders on purchase of shares issued in addition in number proportional to their part in statutory capital on the date, when the decision on shares issue is taken, is implemented.

To implement own prior right on purchase of shares issued in addition in number proportional to shareholder's part in statutory capital on the date, when the decision on shares issue is taken, within the first stage of subscription, an application on shares purchase is handed and payment for shares is made in accordance to terms of issue, which are stated in this document.

At the first stage shareholders' applications on purchase of shares issued in addition in number proportional to shareholder's part in statutory capital on the date, when the decision on shares issue is taken, are considered and met.

Holding of shares, which is purchased by a shareholder at the time of implementation of his prior right, if it is not the whole number, is expressed in round number towards decrease. Period to carry out the first stage of subscription is 15 calendar days and lasts from 20.10.2004 till 3.11.2004 inclusive.

Shares not sold at the first stage of subscription are subject to sales at the second stage of subscription in limits of announced issue of 1 200 000 000 (one milliard two hundred million) common registered shares.

- at the second stage the right of other investors on purchase of shares issued in addition and of existing shareholders in number exceeding the number of shares, which the shareholder has implemented his prior right on, is implemented. At that, at the second stage the Company shareholders have prior right for purchase of shares issued in addition. Shareholders' applications on purchase of shares issued in addition are met in the first place (in order of priority depending on date and time of coming) in number exceeding the number of shares, which the shareholder has implemented his prior right on. Other investors' applications on purchase of shares issued in addition are met (depending on date and time of coming) when shareholders' applications have been met.

Since this decision does not foresee the opportunity to go outside the announced issue of 1 200 000 000 (one milliard two hundred million) common registered shares, all applications received at the second stage of subscription are considered exceptionally within quantity of shares remained, when shareholders have implemented their prior right at the

first stage of subscription, and if they do not exceed the announced number of additional shares issue. That is, organization committee does not meet applications of shareholders and investors, which are received at the second stage of subscription, when previous applicants have exhausted the volume of announced additional shares issue.

Shareholder's or investor's application on purchase of holding of shares, which exceeds partially the limits of accepted volume of shares issue, is subject to meet in limits of announced shares issue.

The second stage of subscription starts from the day following the termination of the first stage.

Period to carry out the second stage of subscription is 7 calendar days and lasts from 4.11.2004 till 10.11.2004 inclusive.

Applications received from investors, who are not shareholders, are not considered before the start of the second stage of subscription.

From the day following the termination of the first stage of subscription, at shareholder's or other investor's request, administrative board of the Company is to give information on number of shares, which have been subscribed for at the first stage.

Persons, who want to subscribe for shares (at the first or second stage of subscription), present application (at every stage of subscription separately) to organization committee formed by Supervisory Board of the Company, where the following is to be foreseen: name in full , EDRPOU code, banking and other requisites (for legal persons) or surname, name, patronymic name, passport data (for natural persons), addresses, numbers of telephones and other means of communication, number of shares, total value to purchase the holding of shares, which is determined by the way of multiplication of number of shares announced for purchase by share price rate.

Location of the organization committee is at place of Company location.

Working hours of the organization committee on reception of applications are:

Mn – Fr from 10.00 till 16.30

St – Sn from 10.00 till 14.00

On 4.11.2004 the organization committee works from 14.00 till 18.00.

The organization committee is formed in quantity of 7 or more persons by the decision of Supervisory Board.

The organization committee is headed by a chairman of the organization committee, who has been appointed by Supervisory Board.

All questions relating to reception of applications on subscription for shares, control of their conformity to this decision, their registration in log book of shares disposal, formation of contracts on subscription are regulated by the organization committee. The organization committee within its competence may meet in private sessions, which are legally qualified when not less than 2/3 of its members are present at them. Decisions are taken by simple majority of votes from persons present. When quantities of votes are equal, chairman's vote is deciding. Decisions of the organization committee are formed with proceedings.

The organization committee is obliged to give information on state of subscription for shares to Administrative Board and Supervisory Board of the Company.

On termination of subscription the organization committee passes all available materials to the Administrative Board.

Applications on purchase of shares are presented by applicant personally or by person authorized by him.

When presenting application from a legal person, authorized representative of the legal person is to confirm properly according to the legislation of Ukraine his powers and to present document identifying the person and (at the first stage of subscription) extract from Register of shareholders on 27.08.2004, or interim certificate on property right on registered securities, or certificate of shares or extract from account in securities of keeper on 27.08.2004.

Applications are registered in Log Book of shares disposal in accordance to date and time of application receipt by the organizational committee.

Persons, who have presented applications in the course of corresponding stage of subscription, enter into shares sales agreement in the process of subscription (agreement on subscription for shares), separately during every stage of subscription, where the following is determined: name in full, EDRPOU code, banking and other requisites (for legal persons) or surname, name and patronymic name, passport data, identification code of tax payer (for natural persons), addresses, numbers of telephone and other means of communiunication, quantity, nominal value, value of share sales and total value of shares, which are planned to purchase, procedure of payments for shares, shareholder's responsibility in case of failure to make payment for shares and other necessary requisites, and pay the corresponding sum of money according to the agreement

Agreement of subscription for shares, which is concluded at the first stage of subscription, is to include number of shares, which does not exceed number of shares, which the shareholder has the prior right on, on date of taking the decision on shares issue.

Right of property on shares subscribed and paid in accordance with the agreement of subscription for shares is assigned to subscriber from the moment of entering the corresponding information into the system of Register of Registered Securities Owners. Breach of shares payment periods causes consequences determined in this Information and in agreement of subscription for shares.

Sum total payable is determined by the way of multiplication of number of shares announced for purchase by shares price rate of shares, which comprise 0,25 UAH for one share.

Subscription for shares is carried out as follows:

- in the course of the first stage of subscription the shareholders pay in money in amount not less than 50% (advance payment) value of shares, which have been subscribed for by them at the first stage of subscription, and present document confirming the advance payment to the organization committee not later the termination of the first stage;

- in the course of the second stage of subscription the investors and/or shareholders pay in money in amount not less than 50% (advance payment) value of shares, which have been subscribed for by them at the second stage of subscription, and present document confirming the advance payment to the organization committee not later the termination of the second stage;

- the remaining sum of shares value, which are subscribed for at both stages of subscription, is paid within 90 days from the moment of starting the subscription for shares.

Shareholders and investors – natural persons present documents confirming timely advance payment and/or remaining payment for shares subscribed, in particular, statements from payment office of the Company (if the above-stated payments are made to the cash-office of the enterprise)

Document confirming the advance payment made by legal persons is to include confirmation that funds have been written off the payer's account in issuer's favour in return for shares in the course of subscription.

After payment of 50% of total value of shares, on which the subscription has been carried out in time, and presentation of document confirming the full advance payment made by subscriber to the organization committee (except persons who have made the advance payment to the cash-office of the Company at a stated time) the Company gives an interim certificate to the subscriber on sale of corresponding number of shares.

In case the document confirming the full advance payment made by subscriber is not presented to the organization committee at the time stated in this Information (except persons who have made the advance payment to the cash-office of the Company at a stated time), his subscription is considered invalid. Money paid as advance payment not in full or without presentation of document confirming payment in time is returned to the subscriber within 30 days after termination of the corresponding stage of subscription.

In case the total value of shares is not paid or paid partially within 90 days from the moment of starting the subscription for shares, subscriber receives rights of property only on shares in limits of sum paid. Issuer disposes remaining shares according to terms of the legislation in force and the Statute of the Company.

Payment for shares of additional (third) issue is made in accordance with the concluded agreement by the way of paying money in national currency of Ukraine to the settlement account of the Company or directly to the cash-office of the Company (natural persons).

Bank requisites of the Company for transfer of money for shares:

Acc. 2600830000317 in JSB "Credit-Dnipro", Dniepropetrovsk, MFO 305749.

Non-residents of Ukraine make payment for shares of additional issue in national currency of Ukraine according to the agreement on subscription for shares from non-resident-investor's account opened in Ukrainian bank.

Certificates on shares are given to shareholders not later than 6 months after registration of shares issue.

Actions taken in case of excess (non-achievement) of planned level of subscription for shares or its termination before due date:

In case the total volume of issue in amount of 1 200 000 000 (one milliard two hundred thousand) is achieved in the course of subscription, subscription for shares will be stopped ahead of due time. Excess of issue volumes is not foreseen. In case the planned level of subscription for shares is not achieved, decision on confirmation of subscription results will be taken by the General Meeting of shareholders.

When refusing from issue of shares, money paid is returned within 30 days from the date of taking the corresponding decision.

Name of Securities Seller:

The Company does not use services of securities seller.

Terms, procedure and addresses of places, where dividends are paid according to results of the calendar year:

Procedure of net profit distribution and cover of losses is determined in accordance with the legislation in force, by Statute and internal normative acts of the Company and confirmed by General Meeting of shareholders on submission made by the Administrative Board and agreed with the Supervisory Board.

General Meetings of the Company determine term and procedure of dividends payment. Dividends on shares are paid to shareholders according to results of the calendar year, once a year in proportion to the number of shares owned by them in limits of amount approved by the General Meeting.

The Company has no right to announce and to pay dividends:

- before payment of all authorized capital;

- when decreasing the total value of net assets of the Company to amount less than amount of the authorized capital and reserve (insurance) fund;

- in other cases stated by the legislation.

Right to receive part of profit (dividends) in proportion to part in the authorized capital of the Company belongs to persons, who are shareholders of the Company at the beginning of dividends payment period.

Legal persons receive dividends by the way of money transfer to their accounts or in any other way according to decision of General Meeting of shareholders. Natural persons may receive dividends by the way of money transfer to

their accounts, through the cash-office of the Company, or by any other way foreseen with the decision made by the general meeting of shareholders.

Dividends not received are deposited.

XIV. List and results of previous issues of securities:

The first issue was made in the process of privatization of the Company by the way of issue of 21 554 000 (twenty one million five hundred fifty four thousand) common registered shares, each with nominal value of 0,25 UAH to the sum total of 5 338 500 (five million three hundred thirty eight thousand five hundred) UAH.

Certificate No. 2/1/95 dated 4.01.1995 was given by the Ministry of Finance of Ukraine. According to requirements of the State commission on securities and stock market (hereinafter referred to as SCSSM relating to correspondence of forms of securities issue to the legislation in force, re-registration of shares issue was made and Certificate on registration of securities issue was received under No. 142/04/1/98 dated 16.07.1998, which was given out by the Dniepropetrovsk territorial administration of the State commission of securities and stock market.

All shares issued have been paid in full according to value not less than nominal one.

Privatization of the Company was completed (order of State Property Fund of Ukraine No. 1397 dated 8.12.1997 "On completion of privatization process at OJSC "Nizhnedneprovsky Tube Rolling Plant").

In the course of privatization Company shares were disposed as follows:

- legal persons – 2 967 811 shares (13,77%);
- natural persons – 18 586 189 shares (86,23%)/

Special Meeting of Company shareholders, which took place on 26.12.2000, took decision to carry out the additional (second) issue of shares.

All shareholders of the Company had the prior right to purchase shares issued in addition in number proportional to their part in the authorized capital on the date of taking the decision to issue shares.

Subscription for shares of additional (second) issue was carried out in accordance with terms of shares issue, which had been taken by the special meeting of shareholders dated 26.12.2000, and stopped ahead of time in connection with that in the course of subscription the planned volume of issue had been achieved in amount of 32 331 000 (thirty two million three hundred thirty one thousand) shares.

Subscription for shares of the Company was made at two stages:

- at the first stage the prior right of shareholders to purchase shares issued in addition in number proportional to their part in the authorized capital on the date of taking the decision to issue shares, was implemented;
- at the second stage the right of other investors to purchase shares issued in addition and of existing shareholders to purchase shares issued in addition in number exceeding the number of shares, which the shareholder had implemented his right on, was implemented. At that, at the second stage shareholders of the Company enjoyed the prior right to purchase shares issued in addition.

In the course of subscription the shares were disposed as follows:

- legal persons – 31 133 066 shares (99,39%);
- natural persons – 197 934 shares (0,61%).

According to SCSSM requirements concerning the registration of issue of open joint stock company shares and enterprise securities and information on their issue, the additional (second) issue of shares was registered and Certificate on registration of securities issue (including the last issue) No. 164/1/01 dated 18.04.2001, which was given out by the State commission on securities and stock market, was received.

Additional (second) issue of securities gave to their holders the rights equal to rights on securities issued earlier.

Issue of preference shares, ordinary shares and bonds as well was not carried out by the Company.

XV. Number of shares owned by the Executive Body members and list of persons, whose shares in the authorized capital exceed 5%:

The Executive Body members of the Company own 2 052 221 (two million fifty two thousand two hundred and twenty one) common registered shares on 30.06.2004.

Information on persons, whose part in the authorized capital exceeds 5%, is given in the table:

№	Name of legal person	Number of shares (pcs)	From the total number of shares (%)
1.	"ALLIED STEEL HOLDING B.V."	12 869 366	23,88
2.	Company with limited liability, firm "Kuvera"	5 334 615	9,90
3.	"BLUMBERG INDUSTRIES LLC"	5 246 244	9,74
4.	"ROSEN ASSET MANAGEMENT S.A."	4 849 650	9,00
5.	Company with limited liability "ABiKO"	4 748 277	8,81
6.	Joint Stock Bank "ING BANK UKRAINE" *(nominal holder) including, including part more 5% on 27.08.2004 p. :* *- Ukraine Value Opportunities Fund, Limited;* *- The Bank of New York (Depositary in USA on ADR (American Depositary Receipts)*	11 323 328 3 961 490 7 219 596	21,01 7,35 13,398

XV. Data on Registrar:

According to the legislation of Ukraine in force, the independent registrar, company with limited liability "Alfa-Invest" keeps the Register of Company registered securities owners, which is approved by the general meeting of shareholders (proceedings of the general meeting of shareholders No. 6 dated 29.03.2001).

Legal address: Ukraine, 49600, Dniepropetrovsk, 17 Lenin str., of. 96, tel./fax (0562) 36-13-54, EDRPOU code 24995460.

License to carry out activity on keeping the registers of registered securities owners, AA № 770057 dated 26.03.2004 was given out by the State commission on securities and stock market.

Keeping the Register of Company registered securities owners is carried out by Registrar on the basis of the agreement on keeping the Register of shareholders of OJSC "Nizhedneprovsky Tube Rolling Plant" № 3-2001/630011067 dated 29.03.2001.

XVII. Data on depositary for securities:

The Company does not use services of depositary for securities.

XVIII. Data on persons responsible for information on shares issue:

Persons responsible for formulation of this information are:

- resident of Ukraine – Esaulov Gennady Olexandrovich – Chairman of the Board – General Director of OJSC "Nizhnedneprovsky Tube Rolling Plant";
- resident of Ukraine – Sokolova Irina Volodymirivna – chief accountant of OJSC "Nizhnedneprovsky Tube Rolling Plant";
- resident of Ukraine – Zinkevich Valentina Volodymirivna – chief executive of the company with limited liability of the audit firm "Insider-Centre", EDRPOU code 31154676, address: 49600, Dniepropetrovsk, 29-A Naberezhna Lenina str., tel/fax (056) 744-33-06.

XIX. Data on exchanges and off-exchange trade information systems, where Issuer's securities were sold or are selling:

"Stock trade system PFTS" registered DKCPFR trade organizer.
Address: Ukraine, 01001, Kyiv, 31 Shchors str., (5th floor)
Tel. (044) 252-88-08, fax (044) 252-85-53.

XX. Data on persons responsible for audit process of Issuer:

Company with limited liability, audit firm "Insider-Centre", EDRPOU code 31154676, certificate on entering into the Register of audit activity subjects No. 2459 dated 26.01.2001. Certificate was given out by the decision of the Audit Chamber of Ukraine No.98 dated 26.01.2001 and is valid till 26.01.2006.

Address: 49600, Dniepropetrovsk, 29-A Naberezhna Lenina str.

Tel/fax (056) 744-33-06; e-mail: root@insider.dp.ua

Chief executive: Zinkevich Valentina Volodymirivna

Certificate: series A № 001778 issued by the Audit Chamber of Ukraine under decision № 23 dated 27.12..1994, prolonged under decision of the Audit Chamber of Ukraine № 128 dated 30.10.2003

XXI. During the three calendar years, activities on sanitation with respect to the Company were not carried out. Bankruptcy cases against it was not taken:

- I, Esaulov Gennady Olexandrovich, resident of Ukraine, by my signature and stamp confirm the authenticity of the data, which are listed in the information on additional shares issue of the Open Joint Stock Company "Nizhnedneprovsky Tube Rolling Plant"
- I, Sokolova Irina Volodymirivna, resident of Ukraine, by my signature and stamp, confirm the authenticity of the balance and financial results, which are listed in the information, on additional shares issue of the Open Joint Stock Company "Nizhnedneprovsky Tube Rolling Plant"
- I, Zinkevich Irina Volodymirivna, resident of Ukraine, confirm the balance and financial results report data, which are listed in the information on additional shares issue of the Open Joint Stock Company "Nizhnedneprovsky Tube Rolling Plant"

Chairman of Board, General Director	(signature)	G.O.Esaulov
Chief Accountant	(signature)	I.V.Sokolova
Auditor, Chief Executive TOV "Insider-Centre"	(signature)	V.V.Zinkevich

Seal:

Attachment 20

RECEIVED
2004 NOV -5 A 11:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No.82-4814

AUDITING FIRM
INSIDER-CENTER
Phone/fax: 744-33-06, ph.: 41-68-47, 41-65-30
E-mail: root@insider.dp.ua
49600, 29-A, Naberezhnaya Lenina, Dnepropetrovsk

N01-02/11
04.08.2004

To Open Joint-Stock Company
«Nizhnedneprovsky Tube rolling plant»

To Dnepropetrovsk Territorial Management of the State Committee on Securities and Stock Market

AUDITOR'S CONCLUSION

Of the independent auditing firm, OJSC "Inside-Center" about adequacy of financial performance of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant»

Under agreement No. 02-02/03-06/530040130, dated December 25, 2003, the Company with limited liability, firm "Inside Center" that has it head office at the address: 29-A, Naberezhnaya Lenina, Dnepropetrovsk, 49600 (phones (056) 371-61-40, 744-33-06) and is acting in compliance with the Statute and Certificate On Registration as the subjects of the auditor activity No. 2459 issued by the Decision of Auditor Chamber of Ukraine No. 98, dated January 26, 2001, valid till January 26, 2006, has carried out an audit of adequacy of financial accounting document of the Open Joint-Stock Company «Nizhnedneprovsky Tube rolling plant» and its financial performance as of 30.06.2004.

The audit was carried out in Dnepropetrovsk from January 01 till Juny 30, 2004.

For auditor's check of the Open Joint-Stock Company «Nizhnedneprovsky Tube rolling plant» has submitted information on its financial and economic activity for the period from 01.01.2004 till 30.06.2004.

Responsibility for adequacy and completeness of the submitted information rests upon the management of the Open Joint-Stock Company «Nizhnedneprovsky Tube rolling plant». Our liability was to prepare conclusion by the results of the auditor's check.

The audit was performed in compliance with requirements of the Law of Ukraine "On auditor's activity", "On securities and stock exchange", "On state regulation of the securities market in Ukraine", "On book keeping and financial accounting in Ukraine"; National Regulations (Standards) of book keeping, national normative of audits in Ukraine, and other legislative acts.

The scope of the audit has been planned by in compliance with the national norms of auditing so that we were able to reveal substantial mistakes and infringement, which may affect information reported in the financial accounting documents. Auditors checked, using tests, information which reconfirms the digital data in the financial accounting documents.

In the course of the auditor's check, we have estimated the accounting principles used by the Company, truthfulness of existence and accuracy of evaluation of assets, owner's entity and liabilities, the degree of the mistake was defined according to the national norms of auditing No. 320.

We believe that we have received sufficient evidences of the fact that financial reports do not contain essentially unreliable information.

As the result of the auditor's checks, it was ascertained that:

Full name:
Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant»;

Code by EDRPOU:
05393116;

Location:
21, Stoletova Street, Dnepropetrovsk, 49081.

The Company is registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies on December 28, 1994, registration No. 10059-ÀT, Certificate of the state registration (re-registration) of the subject of entrepreneur activity No. 05393116.

Amendments to the constituent instruments:

- Amendments and supplement No. 1 to the Statute of Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition) are approved by the General Meeting of shareholders (minutes dated 22.05.96 No. 1) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (Order dated 29.05.96 No.394-p);
- Amendments and supplement No. 2 to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 2 dated 05.03.97) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (Order dated 23.04.97 No. 394-p);
- Amendments and supplement No. 3 to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 3 dated 22.06.98) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (Order dated 27.07.98 No. 762-p);
- Amendments and supplement No. 4 to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 4 dated 01.06.99) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 13.07.99 No. 04052092Ю0010023);
- Amendments and supplement No. 5 to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 5 dated 16.05.2000) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 26.06.2000 No. 04052092Ю0010023);
- Amendments and supplement No. 6 to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 6 dated 29.03.2001) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 12.04. 2001 No. 04052092Ю0010023);
- Amendments and supplement No. 7 to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 7 dated 14.05.2002) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 05.06.2002 No. 04052092Ю0010023)
- Amendments and supplement No. 8 to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 8 dated 19.06.2003) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 30.07.2002 No. 04052092Ю0010023)
- Amendments and supplement No. 9 to the Statute of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» (in its new Edition), are approved by the General Meeting of shareholders (minutes No. 9 dated 26.03.2004) and registered by the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies (registration case, dated 28.07.2004 No. 04052092Ю0010023)

Main kinds of activity:

The Company realizes the activity on the basis and in compliance with the current legislation of Ukraine and the Statute.

Code by ZKGNG	Kinds of activity
12140	Manufacture of pipes
71212	Trade of medicines
91514	Polyclinic establishments
95130	Designing organizations referred to as scientific organizations
61124	Installation works
71130	Wholesale trade by non-state organizations (excluding consumer cooperative societies)

The Company realizes its foreign trade activities as the subject of foreign trade activities pursuant to the purpose and within the scope of its activity.

The founders of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» are the state on behalf of the Fund of State Property of Ukraine. Location: 18/9, Kutuzova Street, Kiev, phone (044) 295-12-74, and the organization of leasers of the «Nizhnedneprovsky Tube rolling plant named after Karl Liebkneht» registered by

the Order of the Executive Committee of the Dnepropetrovsk Municipal Council of People's Deputies dated 30.12.92 No.1205-p.

The Authorized For the period of und is established in compliance with the Act of Assessment of assets cost of the lease enterprise «Nizhnedneprovsky Tube rolling plant named after Karl Liebkneht» approved by the Fund of State Property of Ukraine that is distributed among the founders as follows:

- Organization of leasers «Nizhnedneprovsky Tube rolling plant named after Karl Liebkneht» - 16 828 240 (sixteen millions eight hundred and twenty eight thousand two hundred and forty) common shares for the amount of 4207060 (four million two hundred seven thousand sixty) hrivnas which make 78.07 % of the Authorized Capital;
- The Fund of State Property of Ukraine – 4 725 760 (four million seven hundred and twenty five thousand seven hundred and sixty) of common registered shares for the amount of 1 181 440 (one million one hundred and eighty one thousand four hundred and forty) hrivnas which make 21.93 % of the Authorized Capital;

Privatization of the Company has been completed (Order of the Fund of State Property of Ukraine No. 1397 dated December 8, 1997 "On completion of the process of privatization of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant ").

The first issue pipe shares was carried out during privatization of the Company by issue of 21 554 000 (twenty one million five hundred and fifty four thousand) common registered shares with par value of 0.25 hrivnas each for the total amount of 5 388 500 (five millions three hundred and eighty eight thousand five hundred) hrivnas.

Additional (second) issue of shares has been carried out in the process of open subscription for 32 331 000 (thirty two millions three hundred and thirty one thousand) common registered shares with par value of 0.25 hrivnas for the total amount of 8 082 750 (eight millions eighty two thousand seven hundred and fifty) hrivnas.

Fund of State Property of Ukraine has no common registered shares of the Company.

Holders of shares whose part in the Authorized Capital exceeds 5 percents are:

- "Allied Steel Holding B.V."
- "Rosen Asset Management S.A."
- "Blumberg Industries LLC"
- Company with limited liability, firm "Kuvera"

Entries to the Register of the Company's shareholders are filed in compliance with the current legislation of Ukraine and agreement dated 29.03.2001 No. 3-2001/630011067 by the independent registrar – Company with limited liability "Alfa-Invest" and approved by the General Meeting of Shareholders (minutes No. 6 dated 29.03.2001). Legal address: Office 96, 17 Lenin Street, Dnepropetrovsk, 49600, Ukraine.

Accounting is carried out in the form of book-orders basing on principles of revenues and expenses.

To provide adequacy of data in book of financial accounting the Company is periodically performing inventory of assets and liabilities.

The remains and errors revealed by inventories of assets are shown in the report on financial results.

The submitted financial accounting documents are based on principles and manners of disclosure of information which are regulated by National Regulations (Standards) on book keeping. Indices of financial accounting and book keeping comply with each other.

Accounting policy of the Company is based on requirements of normative documents, Order No. 20, dated 03.01.2002. No changes were introduced for the accounting year into the accounting policy of the Company.

Accounting of assets are classified according to normative documents of book keeping:

- Non-current assets;
- Long-term assets;
- Stocks;
- Accounts receivable;
- Money resources;

Expenses of future periods and recognized by the Company pursuant to P(S)BO No. 7 "Fixed assets" as original cost.

Original cost of fixed assets is increased for the amount of expenses related to improvement of the object (modernization, reconstruction, re-equipment, etc.).

Amortization of fixed assets assessed according to the revenue laws.

Amortization of low-value intangible assets is determined to be equal to 50 % at the moment of transfer into operation and 50 % at writing-off from the balance.

Assessment as on the date of Balance Sheet has not been carried out.

Fixed assets are estimated on the Balance Sheet by the price of acquiring or manufacturing taking in account indexations of 1992-1996, which were used according to the Decrees of the Government.

Assessment as on the date of the Balance Sheet has not been carried out.

The Balance Sheet takes into account fixed assets of state property that were not considered in the Act of the Authorized Capital Assessment during privatization.

Land is not the property of the Company and is in the long-term use.

Cost of the incomplete capital investments has been evaluated depending on incurred expenses.

Intangible assets are shown on the Balance Sheet by their original cost. Amortization is estimated for the whole period of their useful use which is established from the moment of assets approval by the straight line method and comply with the requirements of P(S)BO No. 8 "Intangible assets".

Income and expenses on leasing of fixed assets of both the leaser and lessor are assessed pursuant to P(S)BO No. 14 "Lease.

Long-term financial investments are estimated and shown on the Balance Sheet in compliance with P(S)BO No. 12 "Financial investments".

Investments that are taken into account by the method of their participation in the capital of other enterprises as on the date of the Balance Sheet are not re-assessed because the Company regards this amount as insignificant.

Initial estimation of acquired and produced stocks complies with the procedure of approval P(S)BO No. 9 "Stocks".

Writing-off of stocks from the balance on production and sales is carried out:

- Basic materials – by the average cost price;
- Raw materials and Auxiliary materials, MSP - by FIFO method;
- Goods – by sales price.

The precautionary method of expenses and cost price of the main products accounting is applied.

The cost of incomplete production consists of direct and general products expenses.

The list and structure of general production expenses and expenses for the current period complies with the methodological principles P(S)BO No. 16 "Expenses".

On the Balance Sheet, the Company's debt receivable is shown by their net cost of sale pursuant to P(S)BO No. 10. Debt receivable is separated into long-term and current.

Calculation of the doubtful debts reserve is conducted according to the methodical recommendations.

In the course of the check, it has been ascertained that situation with mutual payments is confirmed by acts of verification.

The Company does not define the list of related parties.

However, the significant part of sales and purchases is realized by the SPIG "Interpipe" and by significance of relations this Company may be deemed as related party. Assessment of assets and liabilities of operations with the SPIG "Interpipe" was performed by the Balance Sheet value.

Money resources on the Balance Sheet of the Company are resources in national currency and foreign exchange in the cash department, on current accounts with the banks, demand deposits.

The residuals in foreign exchange are converted into the accounting currency by the exchange rate of the NBU as on the date of the Balance Sheet.

Expenses of future periods are shown on the Balance Sheet and include expenses of the current period that belong to subsequent periods.

The Authorized Fund is equal to 13 471 250 (thirteen millions four hundred and seventy one thousand two hundred and fifty) hrivnas. (First issue – 5 388 500 hrivnas. Second issue – 8 082 750 hrivnas).

As on 30.06.2004, the Authorized Fund is paid off in full.

The Authorized Fund is divided into 53 885 000 (fifty three million eight hundred and eighty five thousand) common registered shares with par value of 0.25 hrivnas each. (First issue – 21 554 000 common registered shares. Second issue – 32 331 000 common registered shares).

The Company did not make redemption of its own shares.

The Reserve Fund is formed by annual deductions from the net profit of the Company. Purpose procedure of formation and use of the Fund's money is determined by the Supervisory Council

Other additional capital consists of the amounts of fixed assets indexation, renewal of own current assets by the experiment, and freely acquired assets.

The procedure of profit distribution is established by the current legislation, Statute and internal normative acts of the Company and approved by the General Meeting of shareholders by submission of the Board and coordinated with the Supervisory Council.

The General Meeting of shareholders was held on March 26, 2004, approved the results of annual financial-economic activity of the Company and distributed the profit earned in 2003.

Confirmation, classification and assessment of the Company's income has been done by the Company pursuant to requirements of P(S)BO No. 15 "Income".

Determination of the balance and taxable profits was carried out in compliance with the current legislation. In the accounting report, the taxable profit from usual activity is shown pursuant to P(S)BO No. 17 "Taxable profit". Estimation of temporary differences influence on calculation of the taxable profit from the accounting income is based on the amount of the deferred taxable assets.

Confirmation, recording and assessment of liabilities complies with the P(S)BO No. 11 "Liabilities".

Liabilities with maturities of over 12 months are shown in the structure the long-term liabilities.

Long-term liabilities are shown on the Balance Sheet by their current value.

Current liabilities consist of short-term bank credits, issued bills of exchange, accounts payable for the goods, service, current debt for the received prepayments, obligation to the budget, to off-budget funds, for insurance, payment of salaries and wages.

Current liabilities are shown on the Balance Sheet by the amounts of redemption.

Inventory of liabilities has been made as on the date on the Balance Sheet (31.12.2003), but not all amounts of liabilities have been confirmed by the acts of verification.

Coverage of disbursements shows the estimated future costs, for the accounting period, of long-service bonus and leave payments to the employees.

Apart from the above limitations, basing of the results of the performed audit procedures, we believe that we may confirm that: assets, obligation and owner's equity shown in the financial accounting documents are confirmed and classified as a whole as complying with the P(S)BO; financial results of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant»' s activity which have been declared in the financial accounting report, as a whole, are true and are shown pursuant to requirements of the Law of Ukraine "On book keeping and financial accounting in Ukraine" dated 16.07.99. No. 996-XIV and Regulations (Standards) on book keeping on the basis of true accounting data and truly represent the financial performance of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» as on 30.06.2004 by the results of operations from 01.01.2004 till 30.06.2004.

Basing on the received accounting data, we have performed the analysis of the financial status of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant». The Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» is solvent. Analysis of the Company's solvency has proved that the Company's level of solvency for the of 2004 has not changed considerably and is proved by coefficient of solvency.

The value of the coefficient of absolute liquidity for the period as on 30.06.2003, 31.12.2003 and 30.06.2004 is equal to 0.02; 0.02 and 0.01 correspondingly.

The value of the coefficient of general liquidity as on 30.06.2003 was equal to 1.47, as on 31.12.2003 - 2.08, and as on 30.06.2004 – 1.20.

The value of the coefficient of fast liquidity is correspondingly to 0.87; 1.27; 0.67.

Financial performance of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» is stable, independent of the attracted sources of finance.

Thus, the value of the coefficient of autonomy as on 30.06.2003, 31.12.2003 and 30.06.2004 is equal to 0.73; 0.65; 0.52 correspondingly. The value of the capital structure coefficient - 0.35; 0.5; 0.89.

The Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» is characterized as the liquid, solvent Company, its financial status does not depend on attracted sources of financing and it operate without stoppage.

Information on financial status of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» as on 30.06.2004 is attached.

Auditor
Executive Director of
OJSC "Insider-Center"
Certificate Series "A"
No.001778, issued by
The Auditing Chamber of Ukraine
Dated 27.12.94, Decision No. 23
Valid by the Decision of the
Auditing Chamber of Ukraine
No. 128 dated 30.10.2003. (Signature, seal) V.V. Zinkevich

MEMORANDUM

Information on financial performance of the Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant»

Estimated parameters of the financial performance and solvency are based on the submitted accounting report as on 30.06.2004.

Analysis of liquidity coefficients

Liquidity coefficient:	**30.06.2003**	**31.12.2003**	**30.06.2004**	**Norm**
General (coverage coefficient)	1.47	2.08	1.20	1.0-2.0
Coefficient of fast liquidity	0.87	1.27	0.67	0.6-0.8
Coefficient of absolute liquidity	0.02	0.02	0.01	0.25-0.5

The general liquidity coefficient (coverage) testifies the sufficiency of current assets for settlement of debts and high level of the Company's solvency.

The intermediate liquidity coefficient (fast) of 0.67 means that the Company is capable to fulfill its short-term liabilities by fast mobilization of debt receivable.

The value of the absolute liquidity coefficient (temporary) of 0.01 testifies that in case temporary absence of money resources in the current account, other accounts with the bank, the Company is not capable to make payments to its partners.

Analysis of the Company's solvency has proved that the level of solvency for the period of 2004 has not considerably changed. The Company, as on 30.06.2004, has a liquid balance and may liquidate its debts.

Analysis of financial stability

	30.06.2003	**31.12.2003**	**30.06.2004**	**Norm**
Coefficient of autonomy	0.73	0.65	0.52	0.25-0.5
Coefficient of liabilities coverage by the owner's equity (structure of the capital)	0.35	0.5	0.89	0.5-1.0

Coefficient of autonomy shows that the share of the Company's own resources in total sources of financing is considerable and reaches 52 percents as on 30.06.2004, that is, the financial status of the Company does not depend on external sources of financing.

Coefficient of liabilities coverage by the owner's equity (structure of the capital) testifies that the share of attracted resources in the total amount of resources equals, as on 30.06.2004, to 89 percents.

Conclusion: The Open Joint-Stock Company «Nizhnedneprovsky Tube Rolling Plant» is characterized as the liquid, solvent Company, its financial status does not depend on attracted sources of financing and it operate without stoppage.

Auditor
Executive Director of
OJSC "Insider-Center"
Certificate Series "A"
No.001778, issued by
The Auditing Chamber of Ukraine
Dated 27.12.94, Decision No. 23
Valid by the Decision of the
Auditing Chamber of Ukraine
No. 128 dated 30.10.2003. (Signature, seal) V.V. Zinkevich

Attachment 21

File No.82-4814

Addition
to Regulations (standard)
of accounting 2

		CODES		
Data (year, month, day)		2004	30	06
Enterprise "Nizhnedneprovsky tube-rolling plant" open joint-stock company	by EDRPOU	05393116		
Territory	by KOATUU	1210137200		
Ownership form: **COLLECTIVE OWNERSHIP**		20		
Organ of State control **Open joint-stock companies established on the base of state enterprises**	by SPODU	6024		
Branch (type of activity) **PIPES PRODUCTION**	by ZKGNG	12140		
Form of economic activity: **production of steel pipes**	by KVED	27.22.0		
Unit of measurement: **th.grn.**	Control sum			

Address: 6.21, Stoletova str., Dnipropetrovsk, 49081

BALANCE SHEET
as per June 30, 2004

Form No. 1 **Code by DKUD** **1801001**

ASSET	Line code	At the beginning of year	At the end of reporting year
1	2	3	4
Non-negotiable assets			
Intangible assets:			
Depreciated cost	010	102,0	90,0
Original cost	011	333,0	333,0
Accumulated depreciation	012	(231,0)	(243,0)
Construction in process	020	21557,0	18398,0
Permanent assets			
Depreciated cost	030	433214,0	420874,0
Original cost	031	1195982,0	1202602,0
Depreciation	032	(762768,0)	(781728,0)
Long-term financial investments:			
Taken into account according to method of participation in capital of other enterprises	040	257142,0	257172,0
Other financial investments	045	70720,0	345764,0
Long-term accounts receivable	050	1362,0	1265,0
Deferred tax assets	060	31998,0	31998,0
Other non-negotiable assets	070	0	0
Goodwill when consolidating	075	0	0
Total	**080**	**816095,0**	**1075561,0**
II. Negotiable assets			
Resources			
Manufacturing resources	100	129116,0	146360,0
Animals on breeding and feeding	110	0	0
Goods in process	120	49036,0	64699,0
Finished products	130	32938,0	55920,0
Goods	140	4807,0	9048,0
Received bills of exchange	150	0	0
Accounts receivable for goods, works, services			
Net selling value	160	257343,0	290862,0
Original cost	161	257823,0	291322,0

1	2	3	4
Reserve of uncertain debts	162	(480,0)	(460,0)
Accounts receivable on settlements :			
with budget	170	12831,0	16019,0
On advances given	180	39843,0	8448,0
On incomes charged	190	123,0	134,0
On internal settlements	200	0	0
Other current accounts receivable	210	3037,0	9470,0
Current financial investments	220	0	0
Monetary funds and their equivalents			
In national currency	230	531,0	172,0
In foreign currency	240	4456,0	3938,0
Other negotiable assets	250	18098,0	22439,0
Total	**260**	**552159,0**	**627509,0**
III. Expenditures of future periods	**270**	**3082,0**	**7162,0**
Balance	**280**	**1371336,0**	**1710232,0**

Liability	Line code	At the beginning of year	At the end of reporting year
1	2	3	4
I. Owned capital			
Authorized capital	300	13471,0	13471,0
Share capital	310	0	0
Extra laid-down capital	320	37181,0	37181,0
Other extra capital	330	477339,0	475136,0
Capital reserves	340	19086,0	19993,0
Retained income (uncovered loss)	350	341980,0	348488,0
Unpaid capital	360	(0)	(0)
Exempt capital	370	(0)	(0)
Accumulated exchange rate difference	375	(0)	(0)
Total	**380**	**889057,0**	**894269,0**
Minority interest	385	0	0
II. Security for future expenses and payments			
Security for personnel payments	400	11068,0	15118,0
Other securities	410	0	0
Sum of insurance payments	415	0	0
Sum of re-insurers' parts in insurance reserves	416	(0)	(0)
Purpose financing	420	194,0	0
Total	**430**	**11262,0**	**15118,0**
III. Long-term liabilities			
Long-term bank credits	440	0	0
Other long-term financial liabilities	450	0	0
Deferred tax liabilities	460	0	0
Other long-term liabilities	470	205891,0	279278,0
Total	**480**	**205891,0**	**279278,0**
IV. Current liabilities			
Short-term bank credits	500	17058,0	195296,0
Current indebtedness on long-term liabilities	510	0	0
Issued bills of exchange	520	38885,0	41970,0
Accounts payable for goods, works, services	530	193824,0	265061,0
Current liabilities on settlements:			
On advances received	540	2817,0	2397,0
With budget	550	2225,0	2548,0
On off-budget payments	560	674,0	332,0
On insurance	570	2568,0	2811,0
On labour payment	580	5132,0	6259,0
With participants	590	260,0	2563,0

1	2	3	4
On internal settlements	600	0	0
Other current liabilities	610	1683,0	2330,0
Total	**620**	**265126,0**	**521567,0**
V. Incomes of future periods	**630**	**0**	**0**
Balance	**640**	**1371336,0**	**1710232,0**

Director ______________________ Esaulov Gennadiy Alexandrovich
(Signature)

Chief Accountant ______________________ Irina Vladimirovna Sokolova
(Signature)

Seal

Attachment 22

File No.82-4814

Addition
to Regulations (standard)
of accounting 3

		CODES	
	Data (year, month, day)	2004 / 06 / 30	
Enterprise **"Nizhnedneprovsky tube-rolling plant" open joint-stock Company**	by EDRPOU	05393116	
Territory	by KOATUU	1210137200	
Organ of State control **Open joint-stock companies established on the base of state enterprises**	by SPODU	6024	
Branch (type of activity) **PIPES PRODUCTION**	by ZKGNG	12140	
Form of economic activity: **production of steel pipes**	by KVED	27.22.0	
Unit of measurement: **th.grn.**	Control sum		

REPORT ABOUT FINANCIAL RESULTS THROUGH
Over 1st half year of 2004

Form No.2 Code by DKUD 1801003

1. FINANCIAL RESULTS

Index name	Line code	Over reporting period	Over Previous period
1	2	3	4
Income (proceeds) from sales (of goods, works, services)	010	1289635,0	888347,0
Value added tax	015	(131827,0)	(98274,0)
Excise tax	020	(0)	(0)
	025	(0)	(0)
Other deductions from income	030	(7670,0)	(4145,0)
1	2	3	4
Net income (proceeds) from sales of products (goods, works, services)	035	1150138,0	785928,0
Prime cost of products sold (goods, works, services)	040	(1053566,0)	(720379,0)
Gross Profit	050	96572,0	65549,0
Loss	055	(0)	(0)
Other operational incomes	060	193724,0	17826,0
Administrative expenditures	070	(36652,0)	(45292,0)
Sales expenditures	080	(32209,0)	(18717,0)
Other operational expenditures	090	(190517,0)	(21720,0)
Financial results from operational activity profit	100	30918,0	0
loss	105	(0)	(2354,0)
Income from participation in capital	110	0	0
Other financial incomes	120	10,0	11,0
Other incomes	130	3272,0	926,0
Financial expenditures	140	(882,0)	(1355,0)
Losses from participation in capital	150	(0)	(0)
Other expenditures	160	(1612,0)	(1270,0)
Financial results on ordinary activity before taxation Profit	170	31706,0	0
Loss	175	(0)	(4042,0)

1	2	3	4
Tax on ordinary activity profit	180	21294,0	7801,0
Income on ordinary activity profit tax	185	0	0
Financial results from ordinary activity: Profit	190	10412,0	0
loss	195	(0)	(11843,0)
Extraordinary: Incomes	200	0	0
expenditures	205	(0)	(0)
Taxes on extraordinary profit	210	0	0
Minority interest	215	0	0
Net Profit	220	10412,0	0
Loss	225	(0)	(11843,0)

II. ELEMENTS OF OPERATIONAL EXPENDITURES

Index name	Line code	Over reporting period	Over previous period
1	2	3	4
Material expenditures	230	714258,0	593516,0
Labour expenditures	240	50959,0	50307,0
Deductions for social needs	250	20002,0	19670,0
Depreciation	260	19687,0	19703,0
Other operational expenditures	270	64851,0	42212,0
In total	280	869757,0	725408,0

III. CALCULATION OF INDICES

Index name	Line code	Over reporting period	Over Previous period
1	2	3	4
Annual average quantity of common shares	300	53885000	53885000
Corrected annual average quantity of common shares	310	53885000	53885000
Net profit on one common share (UAH)	320	0,193	0,691
Corrected net profit on one common share (UAH)	330	0,193	0,691
Dividends on one common share (UAH)	340	0	0

Director ______________ Esaulov Gennadiy Alexandrovich
(Signature)

Chief Accountant ______________ Irina Vladimirovna Sokolova
(Signature)

Seal

Attachment 23

File No.82-4814

"Economics plus" Newspaper, dated 24.09.2004 No.71

Dear Shareholders

Herewith the Opened Joint Stock Company "Nizhnedneprovskiy Tube-Rolling Plant" notifies about convening of an extraordinary General Meeting of the Shareholders that will be held on November, 19 2004 at 02:00 PM in the Conference Hall of the Opened Joint Stock Company "Nizhnedneprovskiy Tube-Rolling Plant" Administration, 21, Str. Stoletova, Dnipropetrovsk.

Agenda:

1. Adoption of results of subscription to shares of additional issue and registration of the share issue in the State Committee on Securities and Stock Market.
2. Introduction of alterations into the Company Statute.

Registration of participants of the extraordinary General Meeting of the OJSC "NTZ" will be effected at the place of the Meeting on 19.11.2004 from 11:40 to 13:40.

To participate at the Meeting of the Shareholders below documents are to be available:

- an identity card (passport) and a document confirming a right of ownership on the shares, namely a share certificate or an interim certificate confirming a right of ownership on the nominal securities or an extract from a register or an extract from a custodian accounts for the Shareholders;
- a power of attorney furnished in compliance with valid legislation or a document confirming the authorities of a representative and an identity card (passport), as well as a document confirming a right of ownership on the shares, namely a share certificate or an interim certificate confirming a right of ownership on the nominal securities or an extract from a register or an extract from a custodian accounts for the representatives of the Shareholders.

The agenda materials are available for the Shareholders at 21, Str. Stoletova, Dnepropetrovsk in compliance with valid legislation of Ukraine.

For additional information please contact by phones (0562) 35-83-47, 35-91-63

OJSC "NTZ" Board of Administration

"Dnepr Vecherniy" Newspaper, dated 25.09.2004 No.145

Dear Shareholders

Herewith the Opened Joint Stock Company "Nizhnedneprovskiy Tube-Rolling Plant" notifies about convening of an extraordinary General Meeting of the Shareholders that will be held on November, 19 2004 at 02:00 PM in the Conference Hall of the Opened Joint Stock Company "Nizhnedneprovskiy Tube-Rolling Plant" Administration, 21, Str. Stoletova, Dnipropetrovsk.

Agenda:

1. Adoption of results of subscription to shares of additional issue and registration of the share issue in the State Committee on Securities and Stock Market.
2. Introduction of alterations into the Company Statute.

Registration of participants of the extraordinary General Meeting of the OJSC "NTZ" will be effected at the place of the Meeting on 19.11.2004 from 11:40 to 13:40.

To participate at the Meeting of the Shareholders below documents are to be available:

- an identity card (passport) and a document confirming a right of ownership on the shares, namely a share certificate or an interim certificate confirming a right of ownership on the nominal securities or an extract from a register or an extract from a custodian accounts for the Shareholders;
- a power of attorney furnished in compliance with valid legislation or a document confirming the authorities of a representative and an identity card (passport), as well as a document confirming a right of ownership on the shares, namely a share certificate or an interim certificate confirming a right of ownership on the nominal securities or an extract from a register or an extract from a custodian accounts for the representatives of the Shareholders.

The agenda materials are available for the Shareholders at 21, Str. Stoletova, Dnepropetrovsk in compliance with valid legislation of Ukraine.

For additional information please contact by phones (0562) 35-83-47, 35-91-63

OJSC "NTZ" Board of Administration

"Pridneprovsky metalwoker" Newspaper, dated 24.09.2004 No.33

Dear Shareholders

Herewith the Opened Joint Stock Company "Nizhnedneprovskiy Tube-Rolling Plant" notifies about convening of an extraordinary General Meeting of the Shareholders that will be held on November, 19 2004 at 02:00 PM in the Conference Hall of the Opened Joint Stock Company "Nizhnedneprovskiy Tube-Rolling Plant" Administration, 21, Str. Stoletova, Dnipropetrovsk.

Agenda:

1. Adoption of results of subscription to shares of additional issue and registration of the share issue in the State Committee on Securities and Stock Market.
2. Introduction of alterations into the Company Statute.

Registration of participants of the extraordinary General Meeting of the OJSC "NTZ" will be effected at the place of the Meeting on 19.11.2004 from 11:40 to 13:40.

To participate at the Meeting of the Shareholders below documents are to be available:

- an identity card (passport) and a document confirming a right of ownership on the shares, namely a share certificate or an interim certificate confirming a right of ownership on the nominal securities or an extract from a register or an extract from a custodian accounts for the Shareholders;
- a power of attorney furnished in compliance with valid legislation or a document confirming the authorities of a representative and an identity card (passport), as well as a document confirming a right of ownership on the shares, namely a share certificate or an interim certificate confirming a right of ownership on the nominal securities or an extract from a register or an extract from a custodian accounts for the representatives of the Shareholders.

The agenda materials are available for the Shareholders at 21, Str. Stoletova, Dnepropetrovsk in compliance with valid legislation of Ukraine.

For additional information please contact by phones (0562) 35-83-47, 35,91,63

OJSC "NTZ" Board of Administration

Attachment 24

File No.82-4814

Structure

of the capital stock of the Open Joint-Stock Company
"Nizhnedneprovsky tube rolling plant"
as on 01.01. 2004

Number of shares - 53 885 000 of common registered shares
Par value - 0,25 hrivnas
Authorized Fund - 13 471 250 hrivnas

No.	List of shareholders	Number of shareholders	Total number of shares	Share of the Authorized Fund, %
1.	Individuals	8 767	5 578 026	10,35
2.	Legal entities	48	34 125 804	63,33
3.	Nominal holders	7	14 181 170	26,32
	Total	**8 822**	**53 885 000**	**100,0**

Holders of shares, the share of which in the Authorized Fund exceeds 5 % as on 1.01.2004 are:

- " ALLIED STEEL HOLDING B.V. ";
- " ROSEN ASSET MANAGEMENT S.A. ";
- " BLUMBERG INDUSTRIES LLC ";
- OJSC "Cuvera".

Deputy Director
on Finance and Economy O.I. Nakhod

Attachment 25

File No.82-4814

Structure

of the capital stock of the Open Joint-Stock Company
"Nizhnedneprovsky tube rolling plant"
as on July 1, 2004

Number of shares	-	53 885 000 of common registered shares
Par value	-	0,25 hrivnas
Authorized Fund	-	13 471 250 hrivnas

No.	List of shareholders	Number of shareholders	Total number of shares	Share of the Authorized Fund, %
1.	Individuals	7 663	4 200 838	7,80
2.	Legal entities	48	34 095 809	63,27
3.	Nominal holders	6	15 588 353	28,93
	Total	**7 717**	**53 885 000**	**100,0**

Holders of shares, the share of which in the Authorized Fund exceeds 5 % as on 1.07.2004 are:

- " ALLIED STEEL HOLDING B.V. ";
- " ROSEN ASSET MANAGEMENT S.A. ";
- " BLUMBERG INDUSTRIES LLC ";
- OJSC "Cuvera";
- OJSC "ABiKO".

Deputy Director
on Finance and Economy   O.I. Nakhod

INFORMATION ABOUT THE USA SHAREHOLDERS.

1. The Company issues only one type of the shares that are the ordinary nominal shares (hereinafter referred to as "the Shares") with the nominal value of 0,25 kopecks. As far as it is known for the Company two residents of the USA are the Shareholders:

(i) "BLUMBERG INDUSTRIES LLC",

registered at 9, East Lockerman Street,
Dower, 19901 Denver, USA

which is the registered owner of 5,246,244 (five million two hundred forty six thousand two hundred forty four) Shares amounting to 9,74 % of the total number of issued Shares.

(ii) "LIGHT INVESTMENTS CO",

registered at Building 2, Camden,
Delaware 19934 Kent County,
Willow Groove Road, 12260

which is the registered owner of 1,032 (one thousand thirty two) Shares amounting to 0,0019 % of the total number of issued Shares.

The number of the Shares owned by the USA residents, thus, amounts to 5,247,276 (five million two hundred forty seven thousand two hundred seventy six) Shares amounting to 9,7419 % of the total number of issued Shares.

As far as it is known for us, the Shares owned by the USA residents were acquired at the secondary off-exchange market by ordinary broker operations.

Applying no proper efforts or expenses the Company is not able to find out who are the owners of the securities registered for the nominal owner in a case if the companies indicated in the paragraph 1 above are the nominal owners and the Company has no information about them.

INFORMATION ABOUT DISTRIBUTION OF OJSC "NTZ" SHARES.

2. The first issue of the Shares was effected during privatization of the Company by issuing of 21,554,000 (twenty one million five hundred fifty four thousand) ordinary nominal shares that cost UAH 0,25 each for the total sum of UAH 5,388,500 (five million three hundred eighty eight thousand five hundred).

Privatization of the Company is over (See the Decree of the State Property Fund of Ukraine No 1397 dated December, 8 1997 titled "On Completion of Process of Privatization of OJSC "Nizhnyodniprovskiy Tube-Rolling Plant").

The extraordinary General Meeting of the Shareholders that took place on December, 26 2000 made the decision to effect the second (additional) issue of the OJSC "NTZ" Shares.

All Shareholders of the Company had equal predominant right to acquire the Shares that were issued additionally prorated to their share in the Authorized Capital as of the date when the decision to issued the Shares was made.

Subscription for the Shares of the additional (the second) issue is effected in compliance with provisions of the Share issue approved by the extraordinary General Meeting on 26.12.2000 and it was terminated before the appointed time because planned issue amount of 32,331,000 (thirty two million three hundred thirty one thousand) Share was achieved.

Subscription for the Company shares was made in two stages, i.e.

- during the first stage the predominant right of the Shareholders to acquire the additionally issued Shares was realized prorated to their share in the Authorized Capital as of the date when the decision to issue the Shares was made;
- during the second stage the right of other investors to acquire the Shares issued additionally and the right of existing Shareholders were enjoyed in quantities exceeding a number of the Shares for which a particular shareholder realized his/her predominant right. At the second stage the Company Shareholders enjoyed their right of priority to acquire the Shares issued additionally.

The Shares issued additionally are subject to circulation in compliance with the valid legislation of Ukraine.

According to requirements of the State Committee on Securities and Stock Market related to a procedure of registration of issues of any enterprise shares and loan securities and information about their issues the additional (the second) issue of the Shares was registered and the Certificate confirming registration of the securities No 164/1/01 dated April, 18 2001 by the State Committee on Securities and Stock Market was obtained (taking into account the last issue).

The additional (the second) issue of the securities gave to their owners the rights equal to those given for the securities issued earlier.

As of 22.09.2004 and taking into account sales and purchases of the Company Shares in the secondary equity market the Company laborers owned 5,49 % of the Company Shares, 2,22 % of the Shares were held by other physical persons and 92,29 % of the Shares were possessed by non-state legal persons.